As filed with the Securities and Exchange Commission on June 8, 2004
Registration No. 333-113594

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Phase Forward Incorporated

(Exact name of registrant as specified in its charter)

Delaware	7389	04-3386549
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Phase Forward Incorporated

880 Winter Street
Waltham, Massachusetts 02451
(888) 703-1122
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert K. Weiler

President and Chief Executive Officer
Phase Forward Incorporated
880 Winter Street
Waltham, Massachusetts 02451
(888) 703-1122
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

William J. Schnoor, Jr., Esq. John M. Mutkoski, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110 (617) 248-7000	D. Ari Buchler, Esq. Vice President, General Counsel and Secretary Phase Forward Incorporated 880 Winter Street Waltham, Massachusetts 02451 (888) 703-1122	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

  Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 7, 2004

8,330,000 Shares
Common Stock

________________________________________________________________________________

Phase Forward Incorporated is selling 8,330,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 1,249,500 shares from us to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering range to be between $8.00 and $10.00 per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “PFWD.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Piper Jaffray

Raymond James

The date of this prospectus is                       , 2004

Phase Forward’s products and services provide solutions for the collection,

management and reporting of data during the four phases of the clinical trial component of drug research and development activities.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   In this prospectus “Company,” “we,” “us” and “our” refer to Phase Forward Incorporated and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

   The names “Clintrace”, “Clintrial”, “InForm”, “InForm Architect”, “InForm Unplugged”, “Phase Forward” and our logo are our trademarks or service marks. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Phase Forward Incorporated

   Phase Forward is a leading provider of integrated enterprise-level software products, services and hosted solutions for use in the clinical trial component of our customers’ global research and development initiatives. Our customers include pharmaceutical, biotechnology and medical device companies, as well as academic institutions, clinical research organizations and other entities engaged in clinical trials. By automating essential elements of the clinical trial process, we believe our products allow our customers to accelerate the market introduction of new medical therapies and corresponding revenue, reduce overall research and development expenditures, enhance existing data quality control efforts and reduce clinical and economic risk. We believe our enterprise software and hosted solutions are the most widely-adopted commercial electronic data capture, data management and adverse event reporting solutions in the clinical trial marketplace, having been utilized in over 10,000 clinical trials involving more than 1,000,000 clinical trial study participants and 300 therapeutic compounds and medical devices. Our customer base includes over 220 companies, such as AstraZeneca Pharmaceuticals LP, Aventis S.A., Biogen Idec Inc., Eli Lilly and Company, GlaxoSmithKline plc, Guidant Corporation, Institut de Recherches Internationales Servier, Pfizer Canada, The Procter & Gamble Company, Sanofi-Synthélabo, Schering-Plough Research Institute and Serono S.A.

Industry Overview

   The pharmaceutical industry is primarily comprised of branded pharmaceutical firms, biotechnology companies and generic drug manufacturers. These entities are responsible for the development and marketing of drug therapies which generated approximately $430 billion in global pharmaceutical sales in 2002, representing a compound annual growth rate of 8.5% since 1999, according to IMS Health. These companies are highly research intensive, with research and development expenditures estimated to have exceeded $68 billion in 2002. The clinical development of new drugs and therapies is centered on clinical trials designed to test human safety and efficacy prior to product commercialization and has historically comprised the largest component of these companies’ research and development expenditures. Clinical development has historically been a complex, paper-based process taking up to 15 years to complete at an estimated average total out-of-pocket research and development cost per approved new product, including the cost of non-approved products, in excess of $400 million.

Our Solution

   Our products are designed to offer our customers enterprise-level automation of time-consuming, paper-based clinical trial processes and to scale securely, reliably and cost-effectively for clinical trials involving substantial numbers of clinical sites and patients worldwide. Our products are supported by comprehensive consulting and training services and robust application hosting and support capabilities on a global scale. Our product line is comprised of three market-leading software solutions, including: InForm, our Internet-based electronic data capture solution for collection and transmission of patient information in clinical trials; Clintrial, our clinical data management solution; and Clintrace, our solution for monitoring drug safety and reporting adverse events that occur during the clinical trial process. We principally offer our software products under multi-year term licenses and additionally, in the case of our InForm product, as a hosted-application solution delivered through a standard web-browser.

   Key benefits of our software products, services and hosted solutions include:

•	Reduced time to market. Our software solutions’ user-friendly interfaces and web-based architecture allow users to input data during or soon after a patient visit and accelerate enterprise data visibility and analysis, thereby reducing the clinical trial timeline.

•	Improved data integrity, process control and enterprise-level visibility. Our software solutions provide real-time edit-checking, data queries, reports and analysis, allowing entities engaged in clinical trials to enhance the quality and completeness of the data, as well as monitor the overall progress of the clinical trial program and site or investigator performance.

•	Accelerated critical decision-making for research and development activities. Our software solutions can reduce the time it takes to collect and analyze a volume of data sufficient to assess the likelihood of a successful clinical trial. This makes early intervention or clinical trial or program cancellation more feasible and the process less costly.

•	Enhanced patient safety and reduced potential liability. Utilizing our products, data from adverse events can be quickly identified, reported to the clinical trial sponsor and electronically communicated to regulatory authorities, supporting improved compliance and patient safety.

•	Improved cost containment. The modular nature of our software solutions and the graphical authoring environment that we employ help streamline the clinical trial process by reducing labor and travel-related expenses associated with entering, cleaning and analyzing data.

Our Strategy

   Our objective is to become the standard in technology solutions for clinical trial data capture, data management and adverse event reporting. To achieve this objective we intend to:

•	Expand the customer base for our software products, services and hosted solutions. We intend to secure new customers by leveraging our industry leadership position and domain expertise.

•	Increase penetration within our existing customer base. We believe that a large percentage of our current customers would benefit from an integrated, enterprise-wide adoption of our clinical trial data solutions and we intend to aggressively pursue these cross-selling opportunities.

•	Continue to capitalize on our technology leadership position and expand our product offerings. We intend to develop new software products, services and hosted solutions through internal development, possible acquisitions and relationships with third-party technology providers.

•	Continue to provide a superior level of global customer service and support. The delivery of a high level of multinational customer service and support with deep regulatory expertise is essential and we believe a significant differentiating characteristic of our business strategy.

Our Business Model

   Our software solutions are principally provided to our customers for enterprise adoption through multi-year term licenses with periodic fees. This pricing model, in conjunction with the contractual nature of our services and support solutions, enables us to recognize revenue ratably over the life of a contract, which is typically three to five years. This allows us to maintain a backlog that provides multi-year visibility in revenues. We believe this visibility significantly differentiates us from our competitors, as our current and potential customers frequently look to long-term financial stability as a key criterion in evaluating a vendor to utilize in the clinical development process. As of March 31, 2004, our total backlog represented $143.3 million in commitments, of which the software license portion represented $74.6 million. Of our March 31, 2004 backlog, approximately $43.9 million is currently expected to be recognized during 2004.

Corporate Information

   We incorporated in the State of Delaware in 1997. Our executive offices are located at 880 Winter Street, Waltham, Massachusetts 02451, and our telephone number is (888) 703-1122. Our website address is www.phaseforward.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered	8,330,000 shares

Common stock to be outstanding after this offering	34,786,936 shares

Over-allotment option	1,249,500 shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing and research and development expenditures, the repayment of certain indebtedness and possible strategic acquisitions. See “Use of Proceeds” for more information.

Proposed Nasdaq National Market symbol	PFWD

   The above information is based upon 26,456,936 shares outstanding as of March 31, 2004. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	excludes 34,330 shares of common stock issuable upon exercise of a preferred stock warrant outstanding as of March 31, 2004, at an exercise price of $5.68 per share;

•	excludes 4,588,751 shares of common stock issuable upon exercise of all options outstanding under our stock option plans as of March 31, 2004, with a weighted average exercise price of $2.98 per share;

•	excludes an aggregate of 874,327 shares of common stock reserved for future issuance under our stock option plans as of March 31, 2004;

•	assumes the automatic conversion of all outstanding shares of our preferred stock into 22,841,157 shares of common stock, upon the closing of the offering; and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Information

(in thousands, except per share data)

   The table below sets forth summary consolidated financial information for the periods indicated. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

						Unaudited
Consolidated Statement of Operations Data:
Revenues	$1,493	$10,360	$35,824	$60,572	$62,025	$14,947	$16,962
Cost of revenues	4,644	18,581	27,763	33,027	30,766	7,998	7,203
Gross margin	(3,151)	(8,221)	8,061	27,545	31,259	6,949	9,759
Loss from operations	(12,148)	(28,754)	(18,973)	(7,137)	(6,660)	(1,425)	875
Net income (loss)	(11,928)	(28,503)	(19,148)	(6,954)	(6,626)	(1,755)	383
Accretion of preferred stock	994	3,739	5,573	8,068	7,672	1,918	1,918

Net loss applicable to common stockholders	$(12,922)	$(32,242)	$(24,721)	$(15,022)	$(14,298)	$(3,673)	$(1,535)

Basic and diluted net loss per common share	$(11.18)	$(16.78)	$(10.36)	$(5.05)	$(4.23)	$(1.11)	$(0.43)

Weighted-average shares used to compute basic and diluted net loss per common share	1,156	1,921	2,386	2,975	3,383	3,315	3,550
Pro forma basic and diluted net loss per common share					$(0.25)		$0.01

Shares used to compute pro forma basic and diluted net loss per common share					26,225		26,391

   The pro forma per share amounts in the consolidated statement of operations table above give effect to the automatic conversion of all outstanding shares of our preferred stock into 22,841,157 shares our common stock upon the closing of this offering.

   The following table summarizes our balance sheet data as of March 31, 2004. This balance sheet data is presented on an actual basis and on an as adjusted basis to reflect the automatic conversion of all our outstanding preferred stock into 22,841,157 shares of common stock, the conversion of an outstanding preferred stock warrant into a warrant to purchase 34,330 shares of common stock upon completion of this offering, the declaration in June 2004 of a $4.7 million special cash dividend on our series B, C and D preferred stock payable in September 2004 and our sale of 8,330,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

	As of
	March 31, 2004

	Actual	As Adjusted

	Unaudited
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$24,041	$91,919
Working capital, net of deferred revenue	29,273	92,451
Total assets	79,479	147,201
Total deferred revenue	36,944	36,944
Total redeemable convertible preferred stock and warrant	126,038	—
Total stockholders’ equity (deficit)	(103,060)	86,000

RISK FACTORS

   Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Industry

We depend primarily on the pharmaceutical, biotechnology and medical device industries and are therefore subject to risks relating to changes in these industries.

   Our business depends on the clinical trials conducted or sponsored by pharmaceutical, biotechnology and medical device companies and other entities conducting clinical research. General economic downturns, increased consolidation or decreased competition in the industries in which these companies operate could result in fewer products under development or decreased pressure to accelerate product approval which, in turn, could materially adversely impact our revenues. Our operating results may also be adversely impacted by other developments that affect these industries generally, including:

•	the introduction or adoption of new technologies or products;

•	changes in third-party reimbursement practices;

•	changes in government regulation or governmental price controls;

•	changes in medical practices;

•	the assertion of product liability claims; and

•	changes in general business conditions.

   Any decrease in research and development expenditures or in the size, scope or frequency of clinical trials conducted or sponsored by pharmaceutical, biotechnology or medical device companies or other entities as a result of the foregoing or other factors could materially adversely affect our operations or financial condition.

Changes in regulations and regulatory guidance applicable to our customers or potential customers and the approval process for their products may result in our inability to continue to do business.

   Demand for our software products, services and hosted solutions is largely a function of regulation and regulatory guidance associated with the approval of new drugs, biological products and medical devices imposed upon the clinical trial process by the U.S. federal government and related regulatory authorities such as the U.S. Food and Drug Administration, or FDA, and by foreign governments. In recent years, efforts have been made to streamline the FDA approval process and coordinate U.S. standards with those of other developed countries. Any change in the scope of applicable regulations and regulatory guidance could alter the type or amount of clinical trial spending or negatively impact interest in our software products, services and hosted solutions. Any regulatory reform that limits or reduces the research and development spending of entities conducting clinical research upon which our business depends could have a material adverse effect on our revenues or gross margins.

   In addition, any failure to conform our software products, services and hosted solutions to domestic or international changes in regulations and regulatory guidance applicable to our customers or potential customers and the approval process for their products may result in our inability to continue to do business. Changing our software products, services and hosted solutions to allow our customers to comply with future changes in regulation or regulatory guidance, either domestically or internationally, could cause us to incur substantial costs. We cannot assure you that our product and service offerings will allow our customers and potential customers to stay in compliance with regulations and regulatory guidance as they develop. If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities conducting clinical research may be unwilling to use our software products, services and hosted solutions.

If entities engaged in clinical trials do not shift from traditional paper-based methods of collecting clinical trial data to electronic systems, we may not achieve the market penetration necessary to obtain or maintain profitability.

   If entities engaged in clinical trials are unwilling to use our electronic data capture solutions or to change the way of collecting clinical trial data, our future growth and market share may be limited. Most clinical trials today rely on pre-printed, three-part paper case report forms for data collection. Our efforts to establish an electronic process to capture clinical trial data are a significant departure from the traditional paper-based methods of collecting clinical trial data. As is typical for new and rapidly evolving industries, customer demand for recently introduced technology is highly uncertain. We may not be successful in persuading entities engaged in clinical trials to change the manner in which they have traditionally collected clinical trial data and to accept our software products, services and hosted solutions. If we fail to convince entities engaged in clinical trials to use our methods of capturing clinical trial data, our revenues may be limited and we may fail to be profitable.

We operate in a highly competitive industry and if we are not able to compete effectively, our business and operating results will be harmed.

   The market for our software products, services and hosted solutions is characterized by rapidly changing technologies, evolving industry standards and frequent new product and service introductions and enhancements that may render existing products and services obsolete. Accordingly, we are susceptible to rapid and significant declines in market share due to unforeseen changes in the features, functions or pricing of competing products. Barriers to entry are relatively low and, with the introduction of new technologies and new market entrants, we expect that competition will increase. Increased competition is likely to result in pricing pressures, which could negatively impact our sales, gross margins or market share. Our failure to compete effectively could materially adversely affect our business, financial condition or results of operations.

   Some of our current competitors, as well as many of our potential competitors, have greater name recognition, longer operating histories and significantly greater resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their products to the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, larger customer bases, more widely adopted proprietary technologies, greater marketing expertise and larger sales forces than we have, which could put us at a competitive disadvantage. Further, in light of these advantages, even if our products and services are more effective than the product or service offerings of our competitors, current or potential customers might accept competitive products and services in lieu of purchasing our software products, services and hosted solutions. We cannot assure you that we can maintain or enhance our competitive position against current and future competitors.

Changing customer or prospective customer requirements could decrease the demand for our products and services, which would adversely affect our revenues and operating results.

   Our future success will depend in large part on our ability to enhance and broaden our software products, services and hosted solutions to meet the evolving needs of our customers and prospective customers. To achieve our goals, we need to effectively respond to our customers’ and prospective customers’ needs, technological changes and new industry standards and developments in a timely manner. If we are unable to enhance our existing product and service offerings or develop new products and services to meet changing requirements, demand for our software products, services and hosted solutions could suffer and our revenues and operating results could be materially adversely affected. We could also incur substantial costs if we need to modify our products or services, or information technology infrastructure, to adapt to technological changes or new industry standards or developments.

Risks Related to Our Company

We have incurred substantial losses in the past and may not be profitable in the future.

   We have incurred significant losses in each fiscal year since our inception in June 1997, and we may incur significant operating losses in the future. As a result of our operating losses and accretion of preferred dividends of $28.1 million, we had an accumulated deficit of $99.0 million at March 31, 2004. You should not consider recent quarterly revenue growth as indicative of our future performance as our operating results may fluctuate significantly from quarter to quarter. In addition, we expect our development, sales and other operating expenses to increase in the future as we expand our business. If our revenue does not grow to offset these expected increased expenses, we may not be profitable. In fact, in future quarters we may not have any revenue growth and our revenue could decline. Furthermore, if our operating expenses exceed our expectations, our financial performance will be adversely affected.

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

   We were incorporated in June 1997 and operate in an emerging market. Accordingly, our business and future prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

•	generate sufficient revenues to achieve and maintain profitability;

•	manage growth in our operations;

•	attract and retain customers;

•	attract and retain key personnel;

•	develop and renew strategic relationships; and

•	access additional capital when required and on reasonable terms.

   We cannot be certain that we will successfully address these and other challenges, risks and uncertainties or that our business model will be successful. Failure to do so could adversely affect our business, results of operations or financial condition.

Our software products and hosted solutions are at varying stages of market acceptance and the failure of any of our products to achieve wide acceptance would harm our operating results.

   We began offering our InForm electronic data capture software solution for clinical trials in December 1998. Although the Clintrial and Clintrace products were introduced over 10 years ago, we did not begin offering these products until after our acquisition of Clinsoft Corporation in 2001. Continued use of our Clintrial and Clintrace software products, and broad and timely acceptance of our InForm product, as well as integrated solutions combining one or more of our software products, is critical to our future success and is subject to a number of significant risks, some of which are outside our control. These risks include:

•	our customers’ and prospective customers’ desire for and acceptance of our electronic data capture, management and adverse event reporting software solutions;

•	our software products and hosted solutions’ ability to support large numbers of users and manage vast amounts of data;

•	our customers’ ability to use our software products and hosted solutions, train their employees and successfully deploy our technology in their clinical trials; and

•	our ability to significantly expand our internal resources and increase our capital and operating expenses to support the anticipated growth and continued integration of our software products, services and hosted solutions.

   Our failure to address, mitigate or manage these risks would seriously harm our business, particularly if the failure of any or all of our software products or hosted solutions to achieve market acceptance negatively affects our sales of our other products and services.

Our operating results may fluctuate significantly and could cause the market price of our common stock to fall rapidly and without notice.

   Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter, particularly because of the rapidly evolving market in which we operate and our term license model. For instance, our quarterly results ranged from an operating loss of $4.1 million for the quarter ended December 31, 2003 to operating income of $875,000 for the quarter ended March 31, 2004. Our results of operations in any given quarter will be based on a number of factors, including:

•	the extent to which our software products, services and hosted solutions achieve or maintain market acceptance;

•	our ability to introduce new products and services and enhancements to our existing products and services on a timely basis;

•	the competitive environment in which we operate;

•	the timing of our product sales and the length of our sales and implementation cycles;

•	changes in our operating expenses;

•	our ability to hire and retain qualified personnel;

•	changes in the regulatory environment related to the clinical trial market;

•	the financial condition of our current and potential customers; and

•	the timing, size and integration success of potential future acquisitions.

   A significant portion of our operating expense is relatively fixed in nature and planned expenditures are based in part on expectations regarding future revenues. Accordingly, unexpected revenue shortfalls may decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

We may be required to spend substantial time and expense before we recognize a significant portion of the revenues, if any, attributable to our customer contracts.

   The sales cycle for some of our software solutions frequently takes in excess of nine months from initial customer contact to contract execution. During this time, we may expend substantial time, effort and financial resources without realizing any revenue with respect to the potential sale. In addition, in the case of our hosted electronic data capture solutions, we do not begin recognizing revenue until implementation cycles are complete. Moreover, while we begin recognizing revenue upon the execution of our software term licenses, it may be difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is recognized over the applicable license term, typically three to five years. As a result, we may not recognize significant revenues, if any, from some customers despite incurring considerable expense related to our sales and implementation process. Even if we do realize revenues from a contract, our term license pricing model may keep us from recognizing a significant portion of these revenues during the same period in which sales and implementation expenses were incurred. Those timing differences could cause our gross margins and profitability to fluctuate significantly from quarter to quarter. Similarly, a decline in new or renewed software term licenses in any one quarter will not necessarily be fully reflected in the revenue in that quarter and may negatively affect our revenue in future quarters. This could cause our operating results to fluctuate significantly from quarter to quarter.

The loss of one or more major customers could materially and adversely affect our results of operations and financial condition.

   Our top five customers accounted for approximately 37% of our revenues during 2002, approximately 32% of our revenues during 2003 and approximately 37% of our revenues during the three months ended March 31, 2004. Moreover, sales to one customer, Eli Lilly and Company, a holder of approximately one percent of our outstanding capital stock, accounted for approximately 10% of our revenues for the fiscal year ended December 31, 2003 and 13% for the three months ended March 31, 2004. The loss of any of our major customers could have a material adverse effect on our results of operations or financial condition. We may not be able to maintain our customer relationships, and our customers may not renew their agreements with us, which could adversely affect our results of operations or financial condition. A significant change in the liquidity or financial position of any of these customers could also have a material adverse effect on the collectibility of our accounts receivables, our liquidity and our future operating results.

Interruptions or delays in service from our third party providers could impair the delivery of our hosted InForm electronic data capture solution and harm our business.

   We host our InForm electronic data capture software solution at third-party facilities. Consequently, the occurrence of a natural disaster or other unanticipated problems at the facilities of our third-party provider could result in unanticipated interruptions in our customers’ access to our InForm electronic data capture software solution. Our hosted services may also be subject to sabotage, intentional acts of malfeasance and similar misconduct due to the nature of the Internet. In the past, Internet users have occasionally experienced difficulties with Internet and online services due to system or security failures. We cannot assure you that our business interruption insurance will adequately compensate our customers or us for losses that may occur. Even if covered by insurance, any failure or breach of security of our systems could damage our reputation and cause us to lose customers. Further, certain of our hosted InForm electronic data capture solutions, representing approximately 15% of our total revenues for the three months ended March 31, 2004, are subject to service level agreements that guarantee certain levels of uptime reliability. These agreements provide for 95% to 99% server availability. In the event that we fail to meet those levels, whether resulting from an interruption in service caused by our technology or that of a third-party provider, we could be subject to customer credits or termination of these customer contracts.

Failure of our technology and products could harm our business and operating results.

   The technology underlying our software products and hosted solutions processes vast amounts of clinical trial data. Customers relying on our products to collect, manage and report clinical trial information may have a greater sensitivity to product errors and security vulnerabilities than customers of software products in general. In the past, failures of our technology and human error have negatively impacted the data capture, management or reporting capabilities of our products, and new errors may be detected in the future. Any delay or failure of our technology may result in the disruption of the clinical trial process and could harm our business and operating results. Product or service errors could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products and services in the future. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins. In addition, security breaches, whether intentional or accidental, could expose us to a risk of loss of data, litigation and possible liability.

The global nature of our business exposes us to multiple risks.

   For the year ended December 31, 2003 and the three months ended March 31, 2004, approximately 39% and 38%, respectively, of our revenues were derived from international operations. We expect that our international operations will continue to account for a significant portion of our revenues. As a result of our international operations, we are exposed to many risks and uncertainties, including:

•	difficulties in staffing, managing and supporting operations in multiple countries;

•	tariff and international trade barriers;

•	fewer legal protections for intellectual property and contract rights abroad;

•	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	government currency control and restrictions on repatriation of earnings;

•	fluctuations in foreign currency exchange and interest rates; and

•	political and economic changes, hostilities and other disruptions in regions where we currently operate or may operate in the future.

   Negative developments in any of these areas in one or more countries could result in a reduction in demand for our software products, services and hosted solutions, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition. Moreover, with regard to our international operations, we frequently enter into transactions in currencies other than the U.S. dollar. This creates a foreign currency exchange risk for us that could have a material adverse effect on our results of operations and financial condition.

We may lose or delay revenues related to our hosted solutions if our customers terminate or delay their contracts with us.

   Approximately 16% of the value of our total backlog as of March 31, 2004 relates to certain of our hosted electronic data capture and other service and consulting contracts, which are subject to cancellation by our customers at any time with limited notice. Entities engaged in clinical trials may terminate or delay a clinical trial for various reasons including the failure of the tested product to satisfy safety or efficacy requirements, unexpected or undesired clinical results, decisions to de-emphasize a particular product or forego a particular clinical trial, decisions to downsize clinical development programs, insufficient patient enrollment or investigator recruitment and production problems resulting in shortages of required clinical supplies. In the case of our hosted solutions, any termination or delay in the clinical trials would likely result in a consequential delay or termination in those customers’ service contracts. We have experienced terminations and delays of our customer service contracts in the past and expect to experience additional terminations and delays in the future. Because we do not recognize any portion of a hosted service contract’s revenue until the implementation cycle is complete, the termination or delay of our customers’ clinical trials could result in decreased or delayed revenues under these contracts which could materially harm our business.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

   Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, noncompetition and assignment of inventions agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we market our software products, services and hosted solutions may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. The failure to adequately protect our intellectual property and other proprietary rights may have a material adverse effect on our business, results of operations or financial condition.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, to enter into royalty or licensing agreements or to develop or license substitute technology.

   We are, and may in the future be, subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party. For instance, in April 2004, Datasci, LLC filed a complaint against us and one of our customers alleging that we infringe a patent claimed to be owned by Datasci. This case is still in the initial pleading stage. In addition, the vendors who provide us with technology that we use in our technology could become subject to similar infringement claims. Although we believe that our software solutions do not infringe the patents of any third party, we cannot assure you that our technology does not infringe patents held by others or that they will not in the future. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to successfully develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the applicable technology. In addition, we generally provide in our customer agreements, including our agreement with the customer that is the subject of the Datasci claim referenced above, that we will indemnify our customers, against third party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

Our business could be seriously harmed by our dependence on a limited number of suppliers.

   We depend upon a limited number of suppliers for specific components of our software products and hosted solutions. We may increase our dependence on certain suppliers as we continue to develop and enhance our software and service solutions. Our dependence on a limited number of suppliers leaves us vulnerable to having an inadequate supply of required components, price increases, delayed supplier performance and poor component quality. For instance, we rely on Oracle Corporation to supply the database component of our software solutions and on IBM Corporation to provide the server facilities for our hosting services. Oracle Corporation also offers a software package that is competitive with our products and services. If we are unable to obtain components for our software solutions from third-party suppliers in the quantities and of the quality that we need, on a timely basis or at acceptable prices, we may not be able to deliver our software products, services and hosted solutions on a timely or cost-effective basis to our customers, and our business, results of operations and financial condition could be seriously harmed. Moreover, delays or interruptions in our service may reduce our revenue, cause customers to terminate their contracts and adversely affect our customer renewals.

We could incur substantial costs resulting from product liability claims relating to our products or services or our customers’ use of our products or services.

   Any failure or errors in a customer’s clinical trial or adverse event reporting obligations caused or allegedly caused by our products or services could result in a claim for substantial damages against us by our customers or the clinical trial participants, regardless of our responsibility for the failure. Although we are entitled to indemnification under our customer contracts against claims brought against us by third parties arising out of our customers’ use of our products, we might find ourselves entangled in lawsuits against us that, even if unsuccessful, divert our resources and energy and adversely affect our business. Further, in the event we seek indemnification from a customer, we cannot assure you that a court will enforce our indemnification right if challenged by the customer obligated to indemnify us or that the customer will be able to fund any amounts for indemnification owed to us. We also cannot assure you that our existing general liability insurance coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

We and our products and services could be subjected to governmental regulation, requiring us to incur significant compliance costs or to cease offering our products and services.

   The clinical trial process is subject to extensive and strict regulation by the FDA, as well as other regulatory authorities worldwide. Our electronic data capture, management and adverse event reporting products and services could be subjected to state, federal and foreign regulations. We cannot assure you that our products and service offerings will comply with applicable regulations and regulatory guidelines as they develop. If our products or services fail to comply with any applicable government regulations or guidelines, we could incur significant liability or be forced to cease offering our applicable products or services. Also, conforming our products and services to any applicable regulations and guidelines could substantially increase our operating expenses.

We may acquire or make investments in companies or technologies that could cause disruption of our business and loss of value or dilution to our stockholders.

   We have made in the past, and may make in the future, acquisitions or significant investments in other businesses. Entering into an acquisition entails many risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts and personnel of the target company and realizing the anticipated synergies of the combined businesses;

•	the price we pay or other resources that we devote may exceed the value we eventually realize or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	managing the risks of entering markets or types of businesses in which we have limited or no direct experience;

•	the diversion of management’s attention from other business concerns; and

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products.

   In addition, if we finance any future acquisitions by issuing equity securities or convertible debt, our existing stockholders may be diluted or the market price of our stock may be adversely affected. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

If we are unable to retain our personnel and hire additional skilled personnel, we may be unable to achieve our goals.

   Our future success depends upon our ability to attract, train and retain highly skilled employees and contract workers, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Each of our executive officers and other employees could terminate his or her relationship with us at any time. The loss of any member of our management team might significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. In addition, because of the technical nature of our software products, services and hosted solutions and the dynamic market in which we compete, any failure to attract and retain qualified direct sales, professional services and product development personnel, as well as our contract workers, could have a material adverse affect on our ability to generate sales or successfully develop new software products, services and hosted solutions or software enhancements.

Failure to manage our rapid growth effectively could harm our business.

   We have been experiencing a period of rapid growth that has placed a significant strain on our operational and financial resources and our personnel. From January 1, 1999 to March 31, 2004, the number of our employees increased from 35 to approximately 347. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically distributed locations. We also must attract, integrate, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers and other management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

   We anticipate that the net proceeds of this offering, together with current cash and cash equivalents, will be sufficient to meet our current needs for general corporate purposes. However, we may need additional financing to execute on our current or future business strategies, including to:

•	hire additional personnel;

•	develop new or enhance existing software products, services and hosted solutions;

•	enhance our operating infrastructure;

•	acquire businesses or technologies; or

•	otherwise respond to competitive pressures.

   If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our software products, services and hosted solutions, or otherwise respond to competitive pressures would be significantly limited.

Our loan agreement contains operating and financial covenants that may restrict our business and financing activities.

   We have a loan agreement with a bank that provides for a $5.0 million working capital credit line and a $4.5 million equipment line of credit. Our loan agreement restricts our ability to:

•	redeem subordinated indebtedness;

•	incur additional indebtedness;

•	create liens;

•	enter into transactions with affiliates;

•	make investments;

•	sell assets;

•	pay dividends or make distributions on, or repurchase, our stock; or

•	consolidate or merge with other entities.

   In addition, our credit facilities require us to meet specified revenue thresholds and maintain specified financial ratios and tests. The operating and financial restrictions and covenants in these credit facilities, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under the loan agreement, which could cause all of the outstanding indebtedness under both credit facilities to become immediately due and payable and terminate all commitments to extend further credit.

   At December 31, 2003, we were in violation of a financial covenant requiring us to achieve quarterly revenues of $16.0 million, net of reimbursable out-of-pocket expense, for which we received a waiver from the bank. That waiver, however, did not remove or limit the financial covenants we must satisfy under the loan agreement in the future. Although we believe we are currently in compliance under this agreement, we cannot assure you that if a future violation occurs we will receive a waiver or that our indebtedness will not be accelerated. While we expect that after this offering we will have sufficient resources to fund any amounts which may become due under these credit facilities, we cannot assure you that we will have sufficient assets to repay our credit facilities upon any default or that the bank will not seek to enforce its remedies against us. If we were unable to repay those amounts, the bank could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, other than our intellectual property, as collateral under the loan agreement. We have also entered into a negative pledge agreement that, subject to certain exceptions, generally prohibits us from pledging our intellectual property to others.

In the course of conducting our business, we possess or could be deemed to possess personal medical information in connection with the conduct of clinical trials, which if we fail to keep properly protected, could subject us to significant liability.

   Our software solutions are used to collect, manage and report information in connection with the conduct of clinical trails. This information is or could be considered to be personal medical information of the clinical trial participants. Regulation of the use and disclosure of personal medical information is complex and growing. Increased focus on individuals’ rights to confidentiality of their personal information, including personal medical information, could lead to an increase of existing and future legislative or regulatory initiatives giving direct legal remedies to individuals, including rights to damages, against entities deemed responsible for not adequately securing such personal information. In addition, courts may look to regulatory standards in identifying or applying a common law theory of liability, whether or not that law affords a private right of action. Since we receive and process personal information of clinical trial participants from our customers, there is a risk that we could be liable if there were a breach of any obligation to a protected person under contract, standard of practice or regulatory requirement. If we fail to properly protect this personal information that is in our possession or deemed to be in our possession, we could be subjected to significant liability.

Risks Related to This Offering

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price or at a time that is acceptable to you.

   Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company and this could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering and subject us to securities class action litigation.

   Market prices for securities of software, technology and health care companies have been particularly volatile. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	the failure of any of our software products, services and hosted solutions to achieve or maintain commercial success;

•	changes in market valuations of similar companies;

•	success of competitive products and technologies;

•	future issuances of securities or the incurrence of debt by us, or other changes in our capital structure;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States and foreign countries;

•	litigation involving our company or our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

   In addition, if the market for software, technology or health care stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

   Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in “Underwriting.” These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 34,786,936 shares of common stock outstanding based on the number of shares outstanding as of March 31, 2004. This includes the 8,330,000 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 26,456,936 shares, or 76% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and	Date Available for Sale
% of Total Outstanding	Into Public Market

246,970 shares, or 0.7%	On the date of this prospectus.
264,315 shares, or 0.8%	90 days after the date of this prospectus.
24,439,368 shares, or 70.3%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Thomas Weisel Partners LLC can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
1,506,283 shares, or 4.3%	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws.

   In addition, as of March 31, 2004, there were 34,330 shares subject to an outstanding warrant, 4,588,751 shares subject to outstanding options and an additional 874,327 shares reserved for future issuance under our stock option and stock purchase plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of 25,093,840 shares of our common stock as of March 31, 2004, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

As a result of prior sales of our equity securities at prices lower than the price in this offering, you will incur immediate and substantial dilution of your investment.

   If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $7.20 per share, representing the difference between the estimated initial public offering price of $9.00 per share and our pro forma net tangible book value per share after giving effect to this offering, the conversion of all our shares of outstanding preferred stock and preferred stock warrant in connection with this offering and a $4.7 million special cash dividend on our series B, C and D preferred stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of March 31, 2004, there were 34,330 shares subject to an outstanding warrant with an exercise price of $5.68 per share and 4,588,751 shares subject to outstanding options with a weighted average exercise price of $2.98 per share. To the extent that this warrant or these outstanding options are ultimately exercised, you will incur further dilution.

Our directors and management will exercise significant control over our company.

   After this offering, our directors and executive officers and their affiliates will collectively control approximately 46% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Delaware law and our corporate documents may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.

   Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

   The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

   In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

   The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

   Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of new products.

Certain of our financial statements have been audited by Arthur Andersen LLP, and your ability to recover damages from Arthur Andersen may be limited.

   Prior to September 11, 2002, Arthur Andersen LLP served as our independent public accountants. In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges arising from the government’s investigation of Enron Corporation, and the firm subsequently ceased conducting business. Securities and Exchange Commission rules require us to present in this prospectus certain historical financial statements for the year ended December 31, 2001 that were audited by Arthur Andersen. The report previously issued by Arthur Andersen with respect to the financial statements for the year ended December 31, 2001 has not been reissued by them. Since our former engagement partner and audit manager have left Arthur Andersen and Arthur Andersen has ceased conducting business, we have not been able to obtain the consent of Arthur Andersen to the inclusion of its audit report in this prospectus and will not be able to obtain Arthur Andersen’s consent in the future. The absence of this consent may limit any recovery to which you might be entitled against Arthur Andersen under Section 11 of the Securities Act. It is also likely that events arising out of the conviction of Arthur Andersen would adversely affect its ability to satisfy any claims that you may have or that we may have arising from its provision of auditing and other services to us.

Thomas Weisel Partners LLC, one of our underwriters, may have conflicts of interest in connection with this offering.

   Thomas Weisel Partners LLC is a managing underwriter for this offering. Entities affiliated with Thomas Weisel Partners LLC (the Thomas Weisel group) beneficially own in the aggregate more than 10% of our outstanding capital stock, as determined under the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”). Accordingly, the Thomas Weisel group may be deemed to be an affiliate of ours or to have a conflict of interest with us pursuant to Rules 2720(b)(1) and 2720(b)(7) of the Conduct Rules of the NASD. In light of that, this offering is being conducted pursuant to the applicable provisions of Rule 2720 of the Conduct Rules of the NASD. Rule 2720 of the Conduct Rules of the NASD provides that, among other things, when an NASD member firm participates in an offering of securities of a company of which the member is an affiliate or with which the member has a conflict of interest, the initial public offering price can be no higher than that recommended by a “qualified independent underwriter.” Piper Jaffray & Co. is serving as the qualified independent underwriter in this offering and will recommend a price in compliance with the requirements of Rule 2720(c)(3)(A) of the Conduct Rules of the NASD. The initial public offering price for our shares of common stock to be sold in this offering will be no higher than the price recommended by Piper Jaffray & Co.

   In addition, pursuant to a voting agreement between us and a number of our investors, the Thomas Weisel group has a right to designate a member of our board of directors and the parties to that agreement are obligated to vote for the election of that designee. The Thomas Weisel group is not currently exercising its right to designate a member of our board of directors. Pursuant to the terms of that agreement, the Thomas Weisel group’s right to designate a member of our board of directors and the corresponding voting agreement automatically terminate upon the closing of this offering.

   Holders of approximately 92.7% of the outstanding shares of our common stock (on an as-converted into common stock basis as of June 7, 2004), including the Thomas Weisel group, have entered into “lock-up” agreements, which generally prohibit those holders from selling or otherwise disposing of those shares held by them for a period of 180 days after the date of this prospectus, subject to extension in specified instances, unless Thomas Weisel Partners LLC consents to any such sales or dispositions. Thomas Weisel Partners LLC is affiliated with the Thomas Weisel group. If Thomas Weisel Partners LLC were to release the Thomas Weisel group or any other significant beneficial owner of our stock from the restrictions contained in their lock-up agreements with Thomas Weisel Partners LLC, all other stockholders who are subject to a lock-up agreement with Thomas Weisel Partners LLC would be similarly released from those restrictions. In such event, a substantial number of shares of our stock could be sold, subject to restrictions imposed by the securities laws, prior to the expiration of the lock-up period, which could cause the market price of our common stock to drop significantly. For further information regarding Thomas Weisel Partners LLC’s interest as underwriter in this offering, any conflicts of interest Thomas Weisel Partners LLC may have with regard to this offering and the lock-up agreements, please refer to the section of this prospectus entitled “Underwriting.”

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our plans to develop and market new products and the timing of these development programs;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	our estimates of expenses and future revenues and profitability;

•	our estimates of the size of the markets for our products and services;

•	the rate and degree of market acceptance of our products; and

•	the success of other competing technologies that may become available.

   In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “intends,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

   This prospectus also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

   We estimate that we will receive approximately $67.7 million in net proceeds from the sale of our common stock in this offering, or approximately $78.2 million if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

   We currently intend to use the estimated net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing and research and development expenditures, as well as the repayment of certain indebtedness in an aggregate outstanding amount of approximately $2.5 million under our working capital line of credit. This working capital line of credit was renewed effective March 31, 2004 and accrues interest at the prime rate.

   We believe opportunities may exist from time to time to expand our current business through strategic alliances or acquisitions with other companies, products or technologies. While we have no current plans for any specific acquisitions at this time, we may use a portion of the proceeds for these purposes.

   We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of the offering. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

DIVIDEND POLICY

   Except for the special cash dividend described below, we have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, the terms of our credit facilities restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

   In June 2004, our board of directors considered the payment of a special cash dividend on each share of our series B, C and D preferred stock in an amount equal to five percent of the original purchase price of those shares. After taking into account our financial condition, recent financial performance and short-term cash requirements, our board of directors declared a special cash dividend to our series B, C and D preferred stockholders of record as of June 15, 2004 in the aggregate amount of approximately $4.7 million, payable on September 15, 2004. We received a waiver under our working capital line of credit to permit the payment of this dividend. Purchasers of shares in this offering will not be entitled to this special cash dividend.

CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2004 on an actual basis and on an as adjusted basis to reflect the automatic conversion of all our outstanding preferred stock into 22,841,157 shares of common stock and the conversion of an outstanding preferred stock warrant into a warrant to purchase 34,330 shares of common stock upon completion of this offering, a $4.7 million special cash dividend on our series B, C and D preferred stock and our sale of 8,330,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses. You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of
	March 31, 2004

	Actual	As Adjusted

	Unaudited
	(in thousands, except
	share data)
Long-term debt, less current portion	$2,422	$2,422
Preferred stock, $.01 par value: 22,883,803 shares authorized, actual; 5,000,000 shares authorized, as adjusted:
Series A — 4,000,000 shares authorized; 4,000,000 shares issued and outstanding actual; no shares issued and outstanding, as adjusted	4,000	—
Series B — 4,531,063 shares authorized; 4,531,063 shares issued and outstanding actual; no shares issued and outstanding, as adjusted	12,165	—
Series C — 9,221,970 shares authorized; 9,187,640 shares issued and outstanding actual; no shares issued and outstanding, as adjusted	70,020	—
Series D — 5,130,770 shares authorized; 5,122,454 shares issued and outstanding actual; no shares issued and outstanding, as adjusted	39,684	—
Series C preferred stock warrant	169	—
Stockholders’ equity (deficit):
Common stock, $.01 par value: 32,804,444 shares authorized; 3,652,779 shares issued, actual; 100,000,000 shares authorized, as adjusted; 34,823,936 shares issued, as adjusted	37	348
Additional paid-in capital	—	193,449
Subscription receivable	(113)	(113)
Deferred stock-based compensation	(3,324)	(3,324)
Treasury stock, 37,000 shares at cost	(111)	(111)
Accumulated other comprehensive loss	(581)	(581)
Accumulated deficit	(98,968)	(103,668)

Total stockholders’ equity (deficit)	$(103,060)	$86,000

Total capitalization	$25,400	$88,422

DILUTION

   At March 31, 2004, our actual net tangible book value (deficit) was approximately $(126.5 million), or $(35.00) per share of common stock. Actual net tangible book value (deficit) per share represents the amount of total actual tangible assets less total actual liabilities, divided by the shares of common stock outstanding at March 31, 2004. After giving effect to the automatic conversion of all of our shares of our preferred stock into 22,841,157 shares of common stock and the conversion of an outstanding preferred stock warrant into a warrant to purchase 34,330 shares of common stock, and the sale of the 8,330,000 shares of common stock we are offering and after deducting the estimated underwriting discounts and commissions and estimated offering costs and a $4.7 million special cash dividend on our series B, C and D preferred stock our pro forma as adjusted net tangible book value at March 31, 2004 would have been $62.7 million, or $1.80 per share of common stock. This represents an immediate increase in as adjusted pro forma net tangible book value (deficit) of $36.80 per share to existing stockholders and an immediate dilution of $7.20 per share to new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$9.00
Net tangible book value (deficit) per share as of March 31, 2004	$(35.00)
Increase per share attributable to the conversion of preferred stock and preferred stock warrant	34.80
Increase per share attributable to this offering	2.00

Pro forma as adjusted net tangible book value per share after this offering		1.80

Net tangible book value dilution per share to new investors in this offering		$7.20

   Assuming the exercise in full of the underwriters’ over-allotment option, our pro forma net tangible book value as of March 31, 2004 would have been $73.1 million, or $2.03 per share. This represents an immediate increase in the pro forma net tangible book value of $37.03 per share to existing stockholders and an immediate dilution of $6.97 per share to new investors.

   The following table summarizes, on a pro forma as adjusted basis as of March 31, 2004, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	26,456,936	76%	$99,234	57%	$3.75

New investors	8,330,000	24%	74,970	43%	$9.00

Total	34,786,936	100%	$174,204	100%

   The foregoing tables and calculations are based on shares of our common stock outstanding as of March 31, 2004 after giving effect to the automatic conversion of all of our shares of preferred stock, including 3,891,684 shares of Series D preferred stock issued in connection with the Clinsoft acquisition, into 22,841,157 shares of common stock upon completion of this offering, and exclude:

•	34,330 shares of common stock issuable upon exercise of a preferred stock warrant as of March 31, 2004, at an exercise price of $5.68 per share, upon the closing of this offering;

•	and 4,588,751 shares of common stock issuable upon exercise of outstanding stock options at March 31, 2004 with a weighted-average exercise price of $2.98 per share.

   Assuming the exercise in full of this warrant and all of these options as of March 31, 2004, the number of shares purchased by existing stockholders would increase to 31,080,017 shares, total consideration paid by them would increase to $113.1 million and the average price per share paid by them would be decreased to $3.64 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

   The following consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited consolidated financial statements that do not appear in this prospectus. The statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet as of March 31, 2004 were derived from our unaudited consolidated financial statements and related notes, which are included elsewhere in the prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001(1)	2002	2003	2003	2004

						unaudited
Consolidated Statement of Operations:
Revenues:
License	$247	$1,229	$9,134	$15,746	$21,377	$4,766	$6,166
Service	1,246	9,131	26,690	44,826	40,648	10,181	10,796

Total revenues	1,493	10,360	35,824	60,572	62,025	14,947	16,962
Cost of revenues(2):
License	—	—	912	2,157	2,300	648	422
Service	4,644	18,581	26,851	30,870	28,466	7,350	6,781

Total cost of revenues	4,644	18,581	27,763	33,027	30,766	7,998	7,203
Gross margin:
License	247	1,229	8,222	13,589	19,077	4,118	5,744
Service	(3,398)	(9,450)	(161)	13,956	12,182	2,831	4,015

Total gross margin	(3,151)	(8,221)	8,061	27,545	31,259	6,949	9,759
Operating expenses:
Sales and marketing(2)	3,003	8,208	11,235	13,581	12,709	3,173	3,305
Research and development(2)	3,460	6,754	8,338	10,654	10,569	2,583	2,936
General and administrative(2)	2,534	5,571	7,461	10,447	10,138	2,618	2,643
Restructuring charge	—	—	—	—	4,503	—	—

Total operating expenses	8,997	20,533	27,034	34,682	37,919	8,374	8,884

Income (loss) from operations	(12,148)	(28,754)	(18,973)	(7,137)	(6,660)	(1,425)	875
Other income (expense):
Interest income	318	1,180	568	307	111	28	105
Interest expense	(94)	(419)	(558)	(418)	(364)	(92)	(82)
Other income (expense)	(4)	(510)	(185)	729	721	(163)	(16)

Total other income (expense)	220	251	(175)	618	468	(227)	7

Income (loss) before provision for income taxes	(11,928)	(28,503)	(19,148)	(6,519)	(6,192)	(1,652)	882
Provision for income taxes	—	—	—	435	434	103	499

Net income (loss)	(11,928)	(28,503)	(19,148)	(6,954)	(6,626)	(1,755)	383
Accretion of preferred stock	994	3,739	5,573	8,068	7,672	1,918	1,918

Net loss applicable to common stockholders	$(12,922)	$(32,242)	$(24,721)	$(15,022)	$(14,298)	$(3,673)	$(1,535)

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001(1)	2002	2003	2003	2004

						unaudited
Net loss per share applicable to common stockholders:
Basic and diluted(3)	$(11.18)	$(16.78)	$(10.36)	$(5.05)	$(4.23)	$(1.11)	$(0.43)

Pro forma (unaudited)(3)					$(0.25)		$0.01

Weighted-average number of common shares used in computing per share amounts:
Basic and diluted(3)	1,156	1,921	2,386	2,975	3,383	3,315	3,550
Pro forma (unaudited)(3)					26,225		26,391

						As of
	As of December 31,					March 31,

	1999	2000	2001	2002	2003	2004

						unaudited
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$24,783	$24,198	$29,035	$19,082	$20,657	$24,041
Working capital, net of deferred revenue	23,821	20,321	26,874	24,182	28,107	29,273
Total assets	30,134	39,866	83,771	73,576	80,844	79,479
Total deferred revenue	3,025	7,183	31,209	28,608	37,788	36,944
Redeemable convertible preferred stock and warrant	40,445	69,541	106,410	116,448	124,120	126,038
Debt, net of current portion	479	3,545	1,821	2,238	1,970	2,422
Accumulated deficit	(17,271)	(49,513)	(74,234)	(87,855)	(98,911)	(98,968)
Total stockholders’ equity (deficit)	(17,158)	(49,201)	(73,978)	(88,347)	(102,446)	(103,060)

(1)	On August 14, 2001, the Company acquired all of the outstanding capital stock of Clinsoft Corporation, which was accounted for as a purchase under Statement of Financial Accounting Standards No. 141, Business Combinations. Accordingly, the results of Clinsoft have been included in the accompanying consolidated financial statements since the date of acquisition. For more information, refer to Note 3 of the notes to our consolidated financial statements.

(2)	Cost of revenues and operating expenses include stock-based expenses, consisting of:

						Three
						Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

Cost of services	$—	$—	$—	$—	$264	$—	$26
Sales and marketing	19	188	69	103	124	6	39
Research and development	—	—	—	—	184	—	96
General and administrative	—	—	—	—	155	—	285

Total stock-based expenses	$19	$188	$69	$103	$727	$6	$446

(3)	For information regarding the computation of per share amounts, refer to Note 2 of the notes to our consolidated financial statements. Pro forma net loss per share represents the net loss divided by the weighted average unrestricted common and preferred shares, on an as-converted basis, outstanding during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

   We are a leading provider of integrated, enterprise-level electronic data capture, management and adverse event reporting software solutions for use in the clinical trial component of our customers’ global research and development initiatives. We offer software products, services and hosted solutions to pharmaceutical, biotechnology and medical device companies, as well as academic institutions, clinical research organizations and other entities engaged in clinical trials. By automating essential elements of the clinical trial process, we believe our products allow our customers to accelerate the market introduction of new medical therapies and corresponding revenue, reduce overall research and development expenditures, enhance existing data quality control efforts and reduce clinical and economic risk.

Fiscal Year

   Our fiscal year ends on December 31. Reference to 2003, for example, refers to the fiscal year ended December 31, 2003.

Clinsoft Acquisition

   On August 14, 2001, we acquired Clinsoft Corporation, a developer, marketer and provider of clinical data management and adverse event reporting and tracking products and services. The aggregate purchase price was approximately $44.1 million, which consisted of the issuance of 3.9 million shares of our Series D redeemable convertible preferred stock, the assumption of liabilities and direct acquisition costs. The acquisition of the Clinsoft business was accounted for as a purchase under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Accordingly, the results of Clinsoft have been included in our consolidated financial statements since the date of acquisition.

   In connection with the Clinsoft acquisition, we restructured the operations of Clinsoft to eliminate redundant facilities and headcount, reduce our cost structure and better align operating expenses with existing economic conditions. As a result, our combined headcount decreased from 479 employees at the time of the acquisition to 394 employees following the restructuring, resulting in 222 employees in professional services, 68 in research and development, 57 in sales and marketing and 47 in general and administrative functions.

Sources of Revenues

   We derive our revenues from software licenses and services. License revenue is derived principally from the sale of multi-year software term licenses for our InForm, Clintrial and Clintrace software products. Service revenue is derived from our delivery of the hosted solution of our InForm software product, consulting services and customer support, including training. We generally recognize revenues ratably over the life of a license or service contract. This allows us to maintain a backlog that provides multi-year visibility in revenue. As our backlog grows, we believe that the predictability of our future revenues will increase. One customer, Eli Lilly and Company, the holder of record of approximately one percent of our capital stock, accounted for approximately 10% and 13% of our total revenues in 2003 and the three months ended March 31, 2004, respectively. Our top 20 customers accounted for approximately 67% and 71% of our total revenues in 2003 and the three months ended March 31, 2004, respectively, net of reimbursable out-of-pocket expenses. No customers accounted for more than 10% of our total revenues in 2001 or 2002.

License Revenue

   We derive our license revenues from our three major software products: InForm, our Internet based electronic data capture solution; Clintrial, our clinical data management solution; and Clintrace, our adverse event reporting solution. Although each of our InForm, Clintrial and Clintrace software solutions are available as stand-alone enterprise applications, we offer integrated enterprise solutions incorporating certain of our electronic data capture, data management and adverse event reporting products.

   License revenues for our InForm electronic data capture software solution, either on a stand-alone or integrated basis, are determined primarily by the number, complexity and duration of the clinical trials and the number of participants in each clinical trial. License revenues for our Clintrial and Clintrace software solutions are determined primarily by the number of users accessing the software solution. Except as discussed below, we enter into software license agreements with terms generally of three to five years with payment terms generally annually in advance. License revenues are recognized ratably over the duration of the software term license agreement, to the extent that amounts are fixed or determinable and collectable.

   Historically, Clinsoft sold the Clintrial and Clintrace software products as a perpetual software license with the option to purchase customer support. Following the acquisition and subsequent integration of our software products, we began converting holders of Clinsoft perpetual software licenses to our software term license arrangements. We continue to sell perpetual licenses of these products in certain situations to our existing customers. We recognize revenue on the perpetual licenses upon delivery of the software. Perpetual license revenue represented approximately one percent of total revenues in 2002 and 2003 and less than one percent for the three months ended March 31, 2004. We continue to provide and charge for maintenance and support on our products to those customers who do not convert to our software term license arrangements. We generally charge 18% of the perpetual license fee for customer support. We will continue our efforts to convert the remaining former Clinsoft customer base to software term license arrangements.

Service Revenue

   Application Hosting Services. In addition to making our software products available to customers through licenses, we offer our InForm electronic data capture software as a hosted application solution delivered through a standard web-browser, with customer support and training services. Revenue resulting from this hosting service consist of three stages for each clinical trial:

•	First stage — trial and application setup, including design of electronic case report forms and edit checks, installation and server configuration of the system;

•	Second stage — application hosting and related support services; and

•	Third stage — services required to close out, or lock, the database for the clinical trial.

   Services provided for the first and third stages are provided on a fixed fee basis depending upon the complexity of the trial and system requirements. Services for the second stage are charged separately as a fixed monthly fee. We recognize revenue from all stages of the hosting service over the second and third stages. Fees charged and costs incurred for the trial system design, setup and implementation are deferred until the start of the second stage and then amortized ratably over the estimated hosting period. The deferred costs include direct costs related to the trial and application setup. Fees for the first and third stages of the services are billed based upon milestones. Fees for application hosting and related services in the second stage are billed quarterly in advance. Bundled into this revenue element is the revenue attributable to the software license used by the customer.

   In the event that an application hosting customer cancels a clinical trial and its related statement of work, all deferred revenue is recognized and all deferred setup costs are expensed and certain termination-related fees may be charged. In addition, application hosting services revenue includes hosting services associated with term license arrangements and reimbursable out-of-pocket expenses.

   Consulting Services. Consulting services include the design and documentation of the processes related to our customers’ use of our products and services in their clinical trials. Consulting services also include project planning and management services, guidance on best practices in using our software products, as well as implementation services consisting of application architecture design, systems integration, installation and validation. In addition, consulting services revenue includes reimbursable out-of-pocket expenses. Revenues from consulting services included in a multiple element software license agreement or in a hosted solution are recognized ratably over the term of the arrangement. The associated costs are expensed as incurred. Revenues from consulting services that are not included in a multiple element software license arrangement are recognized as services are performed. Fixed priced arrangements are billed based upon contractual milestones, and time-and-materials arrangements are billed monthly.

   Customer Support. We have a multinational services organization to support our software products and hosted solutions worldwide. Customer support includes telephone support, software maintenance and training. We bundle customer support in our software term licenses and allocate 10% of the value of the license to customer support revenue. Our customer support revenue also consists of customer support fees paid by the Clintrial and Clintrace perpetual license customers. Customer support revenue is recognized ratably over the period of the customer support or term license agreement, with payment terms generally annually in advance.

Cost of Revenues and Operating Expenses

   We allocate overhead expenses such as rent and occupancy charges and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of service revenues and in the sales and marketing, research and development, and general and administrative expense categories.

   Cost of Revenues. Cost of license revenues consists primarily of the amortization of royalties paid for certain modules within our Clintrial software product and the amortization of acquired technologies. The cost of license revenue varies based upon the mix of revenue from software licenses for our products. We operate our service organization on a global basis as one distinct unit, and do not segment costs for our various service revenue elements. These services include performing application hosting, consulting and customer support services, and costs consist primarily of employee-related costs associated with these services, amortization of the deferred clinical trial set-up costs, allocated overhead, outside contractors, royalties associated with providing customer support for third-party modules licensed to our customers for use with the Clintrial software product and reimbursable out-of-pocket expenses. Cost of services also includes hosting costs that primarily consist of hosting facility fees and server depreciation. The cost of service revenue varies based upon employee utilization levels in the service organization and royalties associated with revenue derived from providing customer support, as well as costs associated with the flexible use of outside contractors to support internal resources. We supplement the trial design and set up activity for application hosting services through the use of outside contractors. This allows us to utilize outside contractors in those periods where trial design and set up activity is highest while reducing the use of outside contractors in those periods where trial activity lessens, allowing for a more flexible delivery model. The percentage of the services workforce represented by outside contractors varies from period to period depending on the volume of specific support required. During 2003, utilization of outside contractors varied from approximately 20% to 25% of our services workforce. The cost of services is significantly higher as a percentage of revenue as compared to our cost of license revenue primarily due to the employee-related and outside contractor expenses associated with providing services.

   Gross Margin. Our gross margin on license revenue varies based on the mix of royalty- and nonroyalty-bearing license revenue and the amount of amortization of acquired technologies. Our gross margin on service revenue varies primarily due to variations in the utilization levels of the professional service team and the timing of expense and revenue recognition under our service arrangements. In situations where the service revenue is recognized ratably over the software license term, typically three to five years, our costs associated with delivery of the services are recognized as the services are performed, which is typically during the first 9 to 12 months of the contract period. Accordingly, our gross margin on service revenue may vary depending upon the length of these arrangements.

   Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, including travel, marketing programs (which include product marketing expenses such as trade shows, workshops and seminars, corporate communications, other brand building and advertising), allocated overhead and the amortization of commissions. We expect that sales and marketing expenses will increase as we expand and further penetrate our customer base, expand our domestic and international selling and marketing activities associated with existing and new product and service offerings, build brand awareness and sponsor additional marketing events.

   Research and Development. Research and development expenses consist primarily of employee-related expenses, allocated overhead and outside contractors. We have historically focused our research and development efforts on increasing the functionality, performance and integration of our software products. We expect that in the future, research and development expenses will increase as we introduce additional integrated software solutions to our product suite.

   General and Administrative. General and administrative expenses consist primarily of employee-related expenses, professional fees, other corporate expenses and allocated overhead. We expect that in the future, general and administrative expenses will increase as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and operations.

   Restructuring Charge. In December 2003, we relocated our corporate headquarters. As a result, we recorded a $4.5 million charge in the fourth quarter of 2003 pertaining to our estimated future obligations under the non-cancelable lease and the related write-off of abandoned leasehold improvements and fixed assets at our former headquarters.

   Stock-Based Expenses. Our cost of service revenues and operating expenses, excluding our restructuring charges, include stock-based expenses related to the fair value of options issued to non-employees and option grants to employees in situations where the exercise price is determined to be less than the deemed fair value of our common stock at the date of grant.

Foreign Currency Translation

   With regard to our international operations, we frequently enter into transactions in currencies other than the U.S. dollar. As a result, our revenues, expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British pound sterling, Australian dollar and Japanese yen. In 2003 and the three months ended March 31, 2004, approximately 39% and 38%, respectively, of our revenues were generated in locations outside the United States. The majority of these revenues were in currencies other than the U.S. dollar. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we conduct business, such as in 2002 and 2003, our foreign currency-based revenues and expenses increase in value when translated into U.S. dollars.

Critical Accounting Policies and Estimates

   Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.

   We believe that of our significant accounting policies, which are described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

   Revenue Recognition and Deferred Setup Costs. We recognize software license revenue in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended, issued by the American Institute of Certified Public Accountants, while revenues resulting from application services are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 00-03 Application of AICPA Statement of Position 97-2 to Arrangements that include the Right to Use Software Stored on Another Entity’s Hardware and Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) Nos. 101 and 104, Revenue Recognition. On August 1, 2003, we adopted Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The adoption did not have a material impact on our financial position or results of operations.

   Our customers generally have the ability to terminate service agreements upon 30 days notice to us. License and services agreements can be terminated by either party for material breach of obligations generally not corrected within 30 days after notice of the breach.

   We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the collection of our fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

   We generally enter into software term licenses with our customers for three to five year periods. These arrangements typically include multiple elements: software license, consulting services and customer support. We bill our customers in accordance with the terms of the underlying contract. Generally, we bill the annual license fee for the first year of the multi-year contract in advance and bill license fees for subsequent years of the anniversary date. Our payment terms are generally net 30 days.

   Our software license revenue is earned from the sale of off-the-shelf software requiring no significant modification or customization subsequent to delivery to the customer. Consulting services, which can also be performed by third-party consultants, are deemed to be non-essential to the functionality of the software and typically are for trial configuration, implementation planning, loading of software, building simple interfaces and running test data and documentation of procedures.

   We generally bundle customer support with the software license for the entire term of the arrangement. As a result, we generally recognize revenue for all elements ratably over the term of the multiple element arrangement. We allocate the revenue for these arrangements to the different elements based on management’s estimate of the relative fair value of each element. For its contracts accounted for ratably under SOP 97-2, we allocate to consulting services the anticipated service level throughout the term of the arrangement at an amount equal to what it would have been had those services been sold separately to the customer. The remaining value is allocated to license and support services, with a 10% value allocated to support services. The costs associated with the consulting and customer support services are expensed as incurred. There are instances in which we sell software licenses based on usage levels. These software licenses can be based on estimated usage, in which case the license fee charged to the customer is fixed based on this estimate. When the fee is fixed, the revenue is recognized over the contractual term of the arrangement. If the fee is based on actual usage, and therefore variable, the revenue is recognized in the period of use. Revenue from certain follow-on consulting services, which are sold separately to customers with existing software licenses and are not considered part of a multiple element arrangement, are generally recognized as the services are performed.

   Revenue from perpetual software licenses represented approximately one percent of our revenues in 2002 and 2003 and less than one percent for the three months ended March 31, 2004. We continue to sell perpetual licenses for the Clintrial and Clintrace software products in certain situations to our existing customers with the option to purchase customer support. We have established vendor specific objective evidence of fair value for the customer support. Accordingly the perpetual license revenue is recognized upon delivery of the software and when all other revenue recognition criteria are met. The customer support is recognized ratably over the term of the underlying support arrangement.

   In addition to making our software products available to customers through licenses, we offer our InForm electronic data capture software solution through a hosted application solution delivered through a standard web-browser. Revenue resulting from application hosting services consist of three stages for each clinical trial: the first stage involves application setup, including design of electronic case report forms and edit checks, implementation of the system and server configuration; the second stage involves application hosting and related support services; and the third stage involves services required to close out, or lock, the database for the clinical trial. Services provided for the first and third stages are provided on a fixed fee basis based upon the complexity of the trial and system requirements. Services for the second stage are charged separately as a fixed monthly fee. We recognize revenue from all stages of the hosting service over the second and third stages. Fees charged and costs incurred for the trial system design, setup and implementation are deferred and capitalized as applicable, until the start of the second stage and then amortized and recognized, as applicable, ratably over the estimated hosting period. The capitalized costs include incremental direct costs with third parties and certain internal direct costs related to the trial and application setup, as defined under SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases. These costs include salary and benefits associated with direct labor costs incurred during trial setup, as well as third-party subcontract fees and other contract labor costs. Work performed outside the original scope of work is contracted for separately as an additional fee and is generally recognized over the remaining term of the hosting period. Fees for the first and third stages of the services are billed based upon milestones. Fees for application hosting and related services in the second stage are billed quarterly in advance. Bundled into this revenue element is the revenue attributable to the software license used by the customer.

   We capitalized $4.8 million, $1.7 million, $1.7 million, $261,000 and $527,000 of deferred setup costs and amortized $4.5 million, $2.9 million, $1.7 million, $456,000 and $496,000 during the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively. The amortization of deferred setup costs is a component of cost of services.

   Deferred revenue represents amounts billed or cash received in advance of revenue recognition.

   Accounting for Commission Payments and Royalties. For arrangements where we recognize revenue over the relevant contract period, we defer related commission payments to our direct sales force and software license royalties paid to third parties and amortize these amounts over the same period that the related revenues are recognized. This is done to better match commission and royalty expenses with the related revenues. During 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, we deferred $2.4 million, $2.3 million, $4.0 million, $843,000 and $760,000, respectively, of commissions and amortized $1.6 million, $1.7 million, $1.7 million, $353,000 and $568,000, respectively, to sales and marketing expenses. Royalties are paid on a percentage of billings basis for certain of our products. During 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004, we deferred $1.5 million, $1.7 million, $1.7 million, $342,000 and $1.2 million, respectively, of royalty expenditures and amortized $1.0 million, $1.7 million, $2.0 million, $403,000 and $585,000, respectively, to cost of license and service revenue.

   Accounting for Stock-Based Awards. We record deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based upon several factors, including, but not limited to, our operating and financial performance, sales of convertible preferred stock to third parties and the rights and preferences of securities senior to common stock. We amortize the deferred compensation charges on an accelerated method over the vesting period of the underlying option awards. As of March 31, 2004, we had an aggregate of $3.3 million of deferred stock-based compensation remaining to be amortized. We currently expect this deferred stock-based compensation balance to be amortized as follows: $1.3 million during the remainder of 2004; $1.0 million during 2005; $568,000 during 2006; $262,000 during 2007 and $156,000 through December 31, 2011. We have elected not to record the fair value of employee stock-based awards. The impact of recording employee stock-based awards at fair value, using the Black-Scholes option-pricing model, is further described in Note 2 of the notes to our consolidated financial statements.

   In the past, we have awarded a limited number of stock options to non-employees. For these options, we recognize the stock-based compensation expense over the vesting periods of the underlying awards, based on an estimate of their fair value on the vesting dates using the Black-Scholes option-pricing model.

Other Significant Estimates

   Goodwill Impairment. We review the carrying value of goodwill periodically based upon the expected future discounted operating cash flows of our business. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future markets and operating conditions. Actual results may differ materially from these estimates. The timing and size of impairment charges involves the application of management’s judgment and could significantly affect our operating results.

   Accounting for Income Taxes. In connection with preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the assessment of our net operating loss carryforwards and credits, as well as estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserve and accrued liabilities, for tax and accounting purposes. We then assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Based on historical results, we do not believe that it is more likely than not that we will realize the value of our deferred tax assets and therefore have provided a full valuation allowance against our net deferred tax assets.

   Restructuring Expenses and Exit Costs. In 2003, we recorded a $4.5 million restructuring charge related to the relocation of our corporate headquarters. Approximately $2.5 million of this charge represents the estimated future obligation under a non-cancelable lease and approximately $2.0 million related to the write-off of the related abandoned leasehold improvements and fixed assets. In connection with the acquisition of Clinsoft in 2001, management approved and initiated plans to restructure the operations of Clinsoft, to eliminate redundant facilities and headcount, reduce cost structure and better align operating expenses with existing economic conditions. These exit costs were included as a component of the purchase price. These estimates are reviewed annually and, if revised, may result in changes to our restructuring expense or goodwill should different conditions prevail than were anticipated in our original estimates.

Overview of Results of Operations for the Three Months Ended March 31, 2003 and 2004

   Our backlog grew in the first quarter of 2004 to $143.3 million at March 31, 2004, an increase from $124.8 million of backlog at March 31, 2003. The license portion of our backlog grew from $57.7 million at March 31, 2003 to $74.6 million at March 31, 2004, representing an approximate 29% increase. The increase in license backlog was due primarily to an increase in license sales of our Clinsoft products to new customers and our existing customers, which reflects an increase in the adoption of our products. The service portion of our backlog increased by approximately 2% during this same period from $67.1 million to $68.7 million. Approximately $43.9 million of the March 31,

2004 total backlog is expected to be recognized as revenue in the remainder of fiscal 2004. Since license and related services revenues are generally recognized over a period of three to five years and unrelated service transactions are recognized over a shorter period, an increase in licenses results in an increase in backlog because the license amounts remain in backlog longer. Approximately 16% of the value of our backlog as of March 31, 2004 represented contract commitments that may be cancelled by our customers at any time with limited notice. Based on historical cancellations since inception, less than 2% of the value of our total backlog is estimated to be at risk for cancellation prior to completion. We expect that, if our backlog continues to grow, our future revenue growth will more closely approximate our backlog growth.

   License revenue increased by approximately 29% in the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. Service revenue increased by approximately 6% in the three months ended March 31, 2004 as compared to the three months ended March 31, 2003.

   Our gross margin increased by approximately 40% or $2.8 million in the quarter ended March 31, 2004 compared to the same period in 2003, primarily due to the increase in license revenue.

   Operating income increased by $2.3 million from an operating loss of $1.4 million in the three months ended March 31, 2003 to an operating income of $875,000 for the three months ended March 31, 2004. The operating income (loss) in the three months ended March 31, 2003 and 2004 included $6,000 and $446,000 of stock-based compensation. As of March 31, 2004, we had $24.0 million of cash, cash equivalents and restricted cash, an increase of $3.4 million from $20.7 million at December 31, 2003.

Revenues

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
Revenues	Amount	of Revenue	Amount	of Revenue	Amount	%

License	$4,766	32%	$6,166	36%	$1,400	29%
Application hosting services	5,203	35	5,913	35	710	14%
Consulting services	1,173	8	1,564	9	391	33%
Customer support	3,805	25	3,319	20	(486)	(13)%

Total	$14,947	100%	$16,962	100%	$2,015	13%

   Total revenues increased in the three months ended March 31, 2004 as compared to the same period in 2003, primarily due to an increase in Clintrial license revenue. The underlying revenue mix continued to change with the increase in software license and consulting service revenue. The increase in license revenue in the three months ended March 31, 2004 was primarily due to an increase in our software license revenue as a result of the conversion of the former Clinsoft customers to term license arrangements in prior periods and, to a lesser extent, sales of Clintrial into our existing InForm customer base. This increase was a result of our continued strategy to expand the usage of our software products by cross selling the InForm, Clintrial and Clintrace products to our existing customer base, additional utilization of our products within our customer base and sales to new customers. This increase in Clintrial license revenue was partially offset by a slight decline in InForm license revenue. The increase in revenue associated with the hosted-application version of our InForm product in the three months ended March 31, 2004 was due primarily to the recognition of deferred revenue associated with terminated clinical trials in the trial system design, setup and implementation stage. Clinical trials may be terminated by customers for various reasons including the failure of the tested clinical product to satisfy safety or efficacy requirements, unexpected or undesired clinical results, and other reasons to deemphasize or downsize the clinical trial or development. New trials that started during the period allowed the number of hosted trials to remain relatively constant period to period. The increase in consulting services revenue for the three months ended March 31, 2004 was due primarily to the increase in consulting services associated with integrated enterprise solutions of our products to our existing InForm customer base. The decrease in customer support revenue for the three months ended March 31, 2004 was due primarily to a reduction in the Clintrial and Clintrace maintenance renewal base from the conversion of the former Clinsoft customers to term-based licenses that have a lower customer support fee. In the future, we anticipate that license revenue will become a more significant component of total revenues as a result of increases in the amounts of software license revenue reflected in our growing backlog.

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
Revenues by Geography	Amount	of Revenue	Amount	of Revenue	Amount	%

United States	$9,175	61%	$10,525	62%	$1,350	15%
United Kingdom	3,122	21	3,405	20	283	9%
France	1,919	13	2,146	13	227	12%
Asia Pacific	731	5	886	5	155	21%
International subtotal	5,772	39	6,437	38	665	12%

Total	$14,947	100%	$16,962	100%	$2,015	13%

   The increase in revenues worldwide was due primarily to the increase in sales of our Clintrial products and services to our existing InForm customer base, which reflects an increase in the adoption of our products.

Cost of Revenues

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
		of Related		of Related
Cost of Revenue	Amount	Revenue	Amount	Revenue	Amount	%

License	$648	14%	$422	7%	$(226)	(35)%
Services	7,350	72	6,781	63	(569)	(8)%

Total	$7,998	54%	$7,203	42%	$(795)	(10)%

   The cost of license revenue decreased in the three months ended March 31, 2004 primarily due to a $400,000 decrease in amortization expense from acquired technologies partially offset by an increase in royalty expense of $197,000 as revenue increased on certain modules of the Clintrial software product. The decrease in the cost of services for the three months ended March 31, 2004 was due primarily to a $226,000 reduction in expense due to the incremental capitalization of deferred setup costs from an increase in the number of new clinical trials in the trial design, setup and implementation phase, due to an increase in new clinical trial activity from both existing and new customers. Additionally, cost of services decreased for the three months ended March 31, 2004 due to a decrease in depreciation and facilities expense of $151,000 and $101,000, respectively, primarily resulting from cost savings associated with the relocation of our corporate headquarters in the fourth quarter of 2003. Additionally, royalty expense decreased approximately $15,000 primarily due to the decrease in customer support revenue from licenses of the Clintrial software product, which was partially offset by an increase of $26,000 in stock-based compensation expense.

Gross Margin

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
		of Related		of Related
Gross Margin	Amount	Revenue	Amount	Revenue	Amount	%

License	$4,118	86%	$5,744	93%	$1,626	39%
Services	2,831	28	4,015	37	1,184	42%

Total	$6,949	46%	$9,759	58%	$2,810	40%

   The license gross margin percentage increased in the three months ended March 31, 2004 primarily due to a reduction in amortization expense associated with acquired technology, partially offset by an increase in royalty expense as revenue increased for certain modules of the Clintrial software product. The services gross margin percentage increased for the three months ended March 31, 2004 due to the net impact of the recognition of deferred revenue and the expensing of the related deferred setup costs associated with terminated clinical trials. In addition, expenses capitalized as deferred setup costs increased as a result of an increase in the number of new clinical trials in the trial system design, setup and implementation phase.

Operating Expenses

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
Operating Expenses	Amount	of Revenue	Amount	of Revenue	Amount	%

Sales and marketing	$3,173	21%	$3,305	19%	$132	4%
Research and development	2,583	17	2,936	17	353	14%
General and administrative	2,618	18	2,643	16	25	1%

Total	$8,374	56%	$8,884	52%	$510	6%

   Sales and Marketing. Sales and marketing expenses increased for the three months ended March 31, 2004 primarily due to a $166,000 increase in employee related expenses while headcount remained the same during these periods, $222,000 in commission expense due to an increase in revenues, an increase in the effective commission rate, and a $33,000 increase in stock-based compensation, which was partially offset by a $152,000 decrease in marketing programs. This decline in marketing programs reflects the transition from the participation in trade shows to more cost-effective workshops and seminars, as well as a reduction in advertising expense. We expect that our sales and marketing expense will continue to increase in absolute dollars as commission expense increases with our revenues and we continue to build our brand awareness through what we believe are the most cost-effective channels available, but will fluctuate, quarter by quarter, due to the timing of marketing programs.

   Research and Development. Research and development expenses increased in the three months ended March 31, 2004 primarily due to an increase in employee related expenses of $486,000 as we hired 20 additional people to improve our quality assurance and product development team, and a $96,000 increase in stock-based compensation. This was partially offset by an $87,000 decrease in depreciation expense from cost savings associated with the relocation of our corporate headquarters in the fourth quarter of 2003. We expect that our research and development costs will continue to increase in absolute dollars as we continue to add features and functionality to our products and expand our product and service offerings.

   General and Administrative. General and administrative expenses remained relatively constant and included a $285,000 increase in stock-based compensation expense, which was offset by a $164,000 decrease in consulting fees and an $81,000 decrease in depreciation expense from cost savings associated with the relocation of our corporate headquarters in the fourth quarter of 2003. We expect our general and administrative expenses to increase in absolute dollars as we incur additional costs associated with being a public company.

Operating Loss, Other Income (Expense)

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
	Amount	of Revenue	Amount	of Revenue	Amount	%

Operating income (loss)	$(1,425)	(10)%	$875	5%	$2,300	NM

Other income (expense)
Interest income	$28	0%	$105	1%	$77	275%
Interest expense	(92)	(1)	(82)	(0)	10	11%
Other income (expense)	(163)	(1)	(16)	(0)	147	90%

Total	$(227)	(2)%	$7	1%	$234	NM

   Operating Income (Loss). The increase in operating income in the three months ended March 31, 2004 was primarily due to an increase in gross margin from increased software license revenue and the net impact of the recognition of deferred revenue and the expensing of the related deferred setup costs associated with terminated clinical trials.

   Other Income (Expense). The increase in interest income in the three months ended 2004 was primarily due to $75,000 of interest received in connection with the repayment of a subscription receivable during the period. The decrease in interest expense in the three months ended March 31, 2004 was primarily due to a decrease in outstanding borrowings. Other income (expense) which primarily consisted of foreign exchange gain (loss) decreased due to a decrease in the foreign exchange loss as a result of a significant reduction in the outstanding non-US dollar denominated accounts receivable and intercompany balances resulting from the recent implementation of our risk management process.

   Provision for Income Taxes

	For the Three Months Ended March 31,

	2003		2004		Change

		Percentage		Percentage
	Amount	of Revenue	Amount	of Revenue	Amount	%

Provision for income taxes	$103	1%	$499	3%	$396	384%

   Provision for Income Taxes. The provision for income taxes in 2003 represents foreign withholding taxes and income taxes payable in certain foreign locations that cannot be offset through loss carryforwards. The provision for income taxes in the three months ended 2004 represents income tax expense that cannot be offset through the use of acquired net operating losses for financial statement purposes. The increase in our effective tax rate is primarily due to our domestic profitability. In utilizing our net operating loss carryforwards, we are required to use our oldest net operating losses first. As a result we will first use the net operating losses acquired in the Clinsoft acquisition. The utilization of the acquired net operating losses will reduce the amount of income taxes payable to local tax authorities. This cash benefit will be reflected as a reduction of goodwill. Additionally, our effective tax rate exceeds our statutory tax rate due to the current non deductibility of our stock-based compensation expense.

Overview of Results of Operations for the Year Ended December 31, 2002 and 2003

   Backlog grew significantly in 2003 to $140.8 million at December 31, 2003, an approximate 29% change from $108.9 million of backlog at 2002 year-end, primarily reflecting the growing market acceptance and adoption of our software products, services and hosted solutions. The license portion of our backlog grew from $45.6 million at December 31, 2002 to $70.0 million at December 31, 2003, representing an approximate 54% increase. The increase in license backlog was due primarily to an increase in license sales of our Clinsoft products to new customers and our existing customers, which reflects an increase in the adoption of our products. The service portion of our backlog increased by approximately 12% during this same period from $63.3 million to $70.8 million, due primarily to an increase in consulting services associated with integrated enterprise solutions of our products. Since license revenues are recognized over a period of three to five years, an increase in licenses results in an increase in backlog because the license amounts remain in backlog longer as revenue is recognized over a longer time period under the ratable revenue recognition model. Approximately $50.8 million of the December 31, 2003 total backlog is expected to be recognized as revenue in 2004. Our near-term revenue growth is not significantly impacted by changes in our backlog as a result of the deferred recognition impact of our revenue recognition model. Accordingly, our revenue grew slightly during 2003. We expect that, if our backlog continues to grow, our future revenue growth will more closely approximate our backlog growth.

   License revenue increased by approximately 36% in 2003 while service revenue declined, offsetting this license revenue growth substantially. The decline in service revenue resulted from a decrease in our hosted solutions activity and a reduction in our customer support revenue.

   Our gross margin increased by $3.7 million or approximately 13% in 2003, primarily due to the increase in license revenue as a percentage of total revenues.

   Total expenses increased in 2003, primarily due to stock-based compensation and restructuring charges.

   As of December 31, 2003, we had $20.7 million of cash, cash equivalents and restricted cash.

Revenues

	Year Ended December 31,				Change

	2002		2003

		Percentage of		Percentage of
Revenues	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
License	$15,746	26%	$21,377	34%	$5,631	36%
Application hosting services	22,003	36	20,217	33	(1,786)	(8)%
Consulting services	4,932	8	6,107	10	1,175	24%
Customer support	17,891	30	14,324	23	(3,567)	(20)%

Total	$60,572	100%	$62,025	100%	$1,453	2%

   Total revenues increased slightly in 2003 as compared to 2002. The underlying revenue mix continued to change with the increase in software license and consulting service revenue from our Clintrial and Clintrace software products. The increase in license revenue in 2003 was due to the increase in software license revenue from the conversion of the former Clinsoft customers to software term license arrangements, new customers and sales into our existing InForm customer base. This increase was a result of our continued strategy to expand the usage of our software products by cross-selling the Inform, Clintrial and Clintrace products to our existing customer base, additional utilization of our products within our customer base and sales to new customers. This increase was partially offset by a slight decline in InForm license revenue. The decrease in revenue associated with the fully-hosted deployment of our InForm product in 2003 was due primarily to a decrease in the number of hosted clinical trials as more of our customers moved to software term licenses as well as the completion of certain projects. The increase in consulting services revenue in 2003 was due primarily to the increase in consulting services associated with integrated enterprise solutions of our products to our existing customer base. The decrease in customer support revenue in 2003 was due primarily to a reduction in the Clintrial and Clintrace maintenance renewal base from the conversion of the former Clinsoft customers to term-based licenses which have a lower customer support fee. Our revenue was not significantly impacted by price increases or decreases. Inflation had only a nominal impact on our revenues. In the future, we anticipate that license revenue will become a more significant component of total revenues as a result of increases in the amounts of software license revenue reflected in our growing backlog.

	Year Ended December 31,

	2002		2003		Change

		Percentage of		Percentage of
Revenues by Geography	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
United States	$39,552	65%	$37,859	61%	$(1,693)	(4)%
United Kingdom	12,341	20	12,670	20	329	3%
France	6,016	10	7,737	13	1,721	29%
Asia Pacific	2,663	5	3,759	6	1,096	41%

International Subtotal	21,020	35	24,166	39	3,146	15%

Total	$60,572	100%	$62,025	100%	$1,453	2%

   The increase in revenues outside of North America was due primarily to the increase in sales of our Clintrial and Clintrace products to new customers and into our existing InForm customer base as a result of our continued strategy to expand the usage of our software products by cross-selling the InForm, Clintrial and Clintrace products to our existing customer base, additional utilization of our products within our customer base and sales to new customers. The decrease in revenues in North America was due primarily to a decrease in our hosted clinical trial activity, reflecting a decrease in the number of hosted clinical trials as some of our customers continued to migrate to a non-hosted software term license solution, as well as the completion of certain projects. Application hosting service revenue will fluctuate based upon the number and complexity of hosted clinical trials, which may vary due to our customers’ decisions to utilize the hosted version of our InForm product or to purchase the InForm software on a license basis.

Cost of Revenues

	Year Ended December 31,

	2002		2003		Change

		Percentage of		Percentage of
Cost of Revenue	Amount	Related Revenue	Amount	Related Revenue	Amount	%

	(in thousands)
License	$2,157	14%	$2,300	11%	$143	7%
Service	30,870	69	28,466	70	(2,404)	(8)%

Total	$33,027	55%	$30,766	50%	$(2,261)	(7)%

   The cost of license revenue increased in 2003 primarily due to a $708,000 increase in royalty expense as revenue increased on certain modules of the Clintrial software product, partially offset by a $600,000 decrease in amortization expense of acquired technologies. The decrease in the cost of services in 2003 was due primarily to the consolidation of our professional services and hosted applications services into one global organization and a decrease in royalty expense. The consolidation of our services organization consisted of a reduction in workforce of 42 employees, resulting in an expense savings of approximately $1.2 million in employee-related costs and $360,000 in facilities and related expenses. Additionally, royalty expense decreased approximately $464,000 primarily due to the decrease in the customer support revenue from licensees of the Clintrial software product. The decrease was partially offset by an increase of $264,000 in stock-based compensation expense.

Gross Margin

	Year Ended December 31,

	2002		2003		Change

		Percentage of		Percentage of
Gross Margin	Amount	Related Revenue	Amount	Related Revenue	Amount	%

	(in thousands)
License	$13,589	86%	$19,077	89%	$5,488	40%
Service	13,956	31	12,182	30	(1,774)	(13)%

Total	$27,545	45%	$31,259	50%	$3,714	13%

   The license gross margin percentage increased in 2003 primarily due to a change in our software product mix and a reduction in amortization expense associated with acquired technology, partially offset by an increase in royalty expense associated with certain modules of the Clintrial software product. The services gross margin percentage decreased in 2003 primarily due to the reduction in the customer support revenue associated with our Clintrial software product and an increase in stock-based compensation expense. This reduction in services gross margin is also the result of a smaller revenue allocation to customer support under our software term licenses following the Clinsoft acquisition, partially offset by a reduction in employee-related expenses and facility expenses associated with the consolidation of our services organization and a reduction in royalties associated with our customer support revenue from certain of our software products.

   Gross margin associated with customer support revenue is generally higher than gross margin for other components of service revenue because the customer support activities include the provision of software maintenance, which has a lower cost component than our other service offerings.

Operating Expenses

	Year Ended December 31,

	2002		2003		Change

		Percentage of		Percentage of
Operating Expenses	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
Sales and marketing	$13,581	22%	$12,709	21%	$(872)	(6)%
Research and development	10,654	18	10,569	17	(85)	(1)%
General and administrative	10,447	17	10,138	16	(309)	(3)%
Restructuring charge	—	—	4,503	7	4,503	NM

Total	$34,682	57%	$37,919	61%	$3,237	9%

   Sales and Marketing. Sales and marketing expenses decreased in 2003 primarily due to a $388,000 decrease in marketing programs and a $350,000 decrease from the amortization of acquired customer contracts from the Clinsoft acquisition, partially offset by a $21,000 increase in stock-based compensation expense. The decline in marketing programs reflects the transition from the participation in trade shows to more cost effective workshops and seminars, as well as a reduction in advertising expense. We expect marketing expenses to increase in absolute dollars in future periods. However, we intend to continue to expand our marketing efforts through what we believe are the most cost-effective channels available.

   Research and Development. Research and development expenses decreased slightly in 2003 as our new research and development management team focused its expenditures on critical development efforts. The decrease was primarily due to a $238,000 decrease in travel and occupancy related costs due to cost savings initiatives, partially offset by a $184,000 increase in stock-based compensation expense.

   General and Administrative. General and administrative expenses decreased in 2003 primarily due to a reduction in depreciation expense and ongoing cost-containment activities, partially offset by a $155,000 increase in stock-based compensation expense.

   Restructuring Charge. We recorded a $4.5 million restructuring charge for the year ended December 31, 2003 which related to the relocation of our corporate headquarters. This charge includes approximately $2.5 million relating to the estimated future obligation under the non-cancelable lease and an approximate $2.0 million write-off of the related abandoned leasehold improvements and fixed assets.

Operating Loss, Other Income (Expense)

	Year Ended December 31,

	2002		2003		Change

Operating Loss		Percentage of		Percentage of
Other Income (Expense)	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
Operating loss	$(7,137)	(12)%	$(6,660)	(11)%	$477	7%

Other income (expense)
Interest income	$307	1%	$111	0%	$(196)	(64)%
Interest expense	(418)	(1)	(364)	(1)	54	13%
Other income	729	1	721	1	(8)	(1)%

Total	$618	1%	$468	0%	$(150)	(24)%

   Operating Loss. The decrease in the operating loss in 2003 was primarily due to an increase in gross margin resulting from an increase in license revenue as a percentage of total revenue, partially offset by an increase in operating expenses which includes $624,000 of stock-based compensation expense.

   Other Income (Expense). The decrease in interest income was primarily due to declining interest rates, partially offset by an increase in the cash, cash equivalents and restricted cash balances. The decrease in interest expense was primarily due to a decrease in outstanding borrowings and declining interest rates. Other income (expense) primarily consisted of foreign exchange gain, and loss on the sale of fixed assets. Other income (expense) remained relatively consistent from year to year.

Provision for Income Taxes

	Year Ended December 31,

	2002		2003		Change

		Percentage of		Percentage of
Provision for Income Taxes	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
Provision for income taxes	$435	1%	$434	1%	$(1)	(0)

   Provision for Income Taxes. The provision for income taxes for 2002 and 2003 represents foreign withholding taxes and income taxes payable in certain foreign locations that cannot be offset through loss carryforwards.

Overview of Results of Operations for the Year Ended December 31, 2001 and 2002

   We acquired Clinsoft in August 2001. Accordingly, our results for 2001 include the operations of Clinsoft for the period from August 14, 2001 through December 31, 2001. Our results for 2002 include the operations of Clinsoft for the entire year. As a result, the comparison of our results for 2001 and 2002 have been significantly impacted by the Clinsoft acquisition. Increases in revenues and expenses in 2002 are primarily due to the Clinsoft acquisition. If we had included the operations for Clinsoft in our results for all of 2001, we would have reported revenues of $53.8 million and a loss from operations of $22.4 million.

Revenues

	Year Ended December 31,

	2001		2002		Change

		Percentage of		Percentage of
Revenues	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
License	$9,134	26%	$15,746	26%	$6,612	72%
Application hosting services	18,068	50	22,003	36	3,935	22%
Consulting services	1,402	4	4,932	8	3,530	252%
Customer support	7,220	20	17,891	30	10,671	148%

Total	$35,824	100%	$60,572	100%	$24,748	69%

   Total revenues increased in 2002 primarily due to a full year of license, consulting service and customer support revenue from our Clintrial and Clintrace products, an increase in InForm license and related service revenue and an increase in application hosting services revenue. The increase in the license revenue for our Clintrial and Clintrace products in 2002 was primarily due to a full year of revenue and sales into our existing InForm customer base and new customers. The increase in the InForm license revenue in 2002 was due primarily to an increase in new customer licenses. The increase in application hosting services revenue in 2002 was due primarily to an increase in hosted clinical trial activity, due to the increase in the utilization of our hosted solution in our existing customer base. Application hosting service revenue will fluctuate based upon the number and complexity of hosted clinical trials, which may vary due to our customers’ decisions to utilize the hosted version of our InForm product or to purchase the InForm software on a license basis. The increase in consulting services revenue in 2002 was due primarily to the expansion of our professional service organization to provide comprehensive consulting services to our customers. The increase in customer support revenue in 2002 was due primarily to a full year of maintenance revenue from licenses of our Clintrial and Clintrace products and to a lesser extent an increase in InForm customer support revenue. Our revenue was not significantly impacted by price increases or decreases. Inflation had only a nominal impact on our revenues.

	Year Ended December 31,

	2001		2002		Change

		Percentage of		Percentage of
Revenues by Geography	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
United States	$25,911	72%	$39,552	65%	$13,641	53%
United Kingdom	6,434	18	12,341	20	5,907	92%
France	1,658	5	6,016	10	4,358	263%
Asia Pacific	1,821	5	2,663	5	842	46%
International Subtotal	9,913	28	21,020	35	11,107	112%

Total	$35,824	100%	$60,572	100%	$24,748	69%

   The increase in revenues in all geographies was primarily due to a full year of sales of our Clintrial and Clintrace products to new customers and into our existing InForm customer base.

Cost of Revenues

	Year Ended December 31,

	2001		2002		Change

		Percentage of		Percentage of
Cost of Revenues	Amount	Related Revenue	Amount	Related Revenue	Amount	%

	(in thousands)
License	$912	10%	$2,157	14%	$1,245	137%
Service	26,851	101	30,870	69	4,019	15%

Total	$27,763	77%	$33,027	55%	$5,264	19%

   The cost of license revenue increased in 2002 primarily due to a $255,000 increase in royalty expense as revenues increased on certain modules of the Clintrial software product, as well as an increase of $1.0 million in the amortization of acquired technologies. The increase in the cost of services in 2002 was due in part to an increase in employee-related expenses of $1.9 million related to the incremental amortization of application hosting setup costs due to the decrease in the number of new clinical trials in the trial design, setup and implementation phase, as well as an increase in our headcount. This increase in cost of services was also attributable to an increase in facilities expenses of $1.3 million related to the relocation and expansion of our facility located in the United Kingdom, as well as an expansion of our corporate headquarters to accommodate the number of personnel required to support our growth. Additionally, royalty expense increased approximately $551,000 in accordance with the increase in the customer support revenue from licenses of our Clintrial and Clintrace products.

Gross Margin

	Year Ended December 31,

	2001		2002		Change

		Percentage of		Percentage of
Gross Margin	Amount	Related Revenue	Amount	Related Revenue	Amount	%

	(in thousands)
License	$8,222	90%	$13,589	86%	$5,367	65%
Service	(161)	(1)	13,956	31	14,117	NM

Total	$8,061	23%	$27,545	45%	$19,484	242%

   License gross margin percentage decreased in 2002 due to a change in our software product mix, resulting in an increase in royalty expense primarily associated with certain modules of our Clintrial product and a $1.0 million increase in amortization of acquired technologies. Service gross margin percentage improved in 2002 primarily due to an increase in customer support revenues as a percentage of total services revenues.

   Gross margin associated with customer support revenue is generally higher than gross margin for other components of service revenue as customer support activities includes the provision of software maintenance, which has a lower cost component than our other service offerings.

Operating Expenses

	Year Ended December 31,

	2001		2002		Change

		Percentage of		Percentage of
Operating Expenses	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
Sales and marketing	$11,235	31%	$13,581	22%	$2,346	21%
Research and development	8,338	23	10,654	18	2,316	28%
General and administrative	7,461	21	10,447	17	2,986	40%

Total	$27,034	75%	$34,682	57%	$7,648	28%

   Sales and Marketing. Sales and marketing expenses increased in 2002 primarily due to an increase of $2.0 million in employee related expenses from the Clinsoft acquisition, including the hiring of approximately 20 employees of Clinsoft and a $358,000 increase in facilities expenses, partially offset by a $201,000 decrease in consulting fees and a $100,000 decrease in amortization of acquired customer contracts.

   Research and Development. Research and development expenses increased in 2002 primarily due to an increase of $1.5 million in employee-related expenses from the Clinsoft acquisition and the hiring of 27 new employees, a $350,000 increase in outside consulting fees and a $294,000 increase in facilities.

   General and Administrative. General and administrative expenses increased in 2002 primarily due to an increase of $1.3 million in employee-related expenses from the Clinsoft acquisition, $663,000 in consulting fees and other general expenses from the Clinsoft acquisition.

Operating Loss, Other Income (Expense)

	Year Ended December 31,

	2001		2002		Change

Operating Loss and		Percentage of		Percentage of
Other Income (Expense)	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
Operating loss	$(18,973)	(53)%	$(7,137)	(12)%	$11,836	62%

Other income (expense)
Interest income	$568	2	$307	1	$(261)	(46)%
Interest expense	(558)	(2)	(418)	(1)	140	25%
Other income (expense)	(185)	(1)	729	1	914	NM

Total	$(175)	(1)%	$618	1%	$793	NM

   Operating Loss. The decrease in operating loss in 2002 was primarily due to the $25.0 million increase in revenues offset by $13.0 million in additional expense resulting primarily from an increase in cost of services, an increase in employee-related expenses from the Clinsoft acquisition and the amortization of the intangible assets from the Clinsoft acquisition.

   Other Income (Expense). The decrease in interest income was primarily due to less cash, cash equivalents and restricted cash available for investment and declining interest rates. The decrease in interest expense was primarily due to declining interest rates, partially offset by an increase in outstanding borrowings. The increase in other income (expense) was primarily due to a foreign exchange gain as a result of the decline in the U.S. dollar, partially offset by a loss on the sale of fixed assets.

Provision for Income Taxes

	Year Ended December 31,

	2001		2002		Change
Provision for Income Taxes
		Percentage of		Percentage of
	Amount	Revenue	Amount	Revenue	Amount	%

	(in thousands)
Provision for income taxes	$0	0%	$435	1%	$435	NM

   Provision for Income Taxes. The provision for income taxes for 2002 represents foreign withholding taxes and income taxes payable in certain foreign locations resulting from the Clinsoft acquisition that cannot be offset through loss carryforwards.

Quarterly Results of Operations

   The following tables set forth selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters, as well as the percentage of total revenue for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended,

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

Consolidated Statement of Operations:
Revenues:
License	$3,631	$4,189	$3,976	$3,950	$4,766	$5,164	$5,385	$6,062	$6,166
Service	11,529	11,374	11,181	10,742	10,181	9,512	10,818	10,137	10,796

Total revenues	15,160	15,563	15,157	14,692	14,947	14,676	16,203	16,199	16,962
Cost of revenues:
License	564	542	536	515	648	681	553	418	422
Service	8,296	7,986	7,293	7,295	7,350	6,837	7,380	6,899	6,781

Total cost of revenues	8,860	8,528	7,829	7,810	7,998	7,518	7,933	7,317	7,203
Gross margin:
License	3,067	3,647	3,440	3,435	4,118	4,483	4,832	5,644	5,744
Service	3,233	3,388	3,888	3,447	2,831	2,675	3,438	3,238	4,015

Total gross margin	6,300	7,035	7,328	6,882	6,949	7,158	8,270	8,882	9,759
Operating expenses:
Sales and marketing	3,926	3,443	3,033	3,179	3,173	3,258	3,338	2,940	3,305
Research and development	2,549	3,222	2,592	2,291	2,583	2,609	2,554	2,823	2,936
General and administrative	2,903	2,406	2,477	2,661	2,618	2,424	2,409	2,687	2,643
Restructuring charge	—	—	—	—	—	—	—	4,503	—

Total operating expenses	9,378	9,071	8,102	8,131	8,374	8,291	8,301	12,953	8,884

Income (loss) from operations	(3,078)	(2,036)	(774)	(1,249)	(1,425)	(1,133)	(31)	(4,071)	875
Other income (expense):
Interest income	94	84	67	62	28	31	28	24	105
Interest expense	(98)	(101)	(110)	(109)	(92)	(93)	(88)	(91)	(82)
Other income (expense)	422	400	362	(455)	(163)	306	99	479	(16)

Total other income (expense)	418	383	319	(502)	(227)	244	39	412	7

Income (loss) before income taxes	(2,660)	(1,653)	(455)	(1,751)	(1,652)	(889)	8	(3,659)	882
Provision for income taxes	(180)	(164)	(150)	59	(103)	(33)	(116)	(182)	(499)

Net income (loss)	(2,840)	(1,817)	(605)	(1,692)	(1,755)	(922)	(108)	(3,841)	383
Accretion of preferred stock	2,015	2,017	2,018	2,018	1,918	1,918	1,918	1,918	1,918

Net loss applicable to common stockholders	$(4,855)	$(3,834)	$(2,623)	$(3,710)	$(3,673)	$(2,840)	$(2,026)	$(5,759)	$(1,535)

Net loss per share applicable to common stockholders	$(1.69)	$(1.33)	$(0.87)	$(1.18)	$(1.11)	$(0.85)	$(0.60)	$(1.66)	$(0.43)

   As a percentage of revenue:

	Three Months Ended,

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

Consolidated Statement of Operations:
Revenues:
License	24%	27%	26%	27%	32%	35%	33%	37%	36%
Service	76	73	74	73	68	65	67	63	64

Total revenues	100	100	100	100	100	100	100	100	100
Cost of revenues:
License	4	4	4	4	4	5	3	2	2
Service	54	51	48	49	50	46	46	43	40

Total cost of revenues	58	55	52	53	54	51	49	45	42
Gross margin:
License	20	23	22	23	28	31	30	35	34
Service	22	22	26	24	18	18	21	20	24

Total gross margin	42	45	48	47	46	49	51	55	58
Operating expenses:
Sales and marketing	26	22	20	22	21	23	20	18	19
Research and development	17	21	17	16	17	17	16	17	17
General and administrative	19	15	16	18	17	16	15	17	16
Restructuring charge	—	—	—	—	—	—	—	28	—

Total operating expenses	62	58	53	56	55	56	51	80	52

Income (loss) from operations	(20)	(13)	(5)	(9)	(9)	(7)	(0)	(25)	5
Other income (expense):
Interest income	1	1	1	1	0	0	0	0	0
Interest expense	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	0
Other income (expense)	3	2	2	(3)	(1)	2	1	3	0

Total other income (expense)	3	2	2	(3)	(2)	1	0	2	0

Income (loss) before provision for income taxes	(17)	(11)	(3)	(12)	(11)	(6)	0	(23)	5
Provision for income taxes	(1)	(1)	(1)	0	(1)	(0)	(1)	(1)	(3)

Net income (loss)	(18)	(12)	(4)	(12)	(12)	(6)	(1)	(24)	2
Accretion of preferred stock	13	13	13	13	13	13	13	12	11

Net loss applicable to common stockholders	(31)%	(25)%	(17)%	(25)%	(25)%	(19)%	(14)%	(36)%	(9)%

   License revenue remained relatively flat on a quarterly basis in 2002 and then increased sequentially quarter over quarter in 2003 primarily due to the increase in software license revenue from the conversion of the former Clinsoft customers to software term license arrangements, new customers and sales into our existing InForm customer base. Service revenue decreased quarter over quarter in 2002 and 2003 due primarily to a decrease in our hosted clinical trial activity and a reduction in the Clintrial and Clintrace maintenance renewal base. This was a result of the conversion of many of the former Clinsoft customers to software term license arrangements. This decline was offset by an increase in customer support and consulting revenue in the quarter ended September 30, 2003 due to the completion of several projects. We expect future revenue to grow as our backlog grows. However, revenue may fluctuate from quarter to quarter due to the completion of certain projects. As we continue to sell more products and services to new and existing customers, we expect additional projects to replace those completed in previous quarters. Service revenue for the quarter ended

December 31, 2003 declined from the quarter ended September 30, 2003 and increased from the previous quarters due to an increase in consulting services associated with term license arrangements.

   License gross margin moved in line with revenue on a percentage basis and increased sequentially in absolute dollars for the five most recent quarters presented. Service gross margin remained relatively flat for the first two quarters in 2002. Service gross margin increased for the quarter ended September 30, 2002, due to the reduction in expenses from the preceding quarter resulting from the consolidation of our services organization. Service gross margin then declined sequentially for the quarters ended December 31, 2002, March 31, 2003 and June 30, 2003 in line with the decrease in revenue from hosted clinical trials and customer support. Service gross margin increased in the quarter ended September 30, 2003 due to the completion of several projects. Service gross margin for the quarter ended December 31, 2003 declined from the quarter ended September 30, 2003 and increased from previous quarters due to an increase in consulting services associated with software term license arrangements.

   Sales and marketing expense declined for the quarter ended June 30, 2002 from the preceding quarter due to a decrease in the amortization of the former Clinsoft customer contracts, as well as a decrease in marketing programs due to the timing of a significant marketing event that occurred in the previous quarter. Quarterly fluctuations in sales and marketing expense in 2002 and 2003 are primarily the result of the timing of marketing programs. Quarterly research and development expense fluctuated due to the timing of outside consultant fees. General and administrative expense decreased in the quarter ended June 30, 2002 from the preceding quarter due to a decrease in depreciation, general corporate expenses and consulting fees.

   Operating expenses increased in the quarter ended December 31, 2003 from the preceding quarter in research and development and general and administrative expenses due to an increase in stock-based compensation expense and a restructuring charge of $4.5 million related to the relocation of our corporate headquarters.

   Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	the extent to which our software products, services and hosted solutions achieve or maintain market acceptance;

•	our ability to introduce new products and services and enhancements to our existing products and services on a timely basis;

•	the competitive environment in which we operate;

•	the timing of our product sales and the length of our sales and implementation cycles;

•	changes in our operating expenses;

•	our ability to hire and retain qualified personnel;

•	changes in the regulatory environment related to the clinical trial market;

•	the financial condition of our current and potential customers; and

•	the timing, size and integration success of potential future acquisitions.

   One or more of these factors might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

   At December 31, 2003 and March 31, 2004, our principal sources of liquidity were cash, cash equivalents and restricted cash totaling $20.7 million and $24.0 million and accounts receivable of $22.9 million and $17.0 million, respectively.

   From our inception, we funded our operations primarily through issuances of convertible preferred stock for aggregate net cash proceeds of $79.7 million, including net cash acquired in our Clinsoft acquisition, the issuance of notes payable for an aggregate of $15.9 million and borrowings under a secured line of credit of $2.5 million.

   Net cash used in operating activities was $5.6 million in 2001, which was significantly less than the net loss of $19.2 million. The difference is primarily due to $5.0 million of non-cash depreciation and amortization and changes in working capital, which primarily consisted of a $15.9 million increase in deferred revenue, a $2.5 million decrease in accounts payable and accrued expenses and a $4.8 million increase in accounts receivable and deferred costs.

   Net cash used in operating activities was $9.8 million in 2002, which was greater than the net loss of $7.0 million. The difference is primarily due to $6.1 million of non-cash depreciation, amortization and stock-based compensation and changes in working capital, which primarily consisted of a $3.1 million decrease in deferred revenue, a $4.3 million decrease in accounts payable and accrued expenses, a $1.9 million decrease in deferred costs and a $2.5 million increase in accounts receivable.

   Net cash generated from operating activities was $5.1 million in 2003, which was significantly greater than the net loss of $6.7 million. The difference is primarily due to $7.8 million of non-cash depreciation, amortization, stock-based compensation and asset impairment and changes in working capital, which primarily consisted of a $9.3 million increase in deferred revenue, a $5.4 million increase in accrued expenses and a $8.6 million increase in accounts receivable.

   Net cash generated from operating activities was $2.7 million for the three months ended March 31, 2004, which was greater than the net income of $383,000. The difference is primarily due to $1.2 million of non-cash depreciation, amortization and stock based compensation and changes in working capital, which primarily consisted of a $5.9 million decrease in accounts receivable and a $3.0 million decrease in accrued expenses.

   Cash provided by and used in operating activities has historically been affected by changes in working capital accounts, primarily deferred revenue, accounts receivable and accrued expenses, and add-backs of non-cash expense items such as depreciation and amortization and stock-based compensation. Fluctuations within accounts receivable and deferred revenue are primarily related to the timing of billings of our term license customers and the associated revenue recognition. Movements in deferred costs are related to the volume and stages of hosted clinical trials and movements in accrued expenses and accounts payable are due to the timing of certain transactions.

   Net cash provided by investing activities was $4.4 million during 2001 due to cash received from the Clinsoft acquisition partially offset by capital expenditures. Net cash used in investing activities was $4.1 million during 2002, $4.5 million during 2003 and $847,000 for the three months ended March 31, 2004. These amounts primarily related to capital expenditures associated with computer equipment and furniture and fixtures in support of expanding our infrastructure and work force.

   Net cash provided by financing activities was $6.1 million during 2001 and $3.1 million during 2002, consisting primarily of proceeds from issuances of convertible preferred stock and proceeds from notes payable and borrowings under a line of credit. Cash used in financing activities was $816,000 during 2003 resulting primarily from the repayment of notes payable. Cash provided by financing activities was $1.4 million for the three months ended March 31, 2004 consisting primarily of proceeds from notes payable and borrowings under a line of credit.

   At December 31, 2002 and 2003 and March 31, 2004, we had approximately $1.1 million, $1.6 million and $1.6 million, respectively, of restricted cash held in certificates of deposits as collateral for letters of credit related to our facilities. The restriction on the cash and letters of credit reduces to $1.3 million in 2005, $500,000 in April 2006 and expires in connection with the lease expiration in 2009.

   Substantially all of our long-lived assets for the years ended December 31, 2001, 2002 and 2003 are located in the United States.

   We do not have any special purpose entities or any other off balance sheet financing arrangements. We have operating leases for office space and computer equipment, which are described below.

   We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our lines of credit and leases for office space. At December 31, 2003, the future minimum payments under these commitments were as follows:

	Equipment and Working
Year Ending December 31,	Capital Line of Credit	Operating Leases	Total

	(in thousands)
2004	$4,718	$2,694	$7,412
2005	1,582	2,699	4,281
2006	388	2,622	3,010
2007	—	2,252	2,252
2008	—	2,047	2,047
2009	—	346	346

Total minimum payments	$6,688	$12,660	$19,348

   Between April 2000 and March 2004 we entered into several equipment lines of credit with a bank. All advances under these equipment lines of credit are payable in 30 to 36 equal monthly installments of principal, plus accrued interest, in each month following the date of the equipment advance. The interest that accrues under these credit lines ranges from prime to prime plus 1%. At December 31, 2003 and March 31, 2004, respectively, we had $4.2 million and $5.1 million outstanding under all of our equipment lines of credit. As of March 31, 2004, there was $4.5 million available under the equipment line of credit.

   Effective March 31, 2004, we amended our working capital line of credit with a bank under which we can borrow up to $5.0 million. Interest accrues at the prime rate. The line expires March 31, 2006 at which time all advances will be immediately due and payable. As of December 31, 2003 and March 31, 2004, we had $2.5 million outstanding under the working capital line of credit. As of March 31, 2004, there was $2.5 million available under the working capital line of credit.

   Borrowings are secured by substantially all of our assets other than our intellectual property. We have also entered into a negative pledge agreement that, subject to certain exceptions, generally prohibits us from pledging our intellectual property to others. Under the terms of these credit lines, we are required to comply with certain financial covenants. At December 31, 2003, we were in violation of the financial covenant requiring $16.0 million for fourth quarter 2003 revenue, net of reimbursable out-of-pocket expenses, for which we received a waiver from the bank. That waiver, however, did not remove or limit the financial covenants we must satisfy under the credit agreement in the future. At March 31, 2004, we were in compliance with all financial covenants, as amended. To the extent we are unable to satisfy those covenants in the future, we will need to obtain additional waivers to avoid being in default of the terms of these credit lines. If an unwaived default occurs, the bank may require that we repay all amounts then outstanding. After this offering, we expect that we will have sufficient resources to fund any amounts which may become due under these credit lines as a result of a default by us or otherwise. However, any amounts which we may be required to repay prior to a scheduled repayment date would reduce funds that we could otherwise allocate to other opportunities that we consider desirable.

   At December 31, 2003, we had net operating loss carryforwards of approximately $82.6 million, which may be used to offset future U.S. federal taxable income, if any, and $4.0 million of federal tax credit carryforwards. In addition, we had $6.9 million of net operating losses relating to our non-U.S. jurisdictions. Of these amounts, approximately $29.2 million and $2.7 million of net operating loss carryforwards and tax credit carryforwards, respectively, relate to amounts acquired as part of our Clinsoft acquisition. These tax carryforwards may reduce our future cash payments to the taxing authorities. Our carryforwards expire through 2022 and are subject to review and possible adjustment by tax authorities. Due to our history of operating losses, there is significant uncertainty surrounding our ability to utilize our net operating loss and tax credit carryforwards and other deferred tax assets. Accordingly, we have provided a full valuation allowance against our net deferred tax assets as of December 31, 2002 and 2003.

   We believe our existing cash, cash equivalents and cash provided by operating activities and our various debt facilities will be sufficient to meet our working capital and capital expenditure needs over the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new services and enhancements to existing services, and the continuing market acceptance of our services. In 2004, we intend to spend approximately $4.6 million for the purchase of computer equipment for our hosting services and for general corporate purposes, and approximately $4.7 million as a special cash dividend payable on our series B, C and D preferred stock in September 2004. To the extent that funds generated by this offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Recent Accounting Pronouncements

   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 was effective for us as of January 1, 2003. SFAS No. 146 creates a model whereby a liability is recognized at fair value in the period incurred rather than at the date of commitment to a plan. We relocated our corporate headquarters in December 2003 and as a result incurred a restructuring charge related to our remaining lease obligations under a facility lease and the related write-off of leasehold improvements and fixed assets.

   In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 were revised in December 2003 to be effective for private company financial statements periods commencing after December 15, 2003. We currently have no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46 will not have a material effect on our consolidated financial position, results of operations or cash flows.

   In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Statement was effective for us as of July 1, 2003 for all financial instruments created or modified after June 30, 2003, and effective as of January 1, 2005 for instruments created or modified prior to June 30, 2003. The adoption of this statement did not have a material effect on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

   Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British pound sterling, Australian dollar and Japanese yen. In 2003, and for the period ended March 31, 2004, 39% and 38%, respectively of our revenues were generated in locations outside the United States. The majority of these revenues are denominated in currencies other than U.S. dollars. Except for revenue transactions in Japan, we enter into transactions directly with substantially all of our foreign customers. This creates a foreign currency exchange risk for us.

   As of March 31, 2004, we had $3.3 million of receivables denominated in currencies other than the U.S. dollar. If the foreign exchange rates fluctuated by 10% as of March 31, 2004, our foreign exchange exposure would have fluctuated by approximately $300,000. In addition, our subsidiaries have intercompany accounts that eliminate income consolidation, however, such accounts expose us to foreign currency exchange rate exposure. Exchange rate fluctuations on short-term intercompany accounts are reported in other income (expense), while exchange rate fluctuations on long-term intercompany accounts are recorded in other comprehensive income or loss in stockholders’ deficit. We have recently implemented a risk management process that monitors monthly activity through the use of various internal controls. This process is designed to minimize foreign currency exposures. To date, we have not entered into any hedging contracts.

Interest Rate Sensitivity

   We had unrestricted cash, cash equivalents and restricted cash totaling $24.0 million at March 31, 2004. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

   We have lines of credit which bear interest based upon the prime rate. At March 31, 2004, there was $2.5 million outstanding under our working capital line of credit. If the prime rate fluctuated by 10% as of March 31, 2004, interest expense would have fluctuated by approximately $10,000.

Change in Accountants

   On September 11, 2002, upon the recommendation of our audit committee and authorization by our board of directors, we dismissed Arthur Andersen LLP and engaged Ernst & Young LLP as our independent auditors.

   During the year ended December 31, 2001, and the interim period from January 1, 2002 to September 11, 2002, Arthur Andersen LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements. The report of Arthur Andersen LLP on our consolidated financial statements as presented in this prospectus for our fiscal year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Ernst & Young LLP on any financial or accounting reporting matters before its appointment.

BUSINESS

Overview

   Phase Forward is a leading provider of integrated enterprise-level software products, services and hosted solutions for use in the clinical trial component of our customers’ global research and development initiatives. Our customers include pharmaceutical, biotechnology and medical device companies, as well as academic institutions, clinical research organizations and other entities engaged in clinical trials. By automating essential elements of the clinical trial process, we believe our products allow our customers to accelerate the market introduction of new medical therapies and corresponding revenue, reduce overall research and development expenditures, enhance existing data quality control efforts and reduce clinical and economic risk.

   Our products are designed to offer our customers enterprise-level automation of time-consuming, paper-based clinical trial processes and to scale securely, reliably and cost-effectively for clinical trials involving substantial numbers of clinical sites and patients worldwide. Our products are supported by comprehensive consulting and training services and robust application hosting and support capabilities on a global scale. Our product line is comprised of three market-leading software solutions including: InForm, our Internet-based electronic data capture solution for collection and transmission of patient information in clinical trials; Clintrial, our clinical data management solution; and Clintrace, our solution for monitoring drug safety and reporting adverse events that occur during the clinical trial process. We principally offer our software products under multi-year enterprise licenses and additionally, in the case of our InForm product, as a hosted application solution delivered through a standard web-browser.

   We believe our enterprise software and hosted solutions are the most widely adopted commercial electronic data capture, data management and adverse event reporting solutions in the clinical trial marketplace, having been utilized in over 10,000 clinical trials involving more than 1,000,000 clinical trial study participants and 300 therapeutic compounds and medical devices. Our customer base of over 220 customers is comprised of the leading pharmaceutical, biotechnology, medical device and clinical research organizations, including AstraZeneca Pharmaceuticals LP, Aventis S.A., Biogen Idec Inc., Eli Lilly and Company, GlaxoSmithKline plc, Guidant Corporation, Institut de Recherches Internationales Servier, Pfizer Canada, The Procter & Gamble Company, Sanofi-Synthélabo, Schering-Plough Research Institute and Serono S.A.

   Our software solutions are principally provided to our customers for enterprise adoption through multi-year term licenses requiring periodic fees. This pricing model, in conjunction with the contractual nature of our services and support solutions, enables us to recognize revenue ratably over the life of a contract, typically three to five years. This allows us to maintain a backlog that provides multi-year visibility in revenues. As of March 31, 2004, our total backlog represented $143.3 million in commitments, compared to $124.8 million of backlog at March 31, 2003. During this same period, the software license portion of backlog grew 29%. Of our March 31, 2004 backlog, approximately $43.9 million is currently expected to be recognized during 2004. Approximately 16% of our backlog as of March 31, 2004 represented contracts that may be cancelled by our customers at any time with limited notice. Based on historical cancellations from inception, less than 2% of the backlog is estimated to be at risk for cancellation prior to completion. We expect that, if our backlog continues to grow, our future revenue growth will more closely approximate our backlog growth.

   We are incorporated in Delaware under the name “Phase Forward Incorporated.” We maintain a number of subsidiaries in the United States and abroad, including Phase Forward Europe Limited in the United Kingdom, Phase Forward SAS in France, Phase Forward Pty. Limited in Australia and Phase Forward Japan KK in Japan. We also maintain Phase Forward Securities Corporation, a Massachusetts corporation, to invest our cash balances on a short-term basis.

Industry Background

Pharmaceutical and Biotechnology Development Market

   The pharmaceutical industry is primarily comprised of branded pharmaceutical firms, biotechnology companies and generic drug manufacturers. These entities are responsible for the development and marketing of drug therapies that generated approximately $430 billion in global pharmaceutical sales in 2002, representing a compound annual growth rate of 8.5% since 1999, according to IMS Health. These companies are highly research intensive, with research and development expenditures estimated to have exceeded $68 billion in 2002. The clinical development of new drugs and therapies is centered on clinical trials designed to test human safety and efficacy prior to product commercialization and has historically comprised the largest component of these companies’ research and development expenditures. This stage of product development has historically been a complex paper-based process taking up to 15 years to complete. The average out-of-pocket research and development cost per approved new product, including the cost of non-approved products, is estimated to have risen above $400 million. Any delays in the clinical development process may reduce revenues by shortening the time for exclusive product sales afforded under patent protection, defer revenues and increase costs of development.

   Pharmaceutical and biotechnology companies are under significant market pressures to improve productivity by accelerating drug development throughput and bring new drugs and therapies to market sooner. Those pressures include:

•	an increasing rate of patent expirations, resulting in increased competition in the major branded product categories from generic drug manufacturers;

•	managed care preferences for highly cost-effective drug therapies;

•	accelerating innovation in drug discovery methods and technologies;

•	a shift in research and development toward treatments for chronic diseases and more complex therapies; and

•	an expected increase in the demand for innovative new drugs and medical devices as the aging population increases utilization of the health care system.

The Clinical Development Process and Clinical Trials

   Clinical development refers to the stage of the drug development process where pharmaceutical and biotechnology companies, internally or through a third-party, test products in human clinical trials in an effort to gain regulatory approval and begin commercialization. While the drug development process is characterized by a number of distinct, sequential stages, the greatest impact on the duration of the overall process results from increases in the length of clinical development. Clinical development is generally subject to rigorous regulations by the U.S. federal government and related regulatory authorities such as the Food and Drug Administration, or FDA, as well as by foreign governments and regulatory authorities, if drugs, biological products or medical devices are tested or marketed abroad. As a result of increasing regulatory demands for additional patients and better procedures during clinical trials to assess product safety and efficacy, clinical development has become more complex.

   Clinical development of a drug in the United States begins with the filing of an Investigational New Drug Application, or IND, with the FDA. After the IND review period and approval, the entity conducting the clinical trial initiates a carefully orchestrated series of human clinical trials, typically categorized into three distinct but overlapping phases involving multiple clinical trials within each phase. A pre-clinical phase is conducted prior to clinical development for the purpose of animal testing. In addition, a fourth phase is also conducted following clinical development and drug approval to support changes to the drug label and advertising claims as well as to assess the economic benefit of specific therapies. The following table describes the typical process of drug development:

			Average Time	Average Trials	Study
			to Complete	per	Participants per
	Phase	Purpose	Phase	Application*	Phase

Discovery	—	Screening and validation of drug candidates
			72 months	—	—

Non-Clinical	—	Evaluation of toxic and pharmacological effects through laboratory testing

Investigational New Drug Application (IND)

Clinical	Phase I	Basic safety and pharmacology testing in subjects	12 months	21	20 - 80

	Phase II	Safety, early efficacy information, dose-response in targeted patient population	26 months	6	100 - 300

	Phase III	Efficacy and safety in targeted patient population; comparisons to placebo or established drugs	34 months	10	1,000 - 5,000

New Drug Application (NDA)

Post-Approval	Phase IV/ Marketing	To support changes to the drug label and advertising claims; to assess the economic benefit of specific therapies	Ongoing	—	—

* includes U.S., European and Japanese applications.

   The traditional process of capturing and analyzing data in clinical trials relies on pre-printed, three-part paper case report forms to submit data from the clinical trial sites to the entity conducting the clinical trial. Each case report form is manually checked for accuracy by a representative of the entity conducting the clinical trial who periodically visits the clinical trial site. Errors or omissions in the forms are corrected with the assistance of investigative personnel at the clinical trial site. Once completed, the forms are manually logged, tracked and entered into a computerized clinical data management system. Inconsistent, questionable, or missing data items are identified and resolved by facsimile, mail or hand delivered document exchange between the entity conducting the clinical trial and the clinical trial site. In a separate data collection process, customized information about serious side effects is manually obtained from clinical trial site personnel and transmitted to multiple regulatory agencies on electronic or paper forms in accordance with strict regulatory deadlines.

   Once all of the clinical trials are completed and analyzed by the entity conducting the clinical trial, the data and analyses are submitted to a regulatory agency for market approval. For drugs, the submission to the FDA is known as a New Drug Application, or NDA. Biological products and some medical devices have a similar regulatory process. The NDA review process generally takes at least one year and the FDA may require additional data or other studies during the course of its review. Regulatory agencies in many other countries have distinct clinical trial requirements, and combined results from all clinical trials may need to be submitted to all applicable regulatory agencies. After regulatory approval, the clinical trial sponsor continues to be responsible for collecting and reporting the occurrence of new and unusual serious side effects to regulatory agencies.

   Clinical trials currently take an average of approximately seven years and the median number of clinical trials conducted in a successful regulatory submission is 68. However, drug development efforts result in approximately only one out of five product approvals.

Inefficiencies in the Current Clinical Trial Process

   Most clinical trials today rely on pre-printed, three-part, paper case report forms to submit data from investigators to the entity conducting the clinical trial and the regulatory agencies. In the United States, those case report forms are designed to enable the collection of data required by the FDA as part of a NDA. These manual paper data collection processes are inefficient, add significant complexity and cost to the clinical trial process, and may lead to a variety of problems for the entity conducting the clinical trial, including:

•	Delay in overall clinical development timelines. Lack of data access can cause months of delay before interim and final data analysis and aggregation can be completed in a clinical trial, leading to substantial delays in regulatory submission, product approval and product revenues, as well as increased development costs. In addition, these delays reduce the exclusive sales period available under patent protection. Further, patient access to new, innovative treatments is delayed and competitors may introduce alternative products during these interim periods.

•	Impaired data quality. Limitations in paper-based data collection and reporting, such as transcription errors and missing and illegible data, can lead to reduced accuracy and consistency of data collected during clinical trials. Poor data quality inhibits the early detection of data collection problems, which may lead to repetitive and irreparable errors in clinical trials. In addition, impaired data quality can cause increased scrutiny during regulatory review, which may further delay a product’s approval.

•	Inability to quickly terminate unsuccessful clinical trials or programs. The ongoing success or failure of a clinical trial can only be effectively evaluated once all, or a significant amount of, data have been collected and analyzed. Manual data collection methods delay a clinical trial sponsor’s ability to determine that a clinical trial or program is unsuccessful and should be terminated, as well as limiting real-time operational control over the trial process at all levels. This results in unnecessary development costs that can be significant and may limit a clinical trial sponsor’s ability to reallocate development resources elsewhere.

•	Compromised patient safety and liability exposure. Ensuring patient safety is a key element of the clinical trial process and is a critical factor in lowering clinical trial sponsor liability. Because of delayed access to data in paper-based data collection and reporting formats, sponsoring organizations may often be unaware of adverse events occurring within trial participant populations, preventing them from quickly implementing measures that enhance patient safety.

The Phase Forward Solution

   We are a leading provider of integrated enterprise-level electronic data capture, management and adverse event reporting software solutions for use in the clinical trial component of our customers’ global research and development initiatives. We offer software products, services and hosted solutions to pharmaceutical, biotechnology and medical device companies, as well as academic institutions, clinical research organizations and other entities engaged in clinical trials. By automating essential elements of the clinical trial process, we believe our products allow our customers to accelerate the market introduction of new medical therapies and corresponding revenue, reduce overall research and development expenditures, enhance existing data quality control efforts and reduce clinical and economic risk. Key benefits of our software products, services and hosted solutions include:

•	Reduced time to market. Our software solutions’ user-friendly interfaces and web-based architecture allow users to input data during or soon after a patient visit and accelerate enterprise data visibility and analysis, thereby reducing the clinical trial timeline. We believe that these efficiencies can eliminate months from a clinical trial phase and up to one year from a clinical development program.

•	Improved data integrity, process control and enterprise-level visibility. Our software products, services and hosted solutions are capable of providing real-time edit-checking, data queries, reports and analysis, thereby allowing entities engaged in clinical trials to enhance the quality and completeness of the data, as well as monitor the overall progress of the clinical trial program and site or investigator performance. We believe that this improved data integrity can result in a streamlined review process by regulatory authorities.

•	Accelerated critical decision-making for research and development activities. Our software solutions can reduce the time it takes to collect and analyze the volume of data sufficient to assess the likelihood of a successful clinical trial. This makes early intervention or clinical trial cancellation more feasible and the process less costly. Early intervention also allows clinical trial sponsors to optimize the deployment of resources among clinical trials and programs.

•	Enhanced patient safety and reduced potential liability. With our software products, data from adverse events can be quickly identified, reported to the clinical trial sponsor and electronically communicated to regulatory authorities. This capability supports improved compliance and enhanced patient safety, and potentially reduces the liability exposure of our customers.

•	Improved cost containment. Our software solutions help streamline the clinical trial process by reducing labor and travel-related expenses associated with entering, cleaning and analyzing data. Customers may license our software solutions on a stand-alone basis or as part of a suite of products. This modular nature of our products allows our customers to use our software without requiring them to install all of our software products. Additionally, we offer our customers the option of employing a fully-hosted service without having to engage in costly hardware and software purchasing, or expanding or training an internal information technology department.

Our Strategy

   Our objective is to become the standard in technology solutions for electronic data capture, data management and adverse event reporting. Key strategic directives include:

•	Expand the customer base for our software products, services and hosted solutions. We believe that adoption is accelerating for electronic data capture, integrated clinical data management and adverse event reporting solutions in the clinical trial marketplace. Our current base of over 220 customers represents a small number of the prospective customers for our software products, services and hosted solutions. We intend to secure additional customers by leveraging our industry leadership position and domain expertise in technology development, sales and customer support.

•	Increase penetration within our existing customer base. We believe that there is a significant opportunity to migrate existing customers that are utilizing a component of our product offerings to a comprehensive solution that integrates our InForm, Clintrial and Clintrace products on an enterprise-wide basis. We believe that a large percentage of our current customers would benefit from the integration of our software solutions and we intend to aggressively pursue these cross-selling opportunities. Furthermore, our customers’ decentralized nature offers us the opportunity to increase adoption of our currently deployed software products, services and hosted solutions within their enterprises by targeting additional functional areas and business units.

•	Continue to capitalize on our technology leadership position and expand our product offerings. Our recognized domain expertise and advanced technologies have enabled us to become positioned as a leading single-source vendor of electronic data capture, data management and adverse event reporting software solutions to pharmaceutical, biotechnology and medical device companies, and other entities engaged in clinical trials, for use in their clinical trial initiatives. We intend to strengthen our leadership position by leveraging our technology development resources to introduce additional integrated software solutions to our product suite. We intend to develop new software products, services and hosted solutions through internal development, possible acquisitions and relationships with third-party technology providers with the intent of strengthening our market leadership.

•	Continue to provide a superior level of global customer service and support. In light of the critical importance of the clinical trial process for our global customers, the delivery of a high level of multinational customer service and support with deep regulatory expertise is essential, and we believe a significant differentiating characteristic of our business strategy. Our enterprise deployments are supported by comprehensive consulting and training services ranging from project planning and management to training, installation, validation and hosting for our multinational customer base. In the case of our fully-hosted deployment of the InForm product, we offer robust hosting and support services worldwide. We intend to leverage the knowledge and extensive expertise of our employees in the areas of clinical trial management and drug development and regulatory approval (which we term our domain expertise) to provide customers with exceptional support capabilities and consulting services that accelerate the adoption of our technologies.

Our Business Model

   Our software solutions are principally provided to our customers for enterprise adoption through multi-year term licenses with periodic fees. This pricing model, in conjunction with the contractual nature of our services and support solutions, enables us to recognize revenue ratably over the life of a contract, typically three to five years. This allows us to maintain a backlog that provides multi-year visibility in revenues. We believe this visibility significantly differentiates us from our competitors, as our current and potential customers frequently look to long-term financial stability as a key criterion in evaluating a vendor to utilize in the clinical development process. We also offer fully-hosted solutions of our InForm product for customers who prefer a hosted solution as well as for new customers to evaluate our InForm software product prior to transition to enterprise-level term licenses. As of December 31, 2003, our total backlog represented $140.8 million in commitments, compared to $108.9 million of backlog at December 31, 2002. As of December 31, 2003, the software license portion of our backlog represented $70.0 million compared to $45.6 million of software license backlog at December 31, 2002, representing growth of 54%. We expect that, if our backlog continues to grow, our future revenue growth will more closely approximate our backlog growth.

Our Software Products, Services and Hosted Solutions

   We provide integrated enterprise-level electronic data capture, data management and adverse event reporting solutions to pharmaceutical, biotechnology and medical device companies, as well as academic institutions, clinical research organizations and other entities engaged in clinical trials. Our software solutions, offer integration capabilities with certain complementary commercial applications used by our customers. Our primary product and service offerings consist of the following:

InForm. InForm is our Internet-based electronic data capture software solution that helps reduce the inefficiencies, inaccuracies and costs associated with paper-based clinical data collection methodologies that are traditionally employed at the remote sites where clinical trial participants are monitored. Through the InForm platform, our customers can deploy customized electronic case report forms, or eCRFs, for on-site clinical data input, which incorporate automated edit checking and deliver real-time enterprise data visibility previously unavailable through paper-based clinical trial data collection approaches. Additional features of InForm include eCRF modules for designing interactive eCRFs and for submitting clinical trial data to regulatory agencies electronically. The InForm software product also enables clinical trial sponsors to publish relevant clinical trial-related materials for use by clinical investigators utilizing the software through a standard web-browser. InForm’s Internet-based platform and automated site assessment capabilities facilitate rapid multi-site deployment by the entity engaged in clinical trials on a cost-effective basis. InForm is highly scalable and has been utilized by our customers to run clinical trials involving tens of thousands of patients across multiple continents. In addition to its availability through term licenses, customers may elect to use InForm through our fully-hosted deployment program, which includes application hosting as well as clinical trial site assessment, provisioning, training and support. An offline version of our InForm product is also offered where network connections are not reliable or available.

Clintrial. Clintrial is our clinical data management software solution which allows customers to input, monitor, correct, code and analyze clinical data collected through integration with our InForm platform or through traditional paper-based methods. Our Clintrial platform employs comprehensive tools for automated data entry control and tracking, error checking, industry-standard clinical coding, quality assurance and data import/export. Clintrial features an architecture that can manage thousands of clinical trials per customer and accommodate highly intricate study designs with little degradation of performance over a large amount of data. We believe that our Clintrial product can be rapidly deployed across the customer enterprise at a lower cost than competing third-party clinical data management solutions.

Clintrace. Clintrace is our adverse event reporting software solution that helps customers comply with the complex global safety regulations and reporting deadlines associated with clinical research, post-approval marketing and drug surveillance by expediting the clinical evaluation and tracking of adverse events. Through Clintrace, our customers can enter adverse event data from multiple sources, code, reconcile and analyze the data reports, and then submit required adverse event reports to regulatory authorities via electronic or paper-based methods. Our Clintrace product provides customers with near real-time visibility of adverse event data, thereby facilitating compliance with regulatory reporting deadlines and more timely identification of therapeutics that may pose risks to patients or not warrant further investment in research and development. The Clintrace platform is highly scalable and able to manage hundreds of thousands of adverse event reports annually.

Product Integration. Although each of our InForm, Clintrial and Clintrace software solutions are available as stand-alone enterprise applications, we offer integrated enterprise solutions incorporating certain of our electronic data capture, clinical data management and adverse event reporting products. The operation of Clintrial and InForm can be integrated by our Clintrial Integration Solution which allows customers to eliminate the need for paper-based data input or otherwise support hybrid clinical trials that involve both paper-based and our electronic data capture technologies. Integrated use of Clintrial and InForm enables sharing of data across the enterprise, expedites trial setup and accelerates data consolidation, reporting, analysis and submission activities. Integration between Clintrial and Clintrace is also available to facilitate electronic transfer to Clintrace of adverse event data identified during clinical trials. This integration is designed to reduce adverse event reporting errors, facilitate the reconciliation of Clintrace data with data reported to the customers’ safety operations and accelerate availability of adverse event data to the clinical trial sponsor.

Services. Our services include delivery of the hosted solution of our InForm software product, consulting services, customer support and training. There are numerous sites throughout the United States where we could host our InForm software product. Consulting services include business process mapping and workflow design, project planning and management services, guidance on best practices in using our software products, as well as implementation services consisting of application architecture design, systems integration, installation and validation. Our software product deployments are supported by comprehensive technology transfer services ranging from project planning and management to training, installation and validation. We have a multinational professional services organization to support our software products and hosted solutions worldwide, including our Japanese versions of InForm and Clintrial. Our technical support staff speaks 18 languages and is available 24 hours per day, seven days per week. In addition to our U.S. headquarters, we have offices in the United Kingdom, France, Japan and Australia.

   We believe that all of our software products, services and hosted solutions currently allow our customers to comply with all applicable global regulatory requirements, including applicable rules established by the FDA and other governmental regulatory authorities regarding the use of software in the clinical development process. We have a dedicated team that monitors regulatory developments applicable to our customers and their clinical trials.

Our Customers

   We believe our software products, services and hosted solutions are the most widely adopted commercially available electronic data capture, data management and adverse event reporting solutions in the clinical trial marketplace, having been utilized in over 10,000 clinical trials involving more than 1,000,000 clinical trial study participants and 300 therapeutic compounds and medical devices. As of December 31, 2003, we had over 220 customers, including 11 of the top 15 pharmaceutical companies. Our representative customers include leading pharmaceutical, biotechnology, medical device companies, academic institutions, clinical research organizations and other entities engaged in clinical trials. Our representative customers include:

Pharmaceutical	Biotechnology	Contract Research Organizations

AstraZeneca Pharmaceuticals LP

Aventis S.A.

Eli Lilly and Company

GlaxoSmithKline plc

Institut de Recherches
  Internationales Servier

Novartis AG

Pfizer Canada

The Procter & Gamble Company

Sanofi-Synthélabo

Schering-Plough Research Institute

Yamanouchi Pharmaceutical Co., Ltd.	Alexion Pharmaceuticals Inc.

Biogen Idec Inc.

Corixa Corporation

Chiron Corporation

Eyetech Pharmaceuticals, Inc.

Genzyme Corporation

Seattle Genetics, Inc.

Serono S.A.

Medical Devices

Conceptus, Inc.

Depuy, a Johnson & Johnson
Company

Guidant Corporation

Medtronic Inc.	PAREXEL International Corporation

PharmaLink FHI, Inc.

Veristat Inc.

Academic

Cedars-Sinai Medical Center

The Children’s Hospital of
Philadelphia

Harvard Clinical Research
Institute

Mayo Clinic College of Medicine

National Health & Medical
Research Council

   Eli Lilly and Company accounted for approximately 10% and 13% of our revenues in 2003 and the three months ended March 31, 2004, respectively.

Sales and Marketing

   We sell our products through a direct sales force and through relationships with clinical research organizations, or CROs, and other channel arrangements. Our marketing efforts focus on raising awareness for our products and services and generating qualified sales leads. As of March 31, 2004, we had 58 employees in sales and marketing.

Direct Sales. As of March 31, 2004, our direct sales force, which is the source of the majority of our revenues, is operated out of eight global field offices. In addition, follow-on sales are accomplished by the efforts of sales professionals, sales engineers, project managers and other consulting services professionals.

Channel Arrangements. In Japan, we have established channel relationships with Fujitsu to enable it to market and sell our hosted solution for our Japanese version of the InForm product. We also have channel relationships with a number of major CROs that enable them to market and sell our hosted solution for the InForm product. Our CRO channel revenue is based on the volume of data collected and managed.

Marketing. Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of Phase Forward as a leading provider of integrated electronic data capture, management and adverse event reporting solutions in the clinical trial marketplace. Our principal marketing initiatives target key executives and decision makers within our existing and prospective customers, and include:

•	participation in, and sponsorship of, user conferences, trade shows, workshops, seminars and industry events;

•	publication of articles and opinion pieces in trade magazines and journals;

•	cooperative marketing efforts with providers of complementary services or technology, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	participation in industry standards and bodies;

•	press and industry analyst relations; and

•	direct mail and email campaigns.

   The marketing organization also works closely with our customers, our direct sales organization and CROs to collect and prioritize customer feedback to help guide our product development efforts.

Research and Development

   We believe that our future success will depend on our ability to continue to enhance and broaden our software products, services and hosted solutions to meet the evolving needs of clinical trial sponsors and other entities engaged in clinical trials. As of March 31, 2004, we had 77 employees in research and development. Our research and development efforts are focused on developing new, complementary software solutions, as well as enhancing our existing software solutions through the addition of increased functionality and the integration of third-party software. From time to time, we supplement our internal research and development resources with outside developers. Our research and development expenses were $8.3 million in fiscal 2001, $10.7 million in fiscal 2002 and $10.6 million in fiscal 2003, and $2.6 million and $2.9 million for the three months ended March 31, 2003 and March 31, 2004, respectively.

Technology

   The technology incorporated into our products is designed to provide customers with ease of use, flexibility, data visibility and system scalability to handle high volume, global trials.

   Our InForm electronic data capture software product, which we have designed to support large numbers of users connecting to the system via the Internet, utilizes three logical tiers: a user interface; a proprietary application server; and a database. Our InForm Architect tool allows users to design electronic case report forms without extensive coding knowledge. End-users of our InForm software product can utilize a widely-available web-browser without the need to download or install any software on their computer. The InForm product line was developed utilizing Microsoft technologies for the user interface and application server and was designed to operate with an Oracle database.

   We obtained our Clintrial clinical data management software through our acquisition of Clinsoft in 2001. The Clintrial software is installed on the system of the entity conducting the clinical trial, where data is entered either from a paper case report form that has been sent to such entity by the clinical investigator or by using our InForm electronic data capture solution. Clintrial is a client/server based system that runs on most versions of Microsoft client operating systems and the Oracle database utilized with the product can run on a wide variety of server operating systems, including Microsoft, Solaris, HP-UX and Linux. We are currently designing future releases of our Clintrial product to leverage Microsoft web technologies, which may provide an easier and more flexible deployment for our customers.

   Our Clintrace adverse event reporting software was also acquired through our Clinsoft acquisition. It is used for critical drug safety reporting and surveillance operations throughout the marketing of a drug product, as well as recording serious adverse events arising during clinical trials. Clintrace utilizes rules and procedures that can be redefined to provide for coding of safety data automatically or manually. The Clintrial software product has the ability to synchronize adverse event data with Clintrace. It is also able to integrate with other industry-leading clinical management systems. Like our Clintrial product, Clintrace is installed locally at the site of the entity conducting the clinical trial. We are developing a new version of the Clintrace software using Microsoft’s development platform. This product, which will be web-based, is now in beta testing and is currently planned for release during 2004. All versions of Clintrace use an Oracle database that can be used on a wide variety of operating systems including versions from Microsoft, Solaris, HP-UX and Linux.

   Our Clintrial Integration Solution can integrate the operations of our InForm and Clintrial products. The Clintrial Integration Solution software is designed to allow entities engaged in clinical trials to run hybrid trials, with some sites capturing data using our electronic data capture technology and others collecting patient clinical data using paper case report forms. It also allows entities engaged in clinical trials to re-use system elements, such as case report forms and automated rules developed in Clintrial for paper-based clinical trials, in a clinical trial using our InForm electronic data capture software. The Clintrial Integration Solution has a built-in message queue that can communicate through firewalls and is based on a multi-server, load-balanced architecture that is scalable and allows for the efficient network routing of data packets to the server with the most available capacity.

   Our products have been designed to allow our customers to deploy them as part of a validated system compliant with Good Clinical Practices, laws and regulations applicable to the conduct of clinical trials and 21 CFR Part 11 pertaining to the use of electronic records, password security and signatures. Additionally, the Clintrace adverse event reporting software incorporates support for EMEA EudraVigilance V6.0.

   We have worked, and continue to work with, a number of vendors of complementary products, services and technology to develop integration tools that allow third-party systems to interact with our software products. Our products, except for the Clintrial Integration Solution, utilize a database supplied by Oracle Corporation. Although we believe that there are other commercially available databases which our products could utilize, the loss of the right to use the Oracle database, and any delay in procuring a replacement, could adversely affect our business. Our products run on most major versions of the Microsoft operating system.

Competition

   The market for electronic data collection, data management and adverse event reporting systems is highly competitive, rapidly evolving, fragmented and is subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete with systems and paper-based processes utilized by existing or prospective customers, as well as other commercial vendors of electronic data capture applications, clinical data management systems and adverse event reporting software, including:

•	systems developed internally by existing or prospective customers;

•	vendors of electronic data capture, clinical data management and adverse event reporting product suites, particularly Oracle Clinical, a business unit of Oracle Corporation;

•	vendors of stand-alone electronic data capture, data management and adverse event reporting products;

•	CROs with internally developed electronic data capture, clinical data management systems or adverse event reporting systems; and

•	systems integrators, as well as smaller independent consulting firms specializing in clinical trial or safety implementations.

   Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, customer support and service delivery. We believe that the principal competitive factors in our market include the following:

•	product functionality and breadth of integration among the electronic data capture, management and adverse event reporting solutions;

•	reputation and financial stability of the vendor;

•	low total cost of ownership and demonstrable benefits for customers;

•	depth of expertise and quality of consulting and training services;

•	performance, security, scalability, flexibility and reliability of the solutions;

•	speed and ease of implementation and integration; and

•	sales and marketing capabilities, and the quality of customer support.

We believe that we compete favorably with our competitors on the basis of these factors. However, many of our competitors and potential competitors have greater name recognition, longer operating histories and significantly greater resources. There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products and services.

Government Regulation

   The conduct of clinical trials is subject to regulation and regulatory guidance associated with the approval of new drugs, biological products and medical devices imposed upon the clinical trial process by the U.S. federal government and related regulatory authorities such as the U.S. Food and Drug Administration, or FDA, and by foreign governments. Use of our software products, services and hosted solutions by entities engaged in clinical trials must be done in a manner that is compliant with these regulations and regulatory guidance. Failure to do so could have an adverse impact on a clinical trial sponsor’s ability to obtain regulatory approval of new drugs, biological products or medical devices. If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities conducting clinical research may be unwilling to use our software products, services and hosted solutions. Accordingly, we design our product and service offerings to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance. We also expend considerable time and effort monitoring regulatory developments that could impact the use of our products and services by our customers and use this information in designing or modifying our product and service offerings.

   The following is an overview of some of the regulations that our customers and potential customers are required to comply with in the conduct of clinical trials.

   The clinical testing of drugs, biologics and medical devices is subject to regulation by the U.S. Food and Drug Administration, or FDA, and other governmental authorities worldwide. The use of software during the clinical trial process must adhere to the regulations and regulatory guidance known as Good Clinical Practices, other various codified FDA regulations, the Consolidated Guidance for Industry from the International Conference on Harmonization regarding Good Clinical Practice for Europe, Japan and the United States and other guidance documents. Our products, services and hosted solutions are developed using our domain expertise and are designed to allow compliance with applicable rules or regulations. The foregoing regulations and regulatory guidance are subject to change at any time. Changes in regulations and regulatory guidance to either more or less stringent conditions could adversely affect our business and the software products, services and hosted solutions we make available to our customers. Further, a material violation by us or our customers of Good Clinical Practices could result in a warning letter from the FDA, the suspension of clinical trials, investigator disqualification, debarment, the rejection or withdrawal of a product marketing application, criminal prosecution or civil penalties, any of which could have a material adverse effect on our business, results of operations or financial condition.

   In addition to the aforementioned regulations and regulatory guidance, the FDA has developed regulations and regulatory guidance concerning electronic records and electronic signatures. The regulations, codified as 21 CFR Part 11, are interpreted for clinical trials in a guidance document titled Computerized Systems Used in Clinical Trials. This regulatory guidance stipulates that computerized systems used to capture or manage clinical trial data must meet certain standards for attributability, accuracy, retrievability, traceability, inspectability, validity, security and dependability. Other guidance documents have been issued that also help in the interpretation of 21 CFR Part 11. We cannot assure you that the design of our software solutions will continue to allow customers to maintain compliance with these guidelines as they develop. Any changes in applicable regulations that are inconsistent with the design of any of our software solutions or which reduce the overall level of record-keeping or other controls or performances of clinical trials may have a material adverse effect on our business and operations. If we fail to offer solutions that allow our customers to comply with applicable regulations, it could result in the termination of on-going clinical trials or the disqualification of data for submission to regulatory authorities, or the withdrawal of approved marketing applications.

   Demand for our software products, services and hosted solutions is largely a function of the regulatory requirements associated with the approval of drugs, biologics and medical devices. In recent years, efforts have been made to streamline the drug approval process and coordinate U.S. standards with those of other developed countries. Changes in the level of regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could have a material adverse effect on the demand for our software products, services and hosted solutions. Several competing proposals to reform the system of health care delivery in the United States have been considered by Congress in recent years. To date, none of the proposals has been adopted. While it is difficult to predict the impact of any proposal which may be adopted in the future, proposals that cause or contribute to a reduction in clinical research and development expenditures could have a material adverse impact on the demand for our software products, services and hosted solutions. For example, proposals to place caps on drug prices could limit the profitability of existing or planned drug development programs, making investment in new drugs and therapies less attractive to pharmaceutical companies. Likewise, a proposal for government-funded universal health care could subject expenditures for health care to governmental budget constraints and limits on spending. Finally, the uncertainty surrounding the possible adoption and impact of any health care reforms could cause our customers to delay planned research and development until some of these uncertainties are resolved.

   The U.S. government and the governments of some states and foreign countries have also attempted to regulate activities on the Internet. Any new legislation or regulation regarding the Internet could decrease our potential revenues or otherwise harm our business, financial condition and operating results. For instance, proposed federal, state and foreign privacy regulations and other laws restricting the collection, use and disclosure of personal information could limit our customers’ ability to use the information in our databases to generate revenues or subject us to additional administrative or compliance burdens or potential liabilities.

   Regulation of the use and disclosure of personal medical information is complex and growing. Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of “protected health information” which is individually identifiable, including standards for the use and disclosure by the health care facilities and providers who are involved in clinical trials. HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures. This may affect us in several ways. Many users of our products and services are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements, our products will likely not be selected. In addition, we may be directly affected by HIPAA and similar state privacy laws. Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance, in the form of a written agreement, that we will comply with a number of the same HIPAA requirements. We may be burdened with compliance with such agreements, and breach of such an agreement may result in contractual liability to our customer or other adverse consequences. Regulation of medical information generally is increasing at the state and federal levels in the United States and elsewhere, and such regulations may negatively affect our business.

Intellectual Property

   Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, noncompetition and assignment of inventions agreements. These legal protections afford only limited protection for our technology. We have registered trademarks and service marks in the United States and abroad, and applications for the registration of additional trademarks and service marks. Our principal trademarks are our company name “Phase Forward” and our product names, “InForm”, “Clintrial” and “Clintrace.” We cannot predict whether registrations will be approved or, if approved, will provide meaningful protection. In addition, we have filed an application for a patent with the U.S. Patent and Trademark Office. We cannot predict whether this patent will be granted from this application, or, if granted, whether such patent will provide meaningful protection. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by our competitors or other third parties. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and effective copyright, patent, trademark and trade secret protection may not be available in those jurisdictions.

   We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks, technology or copyrighted material, to third parties. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product and service developments and enhancements to existing products and services are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

   We currently hold several domain names, including the domain name “phaseforward.com”. The legal status of intellectual property on the Internet is currently subject to various uncertainties. The current system for registering, allocating and managing domain names has been the subject of litigation and proposed regulatory reform. Additionally, legislative proposals have been made by the U.S. federal government that would afford broad protection to owners of databases of information, such as stock quotes. The protection of databases already exists in the European Union. The adoption of legislation protecting database owners could have a material adverse effect on our business, requiring us to develop additional, complex data protection features for our software products.

   In addition, we license third-party technologies that are incorporated into some elements of our services.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software solutions or to obtain and use information that we regard as proprietary. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure to meaningfully protect our intellectual property and other proprietary rights could have a material adverse effect on our business, operating results or financial condition.

   In addition, if any of our software solutions is covered by third-party patents or other intellectual property rights, we could be subject to infringement actions. We cannot assure you that our software solutions do not infringe patents held by others or that they will not in the future. Any infringement claims made against us could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement of or adverse judgment resulting from such claims could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses, we could encounter delays in product introductions if we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering the applicable software solution. In addition, we generally provide in our customer agreements, including our agreement with the customer that is the subject of the Datasci claim referenced below, that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts.

   On April 26, 2004, Datasci, LLC (“Datasci”) filed suit (Civil Action No. 04-1328(MJG)) in the United States District Court for the District of Maryland (Greenbelt Division) against Phase Forward Incorporated and Quintiles Inc., one of our customers. Datasci has asserted that certain of our products and services, and the products and services of Quintiles, infringe a United States patent claimed to be owned by Datasci (Patent No. 6,496,827). Datasci is seeking separate injunctions and unspecified damages from each of us and Quintiles. The case is still in the initial pleading stage.

   On May 4, 2004, we filed an Answer and Counterclaim to Datasci’s complaint denying that we infringe the patent which Datasci claims to own. The Answer also challenges the validity of the patent and asserts numerous affirmative defenses. Our Counterclaim seeks a declaratory judgment that we do not infringe the patent claimed to be owned by Datasci. Datasci responded by denying all the allegations in our Counterclaim. Although this action is in the initial pleading stage, we are prepared to vigorously defend the claim and pursue our Counterclaim seeking the declaratory judgment and any other remedies available to us.

Employees

   As of March 31, 2004, we had a total of 347 employees, with 242 employees at our headquarters in Waltham, Massachusetts, ten at other locations in the United States, and 95 employees in the United Kingdom, France, Germany, Australia and Japan. We had 163 employees in services and information technology, 77 employees in research and development, 58 employees in sales and marketing and 49 employees in administration and executive management. We also retained 70 outside contractors as of March 31, 2004. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

   Our corporate headquarters are located at 880 Winter Street, Waltham, Massachusetts, where we lease approximately 98,968 square feet. This lease expires on February 28, 2009. We also lease 14,960 square feet of office space in Maidenhead, England for our European headquarters under a lease that expires in May 2012, and we lease smaller offices in Paris, France; Sydney, Australia; and Tokyo, Japan. We also lease individual offices in various locations to accommodate field sales personnel.

   We believe these facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

   Other than the claim described above in the section entitled “Business — Intellectual Property” we are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

   The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of January 31, 2004:

Name	Age	Position

Robert K. Weiler*	53	President, Chief Executive Officer and Director
Paul A. Bleicher, M.D., Ph.D*	49	Chairman of the Board of Directors and Chief Strategy Officer
John J. Schickling*	63	Senior Vice President and Chief Financial Officer
Steven J. Rosenberg*	48	Vice President of Development
John F. Hamilton*	51	Vice President of North American Sales
Stephen J. Powell(1)*	45	Vice President and General Manager of International Operations
Martin Young(1)*	42	Vice President of Services for North America
Kathryn A. Roy*	46	Vice President of Marketing
William G. Porter	37	Vice President of Finance
D. Ari Buchler*	39	Vice President, General Counsel and Secretary
Victor P. Becker*	50	Vice President, Human Resources
Michael P. Owings*	49	Vice President, Quality and Regulatory Compliance
Axel Bichara(2)(3)	40	Director
Franklyn A. Caine(3)(4)	53	Director
James I. Cash, Jr., Ph.D(2)(4)	56	Director
Richard A. D’Amore(2)(3)	50	Director
Eugene D. Hill, III(2)(3)(5)	52	Director
Ronald Hunt(5)	39	Director
Peter Barton Hutt(4)	69	Director

*	Denotes an executive officer.

(1)	Messrs. Young and Powell are employed by the Company through its wholly-owned subsidiary, Phase Forward Europe Limited.

(2)	Member of management development and compensation committee.

(3)	Member of audit and finance committee.

(4)	Member of governance, nominating and compliance committee.

(5)	Messrs. Hill and Hunt intend to resign from the board of directors and any applicable board committees effective immediately prior to this offering so that they may focus on other opportunities for Schroder Ventures Life Sciences and for Sprout Group, respectively. There are currently no plans to replace Messrs. Hill and Hunt.

Robert K. Weiler has served as our Chief Executive Officer, President and a member of the board of directors since November 2002. Prior to joining Phase Forward, Mr. Weiler served as Chairman, President and Chief Executive Officer of Giga Information Group, an IT Research Company, from September 1999 to October 2002. Prior to joining Giga, he was President and Chief Executive Officer of Eastman Software (formerly Wang Software), from March 1997 to March 1999. Mr. Weiler also served as Senior Vice President, Worldwide Sales and Marketing for Lotus Development Corporation. He serves as the Chairman of the Board of Trustees of Saint Anselm College and on the board of directors of Waterville Company.

Paul A. Bleicher, M.D., Ph.D, a co-founder of Phase Forward, has served as Chairman of our board of directors since November 1997 and as our Chief Strategy Officer since March 2004. Dr. Bleicher also served as our Chief Executive Officer and President from September 1997 to March 1998 and from March 2002 to November 2002. Prior to Phase Forward, Dr. Bleicher was a Director, Early Phase Services at PAREXEL International and subsequently joined Alpha-Beta Technology, Inc. where he served as Vice President, Clinical Affairs. Dr. Bleicher received his M.D. and Ph.D (Microbiology/ Immunology) from the University of Rochester School of Medicine and Dentistry, was trained in Internal Medicine and Dermatology at Harvard Medical School, and is board certified in Dermatology. After completion of his medical training he was a post-doctoral fellow in the Department of Molecular Immunology at the Dana-Farber Cancer Institute and an assistant professor in the Department of Dermatology at the Massachusetts General Hospital. Dr. Bleicher served as Chairman of the Steering Committee of North America for the Drug Information Association from 2001 to 2003, as a member of the Steering Committee in 2004 and as a member of their Board of Directors from 2001 to 2003. He is a member of the School of Science External Advisory Committee at Rensselaer Polytechnic Institute.

John J. Schickling has served as our Senior Vice President, Chief Financial Officer and Treasurer since January 2001. Prior to joining Phase Forward, Mr. Schickling was Executive Vice President of Finance and Operations and Chief Financial Officer of SynaPix, Inc., a developer of software applications for film and video special effects, from May 1999 to December 2000. Prior to SynaPix, he was Senior Vice President and Chief Financial Officer of Mobile Systems International (London), a global software developer for the telecommunications industry, from June 1997 to April 1999. Prior to Mobile Systems, Mr. Schickling was Senior Vice President and Chief Financial Officer of PRI Automation, a semiconductor capital equipment manufacturer, from September 1991 to March 1997. He was also a founder and Chief Financial Officer of Telesis Systems and spent 14 years with the General Electric Company, graduating from GE’s Financial Management Program. Mr. Schickling is a faculty member of the Northeastern University College of Business Administration. He holds a B.S. in Business Education from Salem State College and an M.B.A. from Babson College.

Steven J. Rosenberg has served as our Vice President of Development since April 2003. Prior to joining Phase Forward, Mr. Rosenberg served as Vice President of Client Services at AptSoft Corporation, a provider of enterprise solutions for business process coordination, from July 2002 to April 2003. Prior to AptSoft, Mr. Rosenberg served as Senior Vice President of Development and Client Services at W3Health, a software company, from August 1999 to May 2002. Prior to W3Health, he served as Vice President and Manager of the Medical Management Division at McKesson, a software company, from June 1994 to July 1999.

John F. Hamilton has served as our Vice President of North American Sales since July 2002. Prior to joining Phase Forward, Mr. Hamilton held positions of increasing responsibilities, including Executive Vice President of International Sales and Technical Service, at Concord Communications, Inc., a software company, from July 1997 to July 2002. Prior to Concord, Mr. Hamilton was Area Vice President at FTP Software, a software company, from February 1996 to July 1997. Prior to FTP, Mr. Hamilton was National Sales Manager for Oxford & Associates, Inc., a software and services company, from February 1995 until February 1996. He has also held various management positions at EMC Corporation, Stratus Corporation and International Business Machines Corporation.

Stephen J. Powell has served as our Vice President and General Manager of International Operations since January 2002. Mr. Powell served in a similar capacity, providing us with services through Abney Management Services Limited, a management consulting firm of which Mr. Powell was Managing Director, from January 1999 to January 2002. Prior to Phase Forward, Mr. Powell held various positions at Glaxo Wellcome PLC, a pharmaceutical company, for 15 years, including U.K. Commercial Director, from January 1998 to January 1999.

Martin Young has served as our Vice President of Services for North America since March 2004. Mr. Young has held various positions at Phase Forward since August 1999, most recently serving as Vice President of Professional and Enterprise Services, International. Prior to joining Phase Forward, Mr. Young served in a variety of services and operational roles at Glaxo Wellcome PLC until December 31, 1998. Mr. Young holds a B.Sc. (Hons) in Engineering Service from Durham University and an Executive M.B.A. from the Cranfield School of Management.

Kathryn A. Roy has served as our Vice President of Marketing since February 2003. Prior to joining Phase Forward, she was President of Precision Thinking, a strategy and marketing consulting firm, from August 2001 to February 2003. Prior to Precision, Ms. Roy was Vice President of Marketing and Chief Financial Officer of Dimensional Photonics, a metrology company, from May 2000 to August 2001. Prior to Dimension, Ms. Roy was traveling throughout Asia from February 1999 to May 2000. Ms. Roy worked with the U.S. Peace Corps from January 1997 to February 1999. Ms. Roy also headed up strategic marketing at Lotus Development Corporation from 1992 to 1995. Ms. Roy holds a Masters degree in Operations Research from Berkeley and an M.B.A. from Harvard Business School.

William G. Porter has served as our Vice President of Finance since February 2000. Prior to joining Phase Forward, Mr. Porter was Corporate Controller of Epsilon Data Management Inc., a provider of database design, management and advertising services, from June 1998 to February 2000. Prior to Epsilon, he held positions of increasing responsibilities in Webhire, Summit Technology and Arthur Andersen, LLP. Mr. Porter holds a B.A. from the University of Massachusetts.

D. Ari Buchler has served as our Vice President and General Counsel since October 1999, and as Secretary since February 2000. Prior to joining Phase Forward, Mr. Buchler served as Corporate Counsel for Cahners Business Information (now Reed Business Information), a business information provider, from January 1997 to October 1999. Prior to Cahners, he practiced in the corporate group at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1994 to 1997. Mr. Buchler received his J.D. degree from Columbia University School of Law.

Victor P. Becker joined Phase Forward as Vice President, Human Resources in January 2004. Prior to joining Phase Forward, Mr. Becker was Vice President, Human Resources at Authoria, Inc., a software company, from February 2000 to November 2003. Prior to Authoria, Mr. Becker was Director of Human Resources for Inacom Corporation, a services company, from June 1998 to February 2000. Prior to Inacom, Mr. Becker was Director of Human Resources for ENTEX Information Services, a services company, from October 1989 to June 1998. Prior to ENTEX, Mr. Becker was Human Resources Manager at Data General Corp., a hardware company, from September 1981 to October 1989.

Michael P. Owings has served as our Vice President, Quality and Regulatory Compliance since April 2004. Prior to becoming Vice President, Mr. Owings served as our Director, Quality and Regulatory North America from 2002 to 2004, as Director, Quality and Regulatory Affairs-Services from 2001 to 2002, and as Senior Manager, Corporate Quality Affairs from 2000 to 2001. Prior to Phase Forward, Mr. Owings held various positions at Copley Pharmaceutical Inc. from 1996 to 2000, at Procept, Inc., from 1995 to 1996, and at Marion Merrell Dow, Inc. (HMR/Aventis) from 1982 to 1995.

Axel Bichara joined our board of directors in May 1999. Mr. Bichara was responsible for Atlas Venture’s initial investment in the Company’s first round of venture financing in August 1997. Mr. Bichara has been a Senior Partner of Atlas Venture, a venture capital firm, since 1998. He joined Atlas Venture in 1993. Prior to his arrival at Atlas Venture, Mr. Bichara was Vice President of Product Development at Premise, a venture-backed software company which he co-founded in 1987, and which was acquired by Computervision in 1991. Mr. Bichara is currently on the board of directors of several private companies. A German citizen, Mr. Bichara holds an M.B.A. from INSEAD, a Master of Science degree from MIT and a Masters degree in Mechanical Engineering from Technical University in Berlin.

Franklyn A. Caine joined our board of directors in October 2003. Mr. Caine has served as an independent consultant since January 2003. Mr. Caine served as Senior Vice President and Chief Financial Officer at Raytheon Company from April 1999 until January 2003. Prior to Raytheon,

Mr. Caine was Chief Financial Officer at Wang Global, a global network services company, from August 1994 to March 1999. Earlier in his career, Mr. Caine held several executive positions at United Technologies, RCA, and Exxon. Mr. Caine holds a B.Sc. in Chemical Engineering from Princeton University and an M.B.A. from the University of Chicago Graduate School of Business.

James I. Cash, Jr., Ph.D joined our board of directors in October 2003. Dr. Cash is a former James E. Robison Professor of Business Administration at the Harvard Graduate School of Business. Dr. Cash served on the faculty of the Harvard Graduate School of Business from July 1976 to October 2003, where he served as chairman of the M.B.A. program from 1992 to 1995, and the chairman of HBS Publishing. Dr. Cash is also a director of The Chubb Corporation, Microsoft Corporation, General Electric Company and Scientific-Atlanta, Inc. He also serves as a trustee of Massachusetts General Hospital, Harlem Children’s Zone, Babson College, Newton-Wellesley Hospital and Partners Healthcare and as an overseer for the Boston Museum of Science. Dr. Cash holds a B.S. in Mathematics from Texas Christian University and M.S. and Ph.D degrees from Purdue University.

Richard A. D’Amore joined our board of directors in December 1997. Mr. D’Amore is, and since the inception of North Bridge Venture Partners in 1994, has been, a general partner in multiple entities which serve as the general partner of multiple venture capital limited partnerships of North Bridge Venture Partners. Mr. D’Amore also serves on the board of directors of Solectron Corporation and Veeco Instruments, Inc.

Eugene D. Hill, III joined our board of directors in November 1999. Mr. Hill has been a partner of Schroder Ventures Life Sciences, a venture capital firm, since April 1999. Previously, Mr. Hill was a general partner of Accel Partners, a venture capital firm, from 1994 to April 1999. Prior to Accel, he was President of Behavioral Health at United HealthCare Corporation, a managed behavioral healthcare company, from 1992 to 1994. Prior to United HealthCare, Mr. Hill served as President and Chief Executive Officer of U.S. Behavioral Health, a managed behavioral healthcare company, from 1988 to 1992. Prior to U.S. Behavioral Health, Mr. Hill was President and Chairman of Sierra Health and Life Insurance Company, an insurance company, from 1985 to 1988. From 1984 to 1985, Mr. Hill served as Director of Product Development at Sierra Health Services, a healthcare corporation. Prior to Sierra, he served as the administrator of the Southern Nevada Memorial Hospital from 1983 to 1984 and the Boston City Hospital from 1980 to 1983. Mr. Hill holds a B.A. from Middlebury College, an M.B.A. in health care administration from Boston University and has completed Harvard University’s Executive Program in Health Systems Management.

Ronald Hunt joined our board of directors in November 1998. Mr. Hunt is a partner in the healthcare technology group of Sprout Group, an affiliate of Credit Suisse First Boston, which he joined in January 1998. Prior to Sprout, Mr. Hunt was a consultant with Coopers & Lybrand Consulting and The Health Care Group for a combined four years. Prior to entering the consulting field, he held a number of sales and marketing positions for a combined eight years with Johnson & Johnson and SmithKline Beecham Pharmaceuticals.

Peter Barton Hutt joined our board of directors in October 1999. Mr. Hutt has been a partner of Covington & Burling, a law firm, since 1975 and has practiced food and drug law there since 1960. Mr. Hutt was chief counsel for the Food and Drug Administration from 1971 to 1975. Mr. Hutt is a member of the Institute of Medicine of the National Academy of Sciences and has served on the IOM Executive Committee. He teaches a course on Food and Drug Law at Harvard Law School and has taught the same course at Stanford Law School. He serves on the board of directors of CV Therapeutics. Mr. Hutt holds a B.A., magna cum laude, from Yale University, an LL.B. from Harvard University and an LL.M. from New York University.

     Supplemental Disclosure

   On November 25, 2002, the Securities and Exchange Commission, Raytheon Company and Franklyn Caine, a member of our board of directors, reached a settlement related to an investigation regarding Regulation FD. In connection with that settlement, the SEC issued a cease-and-desist order against Raytheon and Mr. Caine, the then current Chief Financial Officer of Raytheon. In accordance with the final terms of the SEC order, Raytheon and Mr. Caine agreed to cease and desist from causing any violations of Section 13(a) of the Securities Exchange Act of 1934 or Regulation FD. The SEC did not impose any fines or penalties on Raytheon or Mr. Caine in connection with this investigation.

Board Composition

   Our board of directors currently consists of nine members. Our bylaws currently permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. Upon the resignation of Messrs. Hill and Hunt immediately prior to the completion of this offering, the board of directors intends to reduce the authorized number of directors to seven. Our amended and restated certificate of incorporation, effective upon the closing of this offering, provides that the authorized number of directors may be changed only by resolution of the board of directors. Each director is elected annually. There are no staggered terms for the directors or cumulative voting rights for the stockholders. Dr. Cash has been designated by the Board of Directors as the lead independent director. In this role, Dr. Cash serves as chairperson of the independent director sessions and assists the board in assuring effective corporate governance. There are no family relationships among any of our directors or executive officers.

Voting Agreement

   All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our existing certificate of incorporation. The holders of a majority of our Series A convertible preferred stock designated Messrs. Bichara and D’Amore for election to our board of directors. The holders of a majority of our Series B convertible preferred stock designated Mr. Hunt for election to our board of directors. The holders of two-thirds of our Series C convertible preferred stock designated Dr. Cash and Mr. Hill for election to our board of directors. The holders of two-thirds of our Series D convertible preferred stock designated Mr. Caine for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a class, elected Dr. Bleicher and Messrs. Hutt and Weiler to our board of directors. On the closing of this offering, the voting agreement and these rights to designate directors will terminate and none of our stockholders will have any special rights regarding the election or designation of board members.

Board Committees

   Our board has an audit and finance committee, a management development and compensation committee, and a governance, nominating and compliance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and responsibilities of each committee are summarized below.

Audit and Finance Committee

   Our audit and finance committee oversees our corporate accounting and financial reporting process. Our audit and finance committee:

•	evaluates the qualifications, independence and performance of the independent auditors;

•	determines the engagement of the independent auditors;

•	approves the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	oversees selection and changes to accounting policies and establishes policies;

•	reviews our financial statements and Management’s Discussion and Analysis contained in all reports to the Securities and Exchange Commission;

•	reviews our critical accounting policies and estimates;

•	reviews material communication between our independent auditors and management; and

•	discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements.

   Our audit and finance committee is presently comprised of Messrs. D’Amore, Bichara, Hill and Caine. Mr. Hill intends to resign from the audit and finance committee immediately prior to this offering. Mr. Caine serves as chairperson of the audit and finance committee and is an “audit committee financial expert” as is currently defined under recently adopted Securities and Exchange Commission rules. We believe that the composition of our audit and finance committee meets the requirements for independence under, and the functioning of our audit and finance committee complies with, all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Management Development and Compensation Committee

   Our management development and compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The management development and compensation committee also will administer the issuance of stock options and other awards under our stock plans. The management development and compensation committee will review and evaluate, at least annually, the performance of the committee and its members, including compliance of the committee with its charter. The management development and compensation committee is presently comprised of Dr. Cash and Messrs. Bichara, D’Amore and Hill. Mr. Hill intends to resign from the management development and compensation committee immediately prior to this offering. Mr. D’Amore serves as chairperson of the management development and compensation committee. We believe that the composition of our management development and compensation committee meets the requirements for independence under, and the functioning of our management development and compensation committee complies with, all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Governance, Nominating and Compliance Committee

   The governance, nominating and compliance committee oversees all aspects of our corporate governance functions, makes recommendations to our board of directors regarding corporate governance candidates to serve as directors of us, recommends such candidates to our board of directors and makes other recommendations to our board of directors regarding affairs relating to our board of directors, including director compensation. The current members of our governance, nominating and compliance committee are Dr. Cash, and Messrs. Hutt and Caine. Dr. Cash serves as chairperson of the governance, nominating and compliance committee. We believe that the composition of our governance, nominating and compliance committee meets the requirements for independence under, and the functioning of our governance, nominating and compliance committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Director Compensation

   Subject to certain attendance thresholds, we pay each of our non-employee directors who is not affiliated with our existing preferred stockholders an annual retainer for board membership of $10,000, an annual retainer for each standing board committee membership of $2,000, and an additional annual retainer for each standing board committee chair of $2,000. Non-employee directors also receive a fee of $1,500 for each board meeting attended in person and a fee of $1,000 for each board meeting attended via telephone conference call. Committee members receive a fee of $500 for each standing board committee meeting attended in person or telephonically. Upon the initial election to the board of directors of a non-employee director who is also not affiliated with our existing preferred stockholders, such independent director shall receive a one-time option to purchase 100,000 shares of our common stock under our amended and restated 2003 Non-Employee Director Stock Option Plan. All options granted to non-employee directors will vest on the fifth anniversary of the date of grant, provided that the director has served continuously in this capacity through the vesting date. However, if directors meet certain board meeting attendance criteria, options may vest at the rate of one-twentieth each quarter. Our board of directors has the discretion to grant options to non-employee directors pursuant to our 1997 and 2004 stock option plans.

   All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. No director employed by us receives separate compensation for services rendered as a director.

Compensation Committee Interlocks and Insider Participation

   As noted above, the management development and compensation committee of the board consists of Dr. Cash and Messrs. Bichara, D’Amore and Hill. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or management development and compensation committee.

Executive Officers

   Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Executive Compensation

   The following table sets forth all compensation awarded to, earned by or paid in our last fiscal year to our chief executive officer and each of our four other most highly compensated executive officers whose salary and bonus during the fiscal year was more than $100,000. The following table also sets forth compensation information for Martin Young, who became our Vice President of Services for North America in March 2004 and whose salary and bonus during the last fiscal year would otherwise have been required to be provided but for the fact that he was not serving as an executive officer at the end of 2003. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation(1)			Awards

			Other Annual	Securities Underlying	All Other
Name and Principal Position	Salary	Bonus	Compensation	Options	Compensation(2)

Robert K. Weiler President and Chief Executive Officer	$300,000	—	—	—	—
Paul A. Bleicher Chairman of the Board and Chief Strategy Officer	$235,000	—	—	—	—
John J. Schickling Senior Vice President and Chief Financial Officer	$189,000	—	—	—	—
John F. Hamilton Vice President of North American Sales	$200,000	$65,554	—	—	—
Stephen J. Powell(3) Vice President and General Manager of International Operations	$329,289	$129,432	—	25,000	—
Martin Young(3) Vice President of Services for North America	$184,975	$92,374	—	—	—

(1)	The compensation in this table does not include certain perquisites and other personal benefits received by the named executive officers that did not exceed 10% of any officer’s total compensation reported in this table.

(2)	Excludes medical, life insurance and other benefits received by the named executive officers which are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation.

(3)	Messrs. Powell and Young were paid in British pound sterling.

Option Grants in Last Fiscal Year

   The following table presents all individual grants of stock options during the year ended December 31, 2003 to each of the named executive officers. We have not granted any stock appreciation rights. The options, if any are listed, were granted under our 1997 Stock Option Plan. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $9.00 per share and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until their expiration date. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

   The percentage of total options granted to employees in 2003 shown in the table below, if applicable, is based on options to purchase an aggregate of 548,350 shares of common stock granted during the fiscal year ended December 31, 2003. The options, if any are listed, were granted under our 1997 Stock Option Plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. In general, options granted to new employees in 2003 vest over four years, with 25% of the options granted vesting on the one-year anniversary of the grant date and the remainder thereafter vesting in 36 equal monthly installments. Options granted to employees with more than one year of service history in 2003 generally vest over four years in 48 equal monthly installments.

	Individual Grants				Potential Realizable
Value at Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price Per	Expiration
Name	Granted	2003	Share(1)	Date	5%	10%

Robert K. Weiler	—	—	—	—	—	—
Paul A. Bleicher	—	—	—	—	—	—
John J. Schickling	—	—	—	—	—	—
					—	—
John F. Hamilton	—	—	—	—	—	—
Stephen J. Powell	25,000	4%	$3	1/28/13	$291,501	$508,592
Martin Young	—	—	—	—	—	—

(1)	The exercise price represents the fair market value per share of our common stock on the date of grant as determined by our board of directors.

Option Exercises and Year-End Option Values

   The following table sets forth certain information concerning the number and value of options exercised by the named executive officers as of December 31, 2003, if any, and the number and value of any exercised and unexercised options held by the named executive officers at December 31, 2003. There was no public market for our common stock as of December 31, 2003. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain which would be realized if all in-the-money options held at December 31, 2003 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $9.00 per share and the per share option exercise price.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Number of		Options at December 31,		In-the-Money Options
	Shares		2003		at December 31, 2003
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert K. Weiler	—	—	331,770	893,230	$1,990,620	$5,359,380
Paul A. Bleicher	—	—	63,750	6,250	$382,500	$37,500
John J. Schickling	171,667	$1,030,002	78,624	40,909	$471,744	$245,454
John F. Hamilton	—	—	79,687	145,313	$478,122	$871,878
Stephen J. Powell	—	—	79,178	54,572	$475,068	$327,432
Martin Young	21,667	$190,670	4,125	5,208	$12,375	$34,955

Employee Benefit Plans

1997 Stock Option Plan

   Our board of directors and stockholders adopted the Phase Forward Incorporated 1997 Stock Option Plan in November 1997. The aggregate amount of our common stock that may be issued under our 1997 plan is 6,599,880 shares. We do not intend to grant additional options under this plan after this offering and the aggregate number of shares to be issued under the 1997 plan will be reduced to 4,326,751, which represents the total number of shares issuable upon exercise of outstanding options granted under the 1997 plan. Under our 1997 plan, we are authorized to grant incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. Grants may be made to any employee, officer, non-employee director or consultant. Incentive stock options may be granted only to our employees.

   Our 1997 plan is administered by our board of directors and our management development and compensation committee. The 1997 plan provides that our board of directors and our management development and compensation committee have the authority to select participants and determine the terms of the stock options granted under our 1997 plan, including the number of shares of common stock subject to any option, the exercise date and the vesting schedule. Options granted under the 1997 plan are not transferable or assignable other than by will or the laws of descent and distribution. Payment of the exercise price may be made in cash or by shares of common stock valued at the fair market value on the date of exercise, or by a combination of those methods of payment.

   The exercise price of incentive stock options granted under our 1997 plan must not be less than 100% of the fair market value of our common stock on the date the option is granted. In the event that a proposed optionee owns more than 10% of our common stock, any incentive stock option granted to that optionee must have an exercise price not less than 110% of the fair market value of our common stock on the grant date. The term of a stock option granted under our 1997 plan may not exceed 10 years from the date of grant. In the case of a stock option granted to an owner of more than 10% of our common stock, the term may not exceed five years from the date of grant. In the event of a change in control under the 1997 plan, 25% of the shares subject to options granted under the 1997 plan will immediately vest in full and become exercisable.

   Our 1997 plan is subject to termination or amendment by our board of directors, except that our board of directors may not increase the number of shares which may be issued under our 1997 plan, change the group of employees eligible to receive options under our 1997 plan, reduce the price at which incentive stock options may be exercised after they have been granted or to extend the time within which options may be granted under our 1997 plan, without the approval of our stockholders.

   As of March 31, 2004, we have granted stock options to purchase a total of 5,825,553 shares of our common stock under our 1997 plan.

2003 Non-Employee Director Stock Option Plan

   Our board of directors and stockholders adopted the Phase Forward Incorporated 2003 Non-Employee Director Stock Option Plan in March 2003 and subsequently amended and restated the 2003 director plan in October 2003. The aggregate number of shares of our common stock that may be issued under our 2003 director plan is 362,000 shares. Under our 2003 non-employee director plan, we are authorized to grant non-qualified stock options to certain members of our board of directors who are not employees or officers of Phase Forward.

   Our 2003 director plan is administered by our board of directors and our management development and compensation committee. The 2003 director plan, as amended, provides solely for the automatic one-time grant of an option to purchase 100,000 shares of our common stock to certain non-employee directors upon their initial election to the board of directors. Directors who are also officers or employees of the Company or who are affiliated with our existing preferred stockholders are not eligible to participate in the 2003 director plan. Options granted under the 2003 director plan are not transferable or assignable other than by will or the laws of descent and distribution. Payment of the exercise price may be made in cash or by shares of common stock valued at the fair market value on the date of exercise or by a combination of those methods of payment.

   The exercise price of options granted under our 2003 director plan must not be less than 100% of the fair market value of our common stock on the date the option is granted. The term of a stock option granted under our 2003 director plan may not exceed 10 years from the date of grant. Options granted under the 2003 director plan vest on the fifth anniversary of the date of grant, so long as the non-employee director has continuously served on the board of directors through such vesting date. In addition, if the director meets certain board attendance criteria, options vest at an accelerated rate of one-twentieth each quarter. In the event of a change in control of the Company under the 2003 director plan, all then outstanding unvested options granted under the 2003 director plan will immediately vest in full and become exercisable.

   Our 2003 director plan is subject to termination or amendment by our board of directors. Our board of directors may not, however, without stockholder approval: increase the number of shares under the 2003 director plan or the number of shares for which an option may be granted to any participating director; change the provisions of the 2003 director plan regarding the termination of the options or the times when they may be exercised; change the period during which any options may be granted or remain outstanding or the date on which the 2003 director plan will terminate; change the class of persons eligible to receive options under the 2003 director plan; materially increase benefits accruing to directors under the 2003 director plan; or make any other amendment that would cause Rule 16b-3 under the Securities Exchange Act of 1934, as amended, to become inapplicable to the 2003 director plan.

   As of March 31, 2004, we have granted stock options to purchase a total of 262,000 shares of our common stock under our 2003 director plan.

2004 Stock Option and Incentive Plan

   Our 2004 Stock Option and Incentive Plan was adopted by our board of directors in March 2004, subject to stockholder approval and if so approved, will be effective upon the closing of this offering.

Our 2004 plan provides for the grant of stock-based awards, including incentive stock options and non-qualified stock options and other equity-based awards to employees, officers and directors of, and consultants or advisors to our company and our subsidiaries. Incentive stock options may be granted only to our employees. A total of 1,500,000 shares of common stock may be issued upon the exercise of options or other awards granted under our 2004 plan. The maximum number of shares that may be granted to any employee under our 2004 plan shall not exceed 750,000 shares of common stock during any calendar year.

   Our 2004 plan is administered by the board of directors and the management development and compensation committee. Our 2004 plan provides that our board of directors and our management development and compensation committee have the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock subject to any option. Payment of the exercise price of an award may be made in cash, shares of common stock, a combination of cash or stock or by any other method approved by our board of directors or our management development and compensation committee, consistent with Section 422 of the Internal Revenue Code of 1986, as amended, and Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise permitted by us, awards under our 2004 plan are not assignable or transferable except by will or the laws of descent and distribution.

   Our board of directors or our management development and compensation committee may amend, modify or terminate any award granted or made under our 2004 plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. Our board of directors or our management development and compensation committee may also accelerate or extend the date or dates on which all or any particular option or options granted under our 2004 plan may be exercised.

   No options or other equity-based awards have been granted to date under our 2004 plan.

2004 Employee Stock Purchase Plan

   Our 2004 Employee Stock Purchase Plan was adopted by our board of directors in March 2004, subject to shareholder approval and if so approved will be effective upon the closing of the initial public offering. Our 2004 purchase plan provides for the issuance of a maximum of 320,000 shares of common stock.

   Our 2004 purchase plan is administered by our board of directors and our management development and compensation committee. All of our employees whose customary employment is for more than 20 hours per week and for more than five months in any calendar year and who have completed at least 90 days of employment with us on or before the first day of any six-month payment period are eligible to participate in our 2004 purchase plan. Outside directors and employees who would own five percent or more of the total combined voting power or value of our stock immediately after the grant may not participate in our 2004 purchase plan. To participate in our 2004 purchase plan, an employee must authorize us to deduct an amount not less than one percent nor more than 10% of a participant’s total cash compensation from his or her pay during each six-month payment period. The first payment period will commence on a date to be determined by our board of directors and end on November 30, 2004. Thereafter, the payment periods will commence on the first day of December and June and end on the last day of the following November and May, respectively, of each year, but in no case shall an employee be entitled to purchase more than 5,000 shares in any one payment period. The exercise price for the option granted in each payment period is 85% of the lesser of the average market price of the common stock on the first or last business day of the payment period, in either event rounded up to the nearest cent. If an employee is not a participant on the last day of the payment period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded without interest. Options granted under our 2004 purchase plan may not be transferred or assigned except by will or the laws of descent and distribution. An employee’s rights under our 2004 purchase plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment.

   No stock has been purchased to date under our 2004 purchase plan.

401(k) Plan

   We have a Section 401(k) Retirement Savings Plan. The 401(k) plan is a tax-qualified retirement plan covering all regular employees. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. In addition, at the discretion of our board of directors, we may make employer contributions into the 401(k) plan for all eligible employees which would be allocated on the basis of compensation.

Employment, Severance and Change in Control Arrangements

   Each of our executive officers and key employees, other than Stephen Powell, has signed an executive agreement which provides for severance payments equal to 50% of such officer’s annual base salary, as well as certain continued health benefits, in the event that we terminate his or her employment other than for cause. In addition, these executive agreements provide that if we experience a change in control and the employment of such officer is terminated without cause, or if such officer terminates his or her employment for certain reasons including a substantial reduction in salary or bonus or geographic movement during the one-year period following the change in control, then all unvested stock options held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 100% of his or her annual base salary and 50% of such officer’s annual bonus, as well as certain continued health benefits. The agreements also provide that all options granted to each officer under our 2004 stock option and incentive plan will have their vesting accelerated by 25% upon a change in control.

   Our 1997 stock option plan provides that all options granted thereunder will have their vesting accelerated by 25% upon certain changes in control. In the event of a change in control of the company, under the 2003 director plan, all unvested options granted under the 2003 director plan will immediately vest in full and become exercisable.

   Phase Forward Europe Limited, our subsidiary, entered into an employment agreement, effective April 1, 2002, with Stephen Powell, our Vice President and General Manager of International Operations, which provides generally for 12 months of notice or payment in lieu of notice to Mr. Powell in the event of a termination of his employment without cause or upon a change in control.

   Phase Forward Europe Limited also entered into an employment agreement, effective August 1999, with Martin Young, our Vice President of Services for North America, which provides generally for six months’ prior notice to Mr. Young in the event of a termination in his employment without cause.

Limitation of Liability and Indemnification of Officers and Directors

   Our bylaws provide that our directors and officers shall be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. We have entered into agreements with our directors and certain of our officers that also provide for such indemnification and expenses and liability reimbursement. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have obtained insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   Other than compensation agreements and other arrangements which are described as required in “Management” and the transactions described below, since January 1, 2001, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

   All of the transactions set forth below were approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Private Placements of Securities

   In November 1997, we issued and sold an aggregate of 4,000,000 shares of Series A convertible preferred stock at a price of $1.00 per share. In November 1998, we issued and sold an aggregate of 4,255,319 shares of Series B convertible preferred stock, and in March 1999, we issued and sold an aggregate of 275,744 shares of Series B convertible preferred stock, in each case, at a price of $1.88 per share. In November 1999, we issued and sold an aggregate of 4,738,345 shares of Series C convertible preferred stock, and in August 2000, we issued and sold an aggregate of 4,449,295 shares of Series C convertible preferred stock, in each case, at a price of $5.68 per share. In August 2001, we acquired all of the issued and outstanding capital stock of Clinsoft Corporation, a leading provider of clinical data management and safety solutions, in exchange for 3,891,684 shares of Series D convertible preferred stock. In December 2001 and January 2002, we issued and sold an aggregate of 1,230,770 shares of Series D convertible preferred stock at a price of $6.50 per share. The Series A convertible preferred stock, the Series B convertible preferred stock, the Series C convertible preferred stock and the Series D convertible preferred stock convert into common stock based upon conversion ratios summarized in the notes to our consolidated financial statements.

   The following table summarizes, on a common stock equivalents basis, the participation by our five percent stockholders and stockholders associated with some of our directors in these private placements.

	Total Common	Aggregate
Purchaser(1)	Stock Equivalents	Consideration Paid	Investment Participation

Stockholders Associated with Directors
Atlas Venture(2)	4,619,418	$11,773,680	Series A, B, C and D
North Bridge Venture Partners(3)	4,592,648	$13,380,060	Series A, B, C and D
DLJ Capital group(4)	2,914,438	$10,560,850	Series B, C and D
Schroder Ventures group(5)	1,655,564	$9,443,749	Series C and D
5% Stockholders
Thomas Weisel group(6)	2,721,320	$15,523,088	Series C and D
ABS Capital(7)	1,743,861	$11,335,097	Series D and acquisition of Clinsoft Corporation

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.

(2)	Atlas Venture includes Atlas Venture Fund III, L.P., Atlas Ventures Entrepreneurs’ Fund III, L.P., Atlas Venture Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V. and Atlas Venture Entrepreneurs’ Fund V, L.P. Consideration paid to us by Atlas Venture group for our convertible preferred stock in 1997, 1998, 1999, 2000 and 2001 were $1,875,000, $2,870,281, $3,000,000, $3,140,466 and $887,933, respectively. Axel Bichara, who is one of our directors, is a Vice President of Atlas Venture Associates III, Inc., the general partner of Atlas Venture Associates III, L.P., which is the general partner of Atlas Venture Fund III, L.P. and Atlas Venture Entrepreneurs’ Fund III, L.P.; Mr. Bichara is also a Vice President of Atlas Venture Associates V, Inc., the general partner of Atlas Venture Associates V, L.P., which is the general partner of Atlas Venture Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V. and Atlas Venture Entrepreneurs’ Fund V, L.P.

(3)	North Bridge Venture Partners includes North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. The convertible preferred stock originally purchased by North Bridge Venture Partners II, L.P. and North Bridge Venture Partners III, L.P. was transferred to North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. North Bridge Venture Management V, L.P. is the General Partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. Consideration paid to us by North Bridge Ventures for our convertible preferred stock in 1997, 1998, 1999, 2000 and 2001 were $1,875,000, $2,000,000, $5,500,001, $3,122,268 and $882,791, respectively. Richard D’Amore, who is one of our directors, is a General Partner of North Bridge Venture Management V, L.P., which is the General Partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P.

(4)	The DLJ Capital group includes DLJ Capital Corporation, DLJ ESC II, L.P., Sprout Capital VIII, L.P., Sprout Venture Capital, L.P. and The Sprout CEO Fund, L.P. Consideration paid to us by DLJ Capital group for our convertible preferred stock in 1997, 1998, 1999, 2000 and 2001 were $0, $3,000,001, $5,000,002, $2,000,638 and $560,209, respectively. Ronald Hunt, who is one of our directors, is a director of DLJ Capital Corporation, which is the General Partner of Sprout Venture Capital, L.P. and The Sprout CEO Fund L.P., the Managing General Partner of Sprout Capital VIII, L.P and an affiliate of DLJ ESCII, L.P.

(5)	Schroder Ventures group includes Schroder Ventures International Life Sciences Fund II LP1, Schroder Ventures International Life Sciences Fund II LP2, Schroder Ventures International Life Sciences Fund II LP3, Schroder Ventures International Life Sciences Fund II Strategic Partners L.P., Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme and Schroder Ventures Investments Limited. Consideration paid to us by Schroder Ventures group for our convertible preferred stock in 1997, 1998, 1999, 2000 and 2001 were $0, $0, $8,000,002, $1,125,520 and $318,227, respectively. Eugene Hill, who is one of our directors, is a member of Schroder Ventures Life Sciences Advisers, Inc., which has an Investment Advisory Agreement with Schroder Ventures Managers Inc., which is the General Partner of Schroder Ventures International Life Sciences Fund II LP1, Schroder Ventures International Life Sciences Fund II LP2, Schroder Ventures International Life Sciences Fund II LP3 and Schroder Ventures International Life Sciences Fund II Strategic Partners L.P. Schroder Ventures Life Sciences Advisers, Inc. has an indirect advisory relationship with Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme and Schroder Ventures Investments Limited.

(6)	The Thomas Weisel group includes Thomas Weisel Capital Partners, L.P., Thomas Weisel Capital Partners Employee Fund, L.P., TWP CEO Founders’ Circle (QP), L.P., TWP CEO Founders’ Circle (AI), L.P., TWP 2000 Co-Investment Fund, L.P., Thomas Weisel Capital Partners (Dutch), L.P. and Thomas Weisel Capital Partners (Dutch II), L.P. Consideration paid to us by the Thomas Weisel group for our convertible preferred stock in 1997, 1998, 1999, 2000 and 2001 were $0, $0, $0, $15,000,000 and $523,088, respectively.

(7)	ABS Capital includes ABS Capital Partners, L.P. and ABS Capital Partners II, L.P. Consideration paid to us by ABS Capital for our convertible preferred stock in 1997, 1998, 1999, 2000 and 2001 were $0, $0, $0, $0 and $11,335,097, respectively.

   In connection with the above transactions, we entered into agreements with all of the investors participating therein providing for registration rights with respect to the shares sold in these transactions. The most recent such agreement restates the registration rights of the above investors and the other parties thereto. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights.” In addition, in connection with the above transaction, we also entered into agreements with all of the investors participating therein providing the company and the non-founder investors with certain rights of first refusal and co-sale rights in the event the founders seek to sell their shares of our common stock.

Transactions with our Executive Officers and Directors

   In December 2001, we entered into a registration rights agreement with our founders, including Paul Bleicher, our Chairman of the Board and Chief Strategy Officer, pursuant to which we granted our founders registration rights with respect to shares of our common stock held by them. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights.”

   In November 2001, John Schickling, our Senior Vice President and Chief Financial Officer, executed two promissory notes in our favor in an aggregate principal amount of $194,350 and $318,934, respectively, representing a portion of the payment of the exercise price of Mr. Schickling’s options pursuant to which he acquired restricted common stock in November 2001. Each of these notes bears interest at a rate of 6.5% per annum. Concurrently, we entered into corresponding pledge agreements with Mr. Schickling, pursuant to which we were granted a security interest in the 65,000 and 106,667 shares of restricted common stock that Mr. Schickling purchased pursuant to the stock option exercises. Mr. Schickling repaid both of these promissory notes in full in March 2004.

   In August 2002 and January 2001, we provided offer letters to Robert K. Weiler, our President and Chief Executive Officer, and John J. Schickling, our Senior Vice President and Chief Financial Officer, respectively, which provide for certain salary, bonus, stock option, severance and, in the case of Mr. Weiler, change in control compensation. The surviving provisions of these agreements were terminated upon the execution of executive agreements by Messrs. Weiler and Schickling.

   In December 2002, Phase Forward Europe Limited, our subsidiary, entered into an employment agreement (effective April 2002), with Stephen J. Powell, our Vice President and General Manager of International Operations, which provides generally for 12 months’ notice or payment in lieu of notice to Mr. Powell in the event of a termination in his employment without cause or upon a change in control.

   In July 1999, Phase Forward Europe Limited, our subsidiary, entered into an employment agreement (effective August 1999), with Martin Young, our Vice President of Services for North America, which provides generally for six months’ prior notice to Mr. Young in the event of a termination in his employment without cause.

   In addition, each of our executive officers and key employees, other than Stephen Powell, has signed an executive agreement which provides certain severance benefits if they are terminated under specific circumstances. For more information regarding these agreements, see “Management — Employment, Severance and Change in Control Arrangements.”

   From time to time, our executive officers enter into a form of stock restriction agreement upon the exercise of their option grants.

   In January 2001, we entered into indemnification agreements with Mr. Bichara, Dr. Bleicher, Mr. D’Amore, Mr. Hill, Mr. Hunt and Mr. Hutt; in November 2002, we entered into an indemnification agreement with Mr. Weiler; and in October 2003, we entered into indemnification agreements with

Mr. Caine, Dr. Cash, Mr. Porter, Mr. Schickling and Mr. Buchler providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. For more information regarding these agreements, see “Management — Limitation of Liability and Indemnification of Officers and Directors.”

Transactions with our Five Percent Beneficial Owners

   Affiliates of Thomas Weisel Partners LLC beneficially own in excess of five percent of our common stock outstanding as of December 31, 2003. Thomas Weisel Partners LLC is acting as an underwriter of this offering. For further information regarding Thomas Weisel Partners LLC’s interest as underwriter in this offering, please refer to “Underwriting.”

Dividend

   In June 2004, we declared a special cash dividend on each share of our series B, C and D preferred stock equal to five percent of the original purchase price of those shares. The aggregate amount of this special cash dividend is approximately $4.7 million and it is payable on September 15, 2004 to our series B, C and D preferred stockholders of record as of June 15, 2004. For information regarding the five percent stockholders and stockholders associated with some of our directors that are entitled to receive this special cash dividend, see “— Private Placements of Securities” above.

Stock Option Awards

   In January 2003, we granted options to purchase 5,000 shares of common stock to Mr. Hutt and options to purchase 25,000 shares of common stock to Mr. Powell, each at an exercise price of $3.00 per share. In March 2003, we granted options to purchase 125,000 shares of common stock to Ms. Roy at an exercise price of $3.00 per share. In May 2003, we granted options to purchase 225,000 shares of common stock to Mr. Rosenberg at an exercise price of $3.00 per share. In October 2003, we granted options to purchase 100,000 shares of common stock to Mr. Caine, options to purchase 100,000 shares of common stock to Dr. Cash and options to purchase 62,000 shares of common stock to Mr. Hutt, each at an exercise price of $3.00 per share. In January 2004, we granted options to purchase 70,000 shares of common stock to Mr. Becker at an exercise price of $3.00 per share. Also in January 2004, we granted options, at an exercise price of $4.50 per share, to purchase 125,000 shares of common stock to Dr. Bleicher that vest, in full, upon the earlier of seven years and, in part, upon the attainment of specified milestones, including an initial public offering. In March 2004, we granted options, at an exercise price of $6.00 per share, to purchase 35,000 shares of common stock to Mr. Young. Also in March 2004, we granted options, at an exercise price of $6.00 per share, to purchase 35,000 shares of common stock to Mr. Schickling, that vest, in full, upon the earlier of seven years and, in part, upon the attainment of specified milestones, including an initial public offering. In April 2004, we granted options to purchase 17,055 shares of common stock to Mr. Owings at an exercise price of $6.00 per share.

   For information regarding stock options and stock awards granted to our named executive officers and directors, see “Management — Director Compensation” and “Management — Executive Compensation.”

PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2004 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding assumes the conversion of all of the outstanding redeemable convertible preferred stock and includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after March 31, 2004. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after March 31, 2004 are included for that person or group but not the stock options or warrants of any other person or group.

   Percentage of beneficial ownership is based on 26,456,936 shares of common stock outstanding as of March 31, 2004, assuming the conversion of all of the outstanding redeemable convertible preferred stock, and 34,786,936 shares of common stock outstanding after completion of this offering.

   Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o Phase Forward Incorporated, 880 Winter Street, Waltham, MA 02451.

		Percentage of
		Common Stock
		Outstanding

		Before	After
Name and Address of Beneficial Owner	Shares Held	Offering	Offering

Atlas Venture(1)	4,619,418	17.46%	13.28%
890 Winter Street
Waltham, MA 02451
North Bridge Venture Partners(2)	4,592,648	17.36%	13.20%
950 Winter Street, Suite 4600
Waltham, MA 02451
DLJ Capital group(3)	2,914,438	11.02%	8.38%
Eleven Madison Avenue
New York, NY 10010
Thomas Weisel group(4)	2,721,320	10.29%	7.82%
390 Park Avenue
17th Floor
New York, NY 10022
ABS Capital(5)	1,743,861	6.59%	5.07%
400 E. Pratt Street
Baltimore, MD 21202
Schroder Ventures group(6)	1,655,564	6.26%	4.76%
22 Church Street
Hamilton HM11
Bermuda

		Percentage of
		Common Stock
		Outstanding

		Before	After
Name and Address of Beneficial Owner	Shares Held	Offering	Offering

Axel Bichara(1)	4,619,418	17.46%	13.28%
Richard A. D’Amore(2)	4,592,648	17.36%	13.20%
Ronald Hunt(3)	2,914,438	11.02%	8.38%
Eugene D. Hill, III(6)	1,655,564	6.26%	4.76%
Robert K. Weiler(7)	459,372	1.71%	1.30%
Paul A. Bleicher, M.D., Ph.D(8)	973,088	3.67%	2.79%
John J. Schickling(9)	262,742	*	*
Stephen J. Powell(10)	98,217	*	*
John F. Hamilton(11)	103,124	*	*
Martin Young(12)	29,958	*	*
Franklyn A. Caine(13)	12,500	*	*
James I. Cash, Jr.(14)	12,500	*	*
Peter Barton Hutt(15)	39,666	*	*
All executive officers and directors as a group(16)	15,966,053	60.35%	45.90%

*	less than 1%

(1)	Consists of 4,052,274 shares held by Atlas Venture Fund III, L.P., 88,107 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P., 6,303 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P., 378,662 shares held by Atlas Venture Fund V, L.P., 47,036 shares held by Atlas Venture Parallel Fund V-A, C.V. and 47,036 shares held by Atlas Venture Parallel Fund V-B, C.V. Mr. Bichara is a Vice President of Atlas Venture Associates III, Inc., the general partner of Atlas Venture Associates III, L.P., which is the general partner of Atlas Venture Fund III, L.P. and Atlas Venture Entrepreneurs’ Fund III, L.P.; Mr. Bichara is also a Vice President of Atlas Venture Associates V, Inc., the general partner of Atlas Venture Associates V, L.P., which is the general partner of Atlas Venture Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V. and Atlas Venture Entrepreneurs’ Fund V, L.P. and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Bichara disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(2)	Consists of 3,080,721 shares held by North Bridge Venture Partners V-A, L.P. and 1,511,927 shares held by North Bridge Venture Partners V-B, L.P. The convertible preferred stock originally purchased by North Bridge Venture Partners II, L.P. and North Bridge Venture Partners III, L.P. was transferred to North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. Mr. D’Amore is a General Partner of North Bridge Venture Management V, L.P., which is the General Partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. D’Amore disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(3)	Consists of 2,471,432 shares held by Sprout Capital VIII, L.P., 148,286 shares held by Sprout Venture Capital, L.P., 11,233 shares held by The Sprout CEO Fund, L.P., 38,762 shares held by DLJ Capital Corp, and 244,725 shares held by DLJ ESC II, L.P. Mr. Hunt is a Director of DLJ Capital Corporation which is the General Partner of Sprout Venture Capital, L.P. and Sprout CEO Fund L.P., the Managing General Partner of Sprout Capital VIII, L.P. and an affiliate of DLJ ESCII, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Hunt disclaims beneficial ownership of such shares.

(4)	Consists of 2,308,580 shares held by Thomas Weisel Capital Partners, L.P., 21,725 shares held by Thomas Weisel Capital Partners Employee Fund, L.P., 194,869 shares held by TWP CEO Founders Circle (QP), L.P., 53,337 shares held by TWP CEO Founders Circle (AI), L.P., 34,791 shares held by TWP 2000 Co-Investment Fund, L.P., 54,009 shares held by Thomas Weisel Capital Partners (Dutch), L.P. and 54,009 held by Thomas Weisel Capital Partners (Dutch II) L.P. Tailwind Capital Partners LLC and certain of its affiliates share voting and investment power with respect to these shares. Tailwind Capital Partners LLC is the general partner of each the Thomas Weisel-affiliated limited partnerships that hold shares of our capital stock. Tailwind Capital Management LLC is the managing member of Tailwind Capital Partners LLC. Tailwind Capital Management is managed by a board of managers comprised of Thomas Weisel, David Baylor, Douglas Karp, Mark Manson, Andrew Sessions and Lawrence Sorrel. Each of the foregoing natural persons disclaims beneficial ownership of the shares of our capital stock held by the Thomas Weisel group.

(5)	Consists of 871,931 shares held by ABS Capital Partners, L.P. and 871,930 shares held by ABS Capital Partners II, L.P. ABS Partners, L.P., the General Partner of ABS Capital Partners, L.P. has voting and investment power over the shares held by ABS Capital Partners, L.P. ABS Partners II, L.L.C., the General Partner of ABS Capital Partners II, L.P. has voting and investment power over the shares held by ABS Capital Partners II, L.P. Donald B. Hebb, Jr. and Timothy T. Weglicki are the General Partners of ABB Partners, L.P. and are the Managing Members of ABS Partners, L.L.C. who exercise sole or joint voting control of the shares.

(6)	Consists of 970,010 shares held by Schroder Ventures International Life Sciences Fund II LP1, 413,123 shares held by Schroder Ventures International Life Sciences Fund II LP2, 110,095 shares held by Schroder Ventures International Life Sciences Fund II LP3, 14,965 shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P., 27,896 shares held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme, and 119,475 shares held by Schroder Venture Investments Limited. Mr. Hill is a General Partner of Schroder Life Sciences Advisors, Ltd., which has an Investment Advisory Agreement with Schroder Ventures L.J., Ltd., the General Partner of Schroder Ventures International Life Sciences Fund II LP1, Schroder Ventures International Life Sciences Fund II LP2, Schroder Ventures International Life Sciences Fund II LP3, Schroder Ventures International Life Sciences Fund Strategic Partners L.P., Schroder Ventures International Life Sciences Fund II Group Co-Investment Sublease and Schroder Ventures Investment Limited and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Hill disclaims beneficial ownership of such shares.

(7)	Represents 459,372 shares issuable to Mr. Weiler upon exercise of stock options.

(8)	Includes 65,833 shares issuable to Dr. Bleicher upon exercise of stock options. Also includes 60,000 shares held by the Paul A. Bleicher 1999 Irrevocable Trust. Dr. Bleicher disclaims beneficial ownership of these shares.

(9)	Includes 91,075 shares issuable to Mr. Schickling upon exercise of stock options. Also includes an aggregate of 12,500 shares held by Mr. Schickling’s family members. Mr. Schickling disclaims beneficial ownership of these shares.

(10)	Represents 98,217 shares issuable to Mr. Powell upon exercise of stock options.

(11)	Represents 103,124 shares issuable to Mr. Hamilton upon exercise of stock options.

(12)	Includes 8,291 shares issuable to Mr. Young upon exercise of stock options.

(13)	Represents 12,500 shares issuable to Mr. Caine upon exercise of stock options.

(14)	Represents 12,500 shares issuable to Dr. Cash upon exercise of stock options.

(15)	Represents 39,666 shares issuable to Mr. Hutt upon exercise of stock options.

(16)	Includes an aggregate of 1,083,396 shares issuable upon exercise of stock options held by 18 executive officers and directors.

DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock and certain provisions of our restated certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will become effective upon the completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering. For further description of our currently outstanding shares of preferred stock (all of which will automatically convert upon the completion of this offering), see Note 11 of the Notes to Consolidated Financial Statements. Upon completion of this offering, there will not be any shares of any currently outstanding series of preferred stock authorized.

   Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

   As of March 31, 2004, there were 26,456,936 shares of our common stock outstanding and held of record by approximately 220 stockholders, assuming conversion of all outstanding shares of preferred stock.

   Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws.

Preferred Stock

   Upon the completion of this offering, our board of directors will be authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

   As of March 31, 2004, one warrant to purchase a total of 34,330 shares of our series C convertible preferred stock was outstanding with an exercise price of $5.68 per share. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Upon completion of this offering, the warrant will become exercisable for 34,330 shares of our common stock. The shares resulting from the exercise of the warrant are not entitled to the special cash dividend to be paid on our series B, C and D preferred stock on September 15, 2004.

Registration Rights

   After this offering certain holders of our common stock will be entitled, pursuant to the terms of a rights agreement, to certain rights with respect to the registration of their shares under the Securities Act as follows:

•	Demand Registration Rights. At any time beginning six months following our initial public offering the holders of the 22,841,157 shares of common stock issuable upon the conversion of the shares of preferred stock are entitled to certain demand registration rights, upon the request of holders of two-thirds of such stock, pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. In addition, the holders of shares of common stock issuable upon the conversion of the 9,187,640 shares of our Series C convertible preferred stock are entitled to separate, similar demand registration rights, upon the request of holders of a majority of such stock. We are required to use our best efforts to effect any such registration. We are not required to effect more than three of these demand registrations.

•	Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of approximately 25,093,840 shares of common stock are entitled to notice of such registration and are entitled to include shares of their common stock therein.

•	S-3 Registration Rights. The holders of approximately 25,093,840 shares of common stock are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration. We are not required to effect more than two of these Form S-3 demand registrations in any twelve-month period.

   All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities, including this offering. These registration rights terminate upon the fifth anniversary of the closing of this offering.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

   In addition, some provisions of our restated certificate of incorporation and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

   Stockholder Action; Special Meeting of Stockholders. The restated certificate of incorporation provides that stockholders may not take action by written consent. Action may be taken only at a duly called annual or special meeting of stockholders. The certificate of incorporation further provides that special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors, a majority of our directors or two-thirds of the independent directors, and in no event may the stockholders call or force us to call a special meeting. Thus, without approval by the board of directors, president, chief executive officer or chairman, stockholders may take no action between meetings.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. The restated bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days before or 60 days after the anniversary date of the preceding year’s annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was first made. Certain informational requirements must also be satisfied in order for the Company to be required to include the proposal in the Company’s proxy materials. The restated bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

   Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Super-Majority Voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, require a greater percentage. We have provisions in our certificate of incorporation and bylaws which require an affirmative vote of stockholders holding at least 75% of our outstanding shares of common stock to amend, revise or repeal anti-takeover provisions.

Limitation of Liability and Indemnification Matters

   Our restated certificate of incorporation provides that, to the extent permitted by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct or knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws.

   Our restated certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

   We have entered into indemnification agreements with our directors and certain of our officers containing provisions that are, in some respects, broader than the specific indemnification provisions contained in Delaware law. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Transfer Agent and Registrar

   Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has not been any public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

   Upon the completion of this offering, we will have an aggregate of 34,786,936 shares of common stock outstanding based on the number of shares outstanding as of March 31, 2004, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these outstanding shares, all the 8,330,000 shares sold in this offering will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below. The remaining 26,456,936 shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, including Rule 144(k) or Rule 701, promulgated under the Securities Act of 1933, which rules are summarized below. Giving effect to the lock-up agreements described below and the provisions of Rule 144, including Rule 144(k), and Rule 701, the shares available for sale in the public market will be as follows:

•	246,970 shares will be eligible for immediate sale in the public market on the date of this prospectus;

•	264,315 shares will be eligible for sale 90 days after the date of the prospectus;

•	24,439,368 shares will be eligible for sale 180 days after the effective date of the offer, subject in some cases to certain volume limitations and subject to extension in specific instances referred to in “Shares Eligible for Future Sale — Lock-Up Agreements;” and

•	1,506,283 shares will be eligible for sale between 181 and 365 days after completion of this offering.

Lock-Up Agreements

   Our directors, officers and certain stockholders, holding an aggregate of 24,534,298 shares of our common stock (on an as-converted basis) as of June 7, 2004, have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days from the date of this prospectus.

   We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus and the shares of our common stock that are issued under our stock option or employee stock purchase plans.

   The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 18 days of the 180-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release.

Rule 144

   Under Rule 144 as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for at least one year is generally entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock, approximately 347,869 shares immediately after this offering, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

   Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

   As of March 31, 2004, 1,498,802 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Stock Options

   We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans within 180 days after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

Registration Rights

   Following this offering, holders of 22,841,157 shares of outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares in any future registration of our securities. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, Piper Jaffray & Co. and Raymond James & Associates, Inc., has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.

Total	8,330,000

   The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

   The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

   Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2004.

Over-Allotment Option

   We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 1,249,500 additional shares of our common stock from us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

   Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development and the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

   We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $           per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $           per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

   The following table summarizes the compensation to be paid to the underwriters by us and the proceeds to us before estimated expenses payable by us of $2,000,000:

Total

		With	Without
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

Indemnification of Underwriters

   We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

   Holders of approximately 92.7% of the outstanding shares of our common stock (on an as-converted basis) as of June 7, 2004, including all of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

   We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus and the shares of our common stock that are issued under our stock option or employee stock purchase plans.

   The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 18 days of the 180-day restricted period, we issue an earnings release relating to us or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 19-day period beginning on the issuance of the earnings release.

Nasdaq National Market Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “PFWD.”

Discretionary Accounts

   The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

   Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

   Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

   The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

   Thomas Weisel Partners LLC and the Qualified Independent Underwriter

   This offering is being conducted pursuant to the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD, which provides that when a NASD member firm participates in the offering of equity securities of a company of which the member is an affiliate or with which the member has a conflict of interest, the initial public offering price can be no higher than that recommended by a “qualified independent underwriter.”

   Thomas Weisel Partners LLC may be deemed to be an affiliate of ours or to have a conflict of interest with us pursuant to Rules 2720(b)(1) and 2720(b)(7) of the Conduct Rules of the NASD because entities affiliated with Thomas Weisel Partners (the Thomas Weisel group) beneficially owned more than 10% of our common stock, and more than 10% of our preferred equity, in each instance, as determined under the Conduct Rules of the NASD, as of March 15, 2004. In addition, the Thomas Weisel group is party to a voting agreement with us and a number of our stockholders. That agreement affords the Thomas Weisel group a right to designate a member of our board of directors and further obligates our investors who are parties to that agreement to vote the shares of our capital stock held by them, or over which they have voting control, in favor of the election of the person designated by the Thomas Weisel group to our board of directors. The number of shares of our capital stock which are subject to that agreement represent a sufficient number of shares to effect the election of the person designated by the Thomas Weisel group to our board of directors. The Thomas Weisel group is not currently exercising its right to designate a member of our board of directors. Pursuant to the terms of that agreement, the Thomas Weisel group’s right to designate a member of our board of directors and the corresponding voting agreement automatically terminate upon the closing of this offering.

   Piper Jaffray & Co. is serving as the qualified independent underwriter in this offering and will recommend a price in compliance with the requirements of Rule 2720(c)(3)(A) of the Conduct Rules of the NASD.

   Piper Jaffray & Co. is assuming the responsibilities of acting as a qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price for our shares of common stock to be sold in this offering will be no higher than the price recommended by Piper Jaffray & Co. We have agreed to indemnify Piper Jaffray & Co. in its capacity as qualified independent underwriter against various liabilities, including liabilities under the Securities Act, or to contribute to payments Piper Jaffray & Co. may be required to make in respect of those liabilities.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

   The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

   This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

   In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

   YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

   For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, or a partnership or entity taxable as a partnership, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

   We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

   Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

   Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

   If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

   You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

   We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code of 1986.

   If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

   Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

   Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

   Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

   Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Attorneys at Skadden, Arps, Slate, Meagher & Flom LLP beneficially own a less than one percent interest in a limited partnership that owns shares of our common stock. The attorneys at Skadden, Arps, Slate, Meagher & Flom LLP do not have the power to vote or dispose of shares of our common stock.

EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2003, as set forth in their report. We’ve included those financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

   Our financial statements as of December 31, 2001, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing in giving these reports. We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited the consolidated financial statements for the year ended December 31, 2001 and including its audit report in this prospectus. Under these circumstances, Rule 437(a) under the Securities Act permits this registration statement to be filed without the consent of Arthur Andersen LLP. This lack of consent may limit your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the Securities Exchange Commission’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding us and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

   As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy all or any portion of the registration statement or any other information that we file at the Securities Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities Exchange Commission. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the Securities Exchange Commission’s website www.sec.gov.

Phase Forward Incorporated and Subsidiaries

Consolidated Financial Statements

Report of Independent Auditors

To the Stockholders and Board of Directors

Phase Forward Incorporated and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Phase Forward Incorporated (a Delaware corporation) and Subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss, and cash flows for the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Phase Forward Incorporated for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated March 25, 2002 expressed an unqualified opinion on those statements before the reclassifications described in Note 16.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phase Forward Incorporated and Subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

   As discussed above, the consolidated financial statements of Phase Forward Incorporated for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 16, these financial statements have been revised for certain reclassifications and disclosures to conform to the presentation of the 2002 and 2003 consolidated financial statements. We audited the reclassifications and disclosures described in Note 16 that were applied to the 2001 consolidated financial statements. Our procedures included (a) agreeing the adjusted amounts of out-of-pocket costs, amortization expense, advertising expense, license and service revenues, deferred set up costs, prepaid commissions and royalties, redeemable preferred stock and preferred stock warrant, income tax information, stock based compensation information, and geographic revenue information to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of such amounts and the calculation of 2001 net loss per share applicable to common stockholders. In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 12, 2004

   THIS IS A COPY OF AN AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF PHASE FORWARD INCORPORATED AND SUBSIDIARIES AS OF DECEMBER 31, 2000 AND 2001 AND EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE FILING OF THIS REGISTRATION STATEMENT.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of

Phase Forward Incorporated and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of Phase Forward Incorporated (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the three years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phase Forward Incorporated and Subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period then ended in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 25, 2002

Phase Forward Incorporated and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share amounts)

	As of December 31,		As of	As of
			March 31,	March 31,
	2002	2003	2004	2004

				Pro Forma
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,960	$19,046	$22,430	$22,430
Restricted cash, current portion	811	—	311	311
Accounts receivable, net of allowance of $212, $425 and $414 in 2002, 2003 and 2004 (unaudited), respectively	15,012	22,947	16,980	16,980
Deferred set up costs, current portion	1,239	1,115	1,008	1,008
Prepaid commissions and royalties, current portion	1,954	2,192	2,826	2,826
Prepaid expenses and other current assets	1,484	1,434	2,229	2,229

Total current assets	38,460	46,734	45,784	45,784

Property and equipment, net	8,193	5,299	5,205	5,205
Restricted cash, net of current portion	311	1,611	1,300	1,300
Deferred set up costs, net of current portion	559	697	835	835
Prepaid commissions and royalties, net of current portion	786	2,527	2,650	2,650
Intangible assets, net of amortization of $3,000, $4,000 and $4,000 in 2002, 2003 and 2004 (unaudited), respectively	1,000	—	—	—
Goodwill	23,900	23,780	23,333	23,333
Other assets	367	196	372	372

Total assets	$73,576	$80,844	$79,479	$79,479

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Lines of credit	$2,275	$2,500	$2,500	$2,500
Current portion of notes payable	3,067	2,218	2,646	2,646
Accounts payable	922	947	867	867
Accrued expenses	8,014	10,973	8,606	8,606
Restructuring accrual	—	1,989	1,892	1,892
Deferred revenue, current portion	16,210	33,050	30,563	30,563

Total current liabilities	30,488	51,677	47,074	47,074

Notes payable, net of current portion	2,238	1,970	2,422	2,422
Restructuring accrual, net of current portion	—	497	—	—
Deferred revenue, net of current portion	12,398	4,738	6,381	6,381
Deferred rent	351	288	624	624

Total liabilities	45,475	59,170	56,501	56,501

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock at redemption value (Note 11)	116,279	123,951	125,869	—
Redeemable convertible preferred stock warrant (Note 11)	169	169	169	—
Stockholders’ (deficit) equity:
Common stock, $0.01 par value:
Authorized — 32,557 shares in 2002 and 32,804 shares in 2003 and 2004, respectively Issued — 3,247, 3,602, 3,653 and 26,494 shares in 2002, 2003, and 2004 (unaudited) and 2004 pro forma (unaudited), respectively	33	36	37	265
Additional paid-in capital	—	—	—	125,810
Subscription receivable	(627)	(627)	(113)	(113)
Deferred stock-based compensation	—	(2,333)	(3,324)	(3,324)
Treasury stock, 37 shares at cost in 2003 and 2004 (unaudited)	—	(111)	(111)	(111)
Accumulated other comprehensive income (loss)	102	(500)	(581)	(581)
Accumulated deficit	(87,855)	(98,911)	(98,968)	(98,968)

Total stockholders’ (deficit) equity	(88,347)	(102,446)	(103,060)	22,978

Total liabilities and stockholders’ (deficit) equity	$73,576	$80,844	$79,479	$79,479

See accompanying notes.

Phase Forward Incorporated and Subsidiaries

Consolidated Statements of Operations

(in thousands, except per share amounts)

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues:
License	$9,134	$15,746	$21,377	$4,766	$6,166
Service	26,690	44,826	40,648	10,181	10,796

Total revenues	35,824	60,572	62,025	14,947	16,962
Costs of revenues:
License	912	2,157	2,300	648	422
Service(1)	26,851	30,870	28,466	7,350	6,781

Total cost of revenues	27,763	33,027	30,766	7,998	7,203
Gross margin:
License	8,222	13,589	19,077	4,118	5,744
Service	(161)	13,956	12,182	2,831	4,015

Total gross margin	8,061	27,545	31,259	6,949	9,759

Operating expenses:
Sales and marketing(1)	11,235	13,581	12,709	3,173	3,305
Research and development(1)	8,338	10,654	10,569	2,583	2,936
General and administrative(1)	7,461	10,447	10,138	2,618	2,643
Restructuring charge	—	—	4,503	—	—

Total operating expenses	27,034	34,682	37,919	8,374	8,884

Income (loss) from operations	(18,973)	(7,137)	(6,660)	(1,425)	875
Other income (expense):
Interest income	568	307	111	28	105
Interest expense	(558)	(418)	(364)	(92)	(82)
Other income (expense)	(185)	729	721	(163)	(16)

Total other income (expense)	(175)	618	468	(227)	7

Income (loss) before provision for income taxes	(19,148)	(6,519)	(6,192)	(1,652)	882
Provision for income taxes	—	435	434	103	499

Net income (loss)	(19,148)	(6,954)	(6,626)	(1,755)	383
Accretion of preferred stock	5,573	8,068	7,672	1,918	1,918

Net loss applicable to common stockholders	$(24,721)	$(15,022)	$(14,298)	$(3,673)	$(1,535)

Net loss per share applicable to common stockholders — basic and diluted	$(10.36)	$(5.05)	$(4.23)	$(1.11)	$(0.43)

Weighted average number of common shares used in net loss per share calculations — basic and diluted	2,386	2,975	3,383	3,315	3,550
(1) Amounts include stock based expenses, as follows:
Costs of service revenues	$—	$—	$264	$—	$26
Sales and marketing	69	103	124	6	39
Research and development	—	—	184	—	96
General and administrative	—	—	155	—	285

Total stock based expenses	$69	$103	$727	$6	$446

See accompanying notes.

Phase Forward Incorporated and Subsidiaries

Consolidated Statements of Stockholders’ (Deficit) Equity and Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Common Stock
			Additional		Deferred
	Number of	$0.01 Par	Paid-in	Subscription	Stock-Based
	Shares	Value	Capital	Receivable	Compensation

Balance at December 31, 2000	2,799	$28	$546	$—	$(186)
Foreign currency translation adjustment	—	—	—	—	—
Issuance of stock options to nonemployees	—	—	25	—	—
Exercise of common stock options	557	6	1,286	(1,167)	—
Deferred stock-based compensation	—	—	98	—	(98)
Amortization of deferred stock-based compensation	—	—	—	—	44
Accretion of preferred stock to redemption value	—	—	—	—	—
Net loss	—	—	—	—	—

Total comprehensive loss
Balance at December 31, 2001	3,356	34	1,955	(1,167)	(240)
Foreign currency translation adjustment	—	—	—	—	—
Payment of subscription receivable	—	—	—	44	—
Exercise of common stock options	164	2	76	—	—
Reduction of deferred stock-based compensation	—	—	(137)	—	137
Amortization of deferred stock-based compensation	—	—	—	—	103
Repurchase of restricted stock	(273)	(3)	(493)	496	—
Accretion of preferred stock to redemption value	—	—	(1,401)	—	—
Net loss	—	—	—	—	—

Total comprehensive loss
Balance at December 31, 2002	3,247	33	—	(627)	—
Foreign currency translation adjustment	—	—	—	—	—
Exercise of common stock options	355	3	182	—	—
Purchase of common stock	—	—	—	—	—
Deferred stock-based compensation	—	—	3,060	—	(3,060)
Amortization of deferred stock based compensation	—	—	—	—	727
Accretion of preferred stock to redemption value	—	—	(3,242)	—	—
Net loss	—	—	—	—	—

Total comprehensive loss
Balance at December 31, 2003	3,602	36	—	(627)	(2,333)

Foreign currency translation adjustment (unaudited)	—	—	—	—	—
Payment of subscription receivable (unaudited)	—	—	—	514	—
Exercise of stock options (unaudited)	51	1	41	—	—
Deferred stock-based compensation (unaudited)	—	—	1,437	—	(1,437)
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	446
Accretion of preferred stock to redemption value (unaudited)	—	—	(1,478)	—	—
Net income (unaudited)	—	—	—	—	—

Balance at March 31, 2004 (unaudited)	3,653	37	—	(113)	(3,324)
Total comprehensive income (unaudited)
Conversion of redeemable convertible preferred stock into common stock (unaudited)	22,841	228	125,641	—	—
Conversion of preferred stock warrant into common stock warrant (unaudited)	—	—	169	—	—

Pro Forma, March 31, 2004 (unaudited)	26,494	$265	$125,810	$(113)	$(3,324)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated		Total
		Other		Stockholders’
	Treasury	Comprehensive	Accumulated	(Deficit)	Comprehensive
	Stock	income (loss)	Deficit	Equity	Loss

Balance at December 31, 2000	$—	$(76)	$(49,513)	$(49,201)
Foreign currency translation adjustment	—	(250)	—	(250)	$(250)
Issuance of stock options to nonemployees	—	—	—	25	—
Exercise of common stock options	—	—	—	125	—
Deferred stock-based compensation	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	44	—
Accretion of preferred stock to redemption value	—	—	(5,573)	(5,573)	—
Net loss	—	—	(19,148)	(19,148)	(19,148)

Total comprehensive loss					$(19,398)

Balance at December 31, 2001	—	(326)	(74,234)	(73,978)
Foreign currency translation adjustment		428	—	428	$428
Payment of subscription receivable	—	—	—	44	—
Exercise of common stock options	—	—	—	78	—
Reduction of deferred stock-based compensation	—	—	—	—	—
Amortization of deferred stock-based compensation		—	—	103	—
Repurchase of restricted stock	—	—	—	—	—
Accretion of preferred stock to redemption value	—	—	(6,667)	(8,068)	—
Net loss	—	—	(6,954)	(6,954)	(6,954)

Total comprehensive loss					$(6,526)

Balance at December 31, 2002	—	102	(87,855)	(88,347)
Foreign currency translation adjustment		(602)	—	(602)	$(602)
Exercise of common stock options	—	—	—	185	—
Purchase of common stock	(111)	—	—	(111)	—
Deferred stock-based compensation	—	—	—	—	—
Amortization of deferred stock based compensation	—	—	—	727	—
Accretion of preferred stock to redemption value	—	—	(4,430)	(7,672)	—
Net loss	—	—	(6,626)	(6,626)	(6,626)

Total comprehensive loss					$(7,228)

Balance at December 31, 2003	(111)	(500)	(98,911)	(102,446)

Foreign currency translation adjustment (unaudited)	—	(81)	—	(81)	$(81)
Payment of subscription receivable (unaudited)	—	—	—	514	—
Exercise of stock options (unaudited)	—	—	—	42	—
Deferred stock-based compensation (unaudited)	—	—	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	446	—
Accretion of preferred stock to redemption value (unaudited)	—	—	(440)	(1,918)	—
Net income (unaudited)	—		383	383	383

Balance at March 31, 2004 (unaudited)	(111)	(581)	(98,968)	(103,060)
Total comprehensive income (unaudited)					$302

Conversion of redeemable convertible preferred stock into common stock (unaudited)	—	—	—	125,869
Conversion of preferred stock warrant into common stock warrant (unaudited)	—	—	—	169

Pro Forma, March 31, 2004 (unaudited)	$(111)	$(581)	$(98,968)	$22,978

See accompanying notes.

Phase Forward Incorporated and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Operating activities
Net income (loss)	$(19,148)	$(6,954)	$(6,626)	$(1,755)	$383
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,024	6,002	4,856	1,509	767
Stock-based compensation	69	103	727	6	446
Asset impairment due to restructuring	–	–	2,015	–	–
Loss on disposal of fixed assets	–	–	184	–	–
Amortization of loan issuance costs	95	–	–	–	–
Foreign currency exchange (gain) loss	–	(803)	(906)	163	16
Provision for allowance for doubtful accounts	–	215	213	–	–
Non cash income tax expense	–	–	120	–	447
Changes in assets and liabilities:
Accounts receivable	(3,750)	(2,461)	(8,580)	788	5,912
Deferred costs	(1,006)	1,863	(288)	(234)	(789)
Prepaid expenses and other current assets	(252)	(716)	(726)	(29)	(788)
Accounts payable	(1,165)	(2,990)	(362)	(322)	(86)
Accrued expenses	(1,377)	(1,182)	5,251	(414)	(3,045)
Deferred revenue	15,896	(3,117)	9,245	320	(885)
Deferred rent	12	281	(63)	158	335

Net cash provided by (used in) operating activities	(5,602)	(9,759)	5,060	190	2,713

Investing activities
Purchase of property and equipment	(2,956)	(3,544)	(4,095)	(568)	(671)
Cash acquired from acquisition of Clinsoft Corporation, net of cash paid (Note 3)	6,923	–	–	–	–
Decrease (increase) in restricted cash, net	311	313	(489)	213	–
Decrease (increase) in other assets	98	(897)	120	175	(176)

Net cash provided by (used in) investing activities	4,376	(4,128)	(4,464)	(180)	(847)

Financing activities
Proceeds from issuance of notes payable and borrowings under lines of credit	2,525	4,110	2,570	681	1,484
Payments on lines of credit and notes payable	(2,527)	(3,075)	(3,460)	(957)	(605)
Net proceeds from issuance of preferred stock	6,000	1,970	–	–	–
Repurchase of restricted common stock	–	(496)	(111)	(66)	–
Proceeds from issuance of common stock	125	78	185	64	42
Proceeds from repayment of subscriptions receivable	–	540	–	–	514

Net cash provided by (used in) financing activities	6,123	3,127	(816)	(278)	1,435

Effect of exchange rate changes on cash and cash equivalents	(250)	1,120	1,306	6	83

Net increase (decrease) in cash and cash equivalents	4,647	(9,640)	1,086	(262)	3,384
Cash and cash equivalents at beginning of year	22,953	27,600	17,960	17,960	19,046

Cash and cash equivalents at end of period	$27,600	$17,960	$19,046	$17,698	$22,430

Supplemental disclosure of cash flow information
Cash paid for interest	$375	$368	$234	$92	$82

Cash paid for income taxes	$–	$145	$106	$52	$54

Non-cash financing activities
Accretion of Series B, C, and D redeemable convertible preferred stock to redemption value	$5,573	$8,068	$7,672	$1,918	$1,918

Supplemental disclosure of cash flow related to acquisition (Note 3)
Fair value of tangible assets acquired, net of cash	$(8,404)	$(151)	$–	$–	$–
Intangibles acquired	(28,417)	517	–	–	–
Liabilities assumed	18,448	(366)	–	–	–
Issuance of Series D redeemable convertible preferred stock	25,296	–	–	–	–

Cash acquired in connection with acquisition, net of cash paid of $358	$6,923	$–	$–	$–	$–

See accompanying notes.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods)
(in thousands, except share and per share amounts)

1.     Organization and Operations

Organization

   Phase Forward Incorporated (the Company) is a leading provider of integrated enterprise-level electronic data capture, data management and adverse event reporting software solutions for use in the clinical trial component of our customers’ global research and development initiatives. The Company offers software products, services and hosted solutions to pharmaceutical, biotechnology and medical device companies, as well as academic institutions, clinical research organizations and other entities engaged in clinical trials. On August 14, 2001, the Company acquired Clinsoft Corporation (Clinsoft) for a total purchase price of approximately $44.1 million including assumed obligations (see Note 3). Clinsoft developed, marketed and supported data management software products and provided services primarily to companies in the pharmaceutical industry.

   The Company has operations in the United States, United Kingdom, France, Germany, Japan and Australia.

2.     Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

   The accompanying interim consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and 2004, and the consolidated statement of stockholders’ deficit and comprehensive loss for the three months ended March 31, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring accruals necessary for the fair presentation of the Company’s financial position, results of operations and its cash flows for the three months ended March 31, 2003 and 2004. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Unaudited Pro Forma Stockholders’ Equity

   If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 22,841,157 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 2004. In addition, an outstanding warrant to purchase 34,330 shares of Series C Preferred Stock will convert into a warrant to purchase 34,330 shares of common stock. Unaudited pro forma stockholders’ equity is adjusted for the assumed conversion of the convertible preferred stock and warrant, as set forth in the consolidated 2003 pro forma balance sheet.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Setup Costs

   The Company derives revenues from software licenses and services. License revenue is derived principally from the sale of multi-year software term licenses of the Company’s InForm, Clintrial and Clintrace software products. Service revenue is derived from the Company’s delivery of the hosted solution of its InForm software product, consulting services and customer support, including training.

   The components of revenue are as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
License	$9,134	$15,746	$21,377	$4,766	$6,166
Application Hosting Services	18,068	22,003	20,217	5,203	5,913
Consulting Services	1,402	4,932	6,107	1,173	1,564
Customer Support	7,220	17,891	14,324	3,805	3,319

Total	$35,824	$60,572	$62,025	$14,947	$16,962

   The Company recognizes software license revenue in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended, issued by the American Institute of Certified Public Accountants, while revenues resulting from application hosting services are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 00-03 Application of AICPA Statement of Position 97-2 to Arrangements that include the Right to Use Software Stored on Another Entity’s Hardware and Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) Nos. 101 and No. 104, Revenue Recognition. On August 1, 2003, we adopted EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This adoption did not have, and is not expected to have, a material impact on the Company’s financial position or results of operations.

   Customers generally have the ability to terminate application hosting, consulting and training service agreements upon 30 days notice to the Company. Multiple element arrangements, including license and services agreements, and certain application hosting services can generally be terminated by either party for material breach of obligations generally not corrected within 30 days after notice of the breach.

   The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

   The Company generally enters into software term licenses with its customers for three to five year periods. These arrangements typically include multiple elements: a software license, consulting services and customer support. The Company bills its customers in accordance with the terms of the underlying contract. Generally, the Company bills the annual license fee for the first year of a multi-year contract in

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

advance and bills the license fees for the subsequent years on the anniversary date. The Company’s payment terms are generally net 30 days.

   The Company’s software license revenue is earned from the sale of off-the-shelf software requiring no significant modification or customization subsequent to delivery to the customer. Consulting services, which can also be performed by third-party consultants, are deemed to be non-essential to the functionality of the software and typically are for trial configuration, implementation planning, loading of software, building simple interfaces and running test data and documentation of procedures.

   The Company generally bundles customer support with the software license for the entire term of the license. As a result, the Company generally recognizes revenues for all elements, including consulting services, ratably over the term of the software license and support arrangement. The Company allocates the revenue recognized for these arrangements to the different elements based on management’s estimate of the relative fair value of each element. For its term-based licenses, the Company allocates to consulting services the anticipated service effort and value throughout the term of the arrangement at an amount that would have been allocated had those services been sold separately to the customer. The remaining value is allocated to license and support services, with 10% of this amount allocated to support services. The Company has allocated the estimated fair value to its multiple element arrangements to provide meaningful disclosures about each of its revenue streams. The costs associated with the consulting and customer support services are expensed as incurred. There are instances in which we sell software licenses based on usage levels. These software licenses can be based on estimated usage, in which case the license fee charged to the customer is fixed based on this estimate. When the fee is fixed, the revenue is recognized ratably over the contractual term of the arrangement. If the fee is based on actual usage, and therefore variable, the revenue is recognized in the period of use. Revenues from certain follow-on consulting services, which are sold separately to customers with existing software licenses and are not considered part of a multiple element arrangement, are recognized as the services are performed.

   In addition to making our software products available to customers through licenses, the Company offers its InForm electronic data capture software product through a fully-hosted, turnkey deployment. Revenues resulting from application hosting services consist of three stages for each clinical trial. The first stage includes trial and application setup, including design of electronic case report forms and edit checks, implementation of the system and server configuration. The second stage consists of application hosting and related support services. The third stage, database lock, consists of services required to close out, or lock, the database for the clinical trial. Services provided for the first and third stages are provided on a fixed fee based upon the complexity of the trial and system requirements. Services for the second stage are charged separately as a fixed monthly fee. The Company recognizes revenue from application-hosting and related services over the hosting period. Fees charged and costs incurred for the trial system design, set up and implementation are deferred and capitalized as applicable, until the start of the hosting period. These revenues and costs are recognized and amortized, as applicable, ratably over the estimated hosting period. The capitalized costs include incremental direct costs with third parties and certain internal direct costs of the trial and application setup, as defined under Statement of Financial Accounting Standards (SFAS) No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases. These costs include salary and benefits associated with direct labor costs incurred during trial setup, as well as third-party subcontract fees and other contract labor costs. Work performed outside the original scope of work is contracted for separately as an additional fee and is generally recognized over the remaining term of the hosting period.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   In the event that an application hosting customer cancels a clinical trial and its related statement of work, all deferred revenue is recognized and all deferred set up costs are expensed and certain termination related fees may be charged.

   The Company capitalized $4,840, $1,705, $1,729, $261 and $527 of deferred set up costs and amortized $4,544, $2,858, $1,716, $456 and $496 during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively. The amortization of deferred set up costs is a component of cost of services.

   The Company continues to sell the Clintrial and Clintrace software products to certain existing customers as perpetual software licenses with the option to purchase customer support. The Company does not sell perpetual licenses to new customers. The Company has established vendor specific objective evidence of fair value for the customer support in these arrangements. Accordingly, the license revenue is recognized upon delivery of the software and when all other revenue recognition criteria are met. The customer support is recognized ratably over the term of the underlying support arrangement. The Company continues to generate customer support and maintenance revenue from its perpetual license customer base. Training revenue is recognized as earned.

   Deferred revenue represents amounts billed or cash received in advance of revenue recognition.

   Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. To date, the Company has not experienced any material losses on uncompleted application hosting contracts.

   In November 2001, the EITF of the Financial Accounting Standards Board (FASB) issued EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF Issue No. 01-14 requires reimbursable out-of-pocket expenses incurred to be characterized as revenue in the income statement. The Company included $353, $878, $1,306, $249 and $297 of out of pocket expenses in service revenue and cost of service revenue in the year ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

Internal Use Software and Website Development Costs

   The Company follows the guidance of EITF Issue No. 00-2, Accounting for Web Site Development Costs which sets forth the accounting for website development costs based on the website development activity. The Company follows the guidance set forth in Statement of Position (SOP) 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, in accounting for the development of its on demand use systems. SOP 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software’s estimated useful life of three years. The Company has not incurred any such costs to date.

Computer Software Development Costs and Research and Development Expenses

   The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, the Company has

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short, and consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period incurred.

Prepaid Sales Commissions and Royalties

   For arrangements where revenue is recognized over the relevant contract period, the Company capitalizes related commissions paid to sales people and royalties paid to third parties, and recognizes these expenses over the period that the related revenue is recognized. Commission payments are nonrefundable unless amounts due from a customer are determined to be uncollectible or if the customer subsequently changes or terminates the level of service, in which case commissions paid are recoverable by the Company. The Company’s royalty obligation is based upon the license and customer support revenues earned for certain products in an arrangement. The Company has the right to recover the royalties in the event the arrangement is cancelled. The Company capitalized $2,360, $2,326, $3,967, $843 and $760 of commissions and amortized to sales and marketing expense $1,610, $1,676, $1,652, $353 and $568 during the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively. The Company capitalized $1,497, $1,689, $1,674, $342 and $1,150 of royalties and amortized to cost of revenues $965, $1,713, $2,016, $403 and $585 during the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively.

Warranties and Indemnification

   The Company’s hosting service is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and substantially in accordance with the Company’s online help documentation under normal use and circumstances. The Company’s arrangements also include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights.

   The Company has entered into service level agreements with its hosted application customers warranting certain levels of uptime reliability and permitting those customers to receive credits against monthly hosting fees or terminate their agreements in the event that the Company fails to meet those levels.

   To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Net Loss Per Share

   Basic net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted average common shares outstanding during the period. Weighted average shares outstanding exclude unvested restricted common stock. The Company’s potentially dilutive shares, which include outstanding common stock options, redeemable convertible preferred stock and warrants also have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   The calculation of basic and diluted net loss per share is as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net loss applicable to common stockholders	$(24,721)	$(15,022)	$(14,298)	$(3,673)	$(1,535)
Computation of basic and diluted net loss per share:
Weighted average shares outstanding	2,931,780	3,215,714	3,451,410	3,398,836	3,591,048
Less weighted average unvested restricted common shares outstanding	(545,682)	(240,224)	(67,951)	(84,045)	(41,128)

Shares used in computing net loss per share	2,386,098	2,975,490	3,383,459	3,314,791	3,549,920

Net loss per share applicable to common stockholders — basic and diluted	$(10.36)	$(5.05)	$(4.23)	$(1.11)	$(0.43)

   The following common share equivalents and unvested restricted shares have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2001, 2002, 2003, and March 31, 2003 and 2004 respectively, as they would be anti-dilutive.

	As of December 31,			As of March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Redeemable convertible preferred stock	22,533,464	22,841,157	22,841,157	22,841,157	22,841,157
Options outstanding	3,726,511	4,254,780	4,296,891	4,109,705	4,588,751
Unvested restricted shares	543,673	89,410	46,493	78,681	35,764
Warrant	34,330	34,330	34,330	34,330	34,330

Foreign Currency Translation

   The financial statements of the Company’s foreign subsidiaries are translated in accordance with No. 52, Foreign Currency Translation. The reporting currency for the Company is the U.S. dollar (dollar). The functional currency of the Company’s subsidiaries in the United Kingdom, France, Germany, Japan and Australia are the local currencies of those countries. Accordingly, the assets and liabilities are translated into U.S. dollars using the exchange rate in effect at each balance sheet date. Revenue and expense accounts are generally translated using an average rate of exchange during the period. Foreign currency translation adjustments are accumulated as a component of other comprehensive loss as a separate component of stockholders’ deficit. Gains and losses arising from

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

transactions denominated in foreign currencies are primarily related to intercompany accounts that have been determined to be temporary in nature and cash and accounts receivable denominated in non–functional currencies. The Company has recorded foreign currency gains (losses) of approximately $33, $803, $929, $(163) and $(16) for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively, and such gains are included in other income (expense) in the accompanying consolidated statements of operations.

Cash and Cash Equivalents and Restricted Cash

   The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, which approximates market value, and are classified as held-to-maturity. The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2002 and 2003 and March 31, 2004, respectively, cash equivalents primarily consist of money market funds that were readily convertible to cash.

   At December 31, 2002 and 2003 and March 31, 2004, the Company has approximately $1,122, $1,611 and $1,611 of restricted cash, respectively, held in certificates of deposit as collateral for letters of credit related to facility leases. These restrictions reduce to $1,300 in 2005, $500 in 2006 and expire in February 2009, in connection with a lease expiration.

   Cash and cash equivalents as of December 31, 2002 and 2003 and March 31, 2004 were as follows:

	December 31, 2002

	Contracted	Amortized	Fair Market
Description	Maturity	Cost	Value

Cash and cash equivalents		$10,566	$10,566
Money market funds	0-3 months	7,394	7,394

Total		$17,960	$17,960

	December 31, 2003

	Contracted	Amortized	Fair Market
Description	Maturity	Cost	Value

Cash and cash equivalents		$14,927	$14,927
Money market funds	0-3 months	4,119	4,119

Total		$19,046	$19,046

	March 31, 2004

	Contracted	Amortized	Fair Market
Description	Maturity	Cost	Value

	(unaudited)
Cash and cash equivalents		$13,354	$13,354
Money market funds	0-3 Months	9,076	9,076

		$22,430	$22,430

   The Company has had no realized gains or losses to date on the sale of money market funds.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

Depreciation and Amortization

   Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets as follows:

Estimated
Asset Classification	Useful Life

Office and computer equipment	3-5 years
Purchased computer software	3-5 years
Furniture and fixtures	5 years
Leasehold improvements	Life of lease

   Intangible assets, which consist of customer contracts and developed technology, are amortized over 8 and 24 months, respectively.

Impairment of Long-Lived Assets

   In accordance with SFAS No. 144, Accounting for the Impairment Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. The Company believes that, as of each of the balance sheet dates presented, none of the Company’s long-lived assets were impaired.

Concentration of Credit Risk

   The Company has no significant off-balance-sheet risk or credit risk concentrations except as described below. Financial instruments that subject the Company to potential credit risks are principally cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with accredited financial institutions. Concentrated credit risk with respect to accounts receivable is limited to large, creditworthy customers. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any specific industry or geographic area. Due to these factors, no additional credit risk, beyond amounts provided for collection losses, is believed by management to be probable in the Company’s accounts receivable.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   The following table summarizes the number of customers who individually comprise greater than 10% of total revenue and/or total accounts receivable and their aggregate percentage of the Company’s total revenue and gross accounts receivable.

	Revenue		Accounts Receivable

	Number	Percent of	Number	Percent of Total
	of	Total	of	Accounts
	Customers	Revenue	Customers	Receivable

Year ended December 31:
2001	—	—	2	34%
2002	—	—	1	14%
2003	1	10%*	1	18%*
Three Months ended March 31, 2003 (unaudited)	—	—	1	22%
Three Months ended March 31, 2004 (unaudited)	1	13 *	2	23%*

*	Includes a customer that is the holder of record of approximately one percent of the Company’s outstanding common stock (assuming the automatic conversion of our preferred stock upon consummation of the offering contemplated by this prospectus).

   The Company serves all of its hosting customers from third-party web hosting facilities located in Virginia. The Company does not control the operation of these facilities, and they are vulnerable to damage or interruption. The Company maintains redundant systems that can be used to provide service in the event the third-party web hosting facilities becomes unavailable, although in such circumstances, the Company’s service may be interrupted during the transition.

   The following table summarizes activity in the Company’s allowance for doubtful accounts.

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Beginning of period	$194	$103	$212	$212	$425
Bad debt expense	—	215	220	—	—
Write-offs	(91)	(106)	(7)	—	(11)

End of period	$103	$212	$425	$212	$414

Financial Instruments

   Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, lines of credit and notes payable. The estimated fair values of these financial instruments approximate their carrying values.

Comprehensive Income

   SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements. Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss solely consists of

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

foreign currency translation adjustments and is disclosed in the accompanying consolidated statements of stockholders’ deficit and comprehensive loss.

Stock-Based Compensation

   In January 2003, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, which provides alternative methods of transition for a voluntary change to a fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has determined that it will continue to account for options granted under its stock-based compensation plans for employees (see Note 12) under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and has elected the disclosure-only alternative under SFAS No. 123 and the enhanced disclosures as required by SFAS No. 148. Under APB Opinion No. 25, when the exercise price of options granted under these plans equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is required.

   The following tables illustrate the assumptions used and the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The Company has computed the pro forma disclosures required under SFAS No. 123 for all employee stock options granted using the Black-Scholes option pricing model prescribed by SFAS No. 123.

   The assumptions used and weighted average information are as follows:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Average risk-free interest rate	4.95%	4.14%	3.58%	3.30%	3.58%
Expected dividend yield	—	—	—	—	—
Expected life	7 years	7 years	7 years	7 years	7 years
Expected volatility	—	—	—	—	—
Weighted average fair value at grant date	$0.88	$0.75	$3.79	$1.21	$6.03

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   Had compensation costs been determined consistent with SFAS No. 123, the Company’s net loss would have been the following pro forma amounts:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net loss applicable to common stockholders, as reported	$(24,721)	$(15,022)	$(14,298)	$(3,673)	$(1,535)
Add: Stock-based compensation expense included in reported net income (loss)	69	103	727	6	446
Less: Total stock-based employee compensation expense determined under fair-value-based method for all awards	1,962	1,217	2,491	336	598

Pro forma net loss	$(26,614)	$(16,136)	$(16,062)	$(4,003)	$(1,687)

Pro forma net loss per share applicable to common stockholders	$(11.15)	$(5.42)	$(4.75)	$(1.21)	$(0.48)

Income Taxes

   The Company accounts for income taxes under the asset and liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. The Company records a valuation allowance against deferred tax assets when it is probable that such asset will not be realized.

Advertising Expenses

   Advertising is expensed as incurred. Advertising expense was $441, $407, $180, $109 and $21 for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

Recently Issued Accounting Pronouncements

   In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 were revised in December 2003 to be effective for private companies financial statements periods commencing after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for the Company on January 1, 2003. SFAS No. 146 creates a model whereby liability is recognized at fair value in the period incurred rather than at the date of commitment to a

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

plan. The Company relocated its corporate headquarters in December 2003 and as a result incurred a restructuring charge related to its remaining lease obligations under a facility lease and the related write-off of abandoned leasehold improvements and fixed assets. (See Note 7)

   In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Statement is effective for the Company as of July 1, 2003 for all financial instruments created or modified after June 30. For instruments created or modified prior to June 30, 2003, the statement is effective as of January 1, 2005. The adoption of this statement did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

3.     Acquisition of Clinsoft Corporation

   On August 14, 2001, the Company acquired all of the outstanding capital stock of Clinsoft Corporation. The acquisition of the Clinsoft business was accounted for as a purchase under SFAS No. 141, Business Combinations. Accordingly, the results of Clinsoft have been included in the accompanying consolidated financial statements since the date of acquisition.

   The components of the consideration paid are as follows:

Issuance of 3,891,684 shares of Series D Preferred Stock at a value of $6.50 per share	$25,296
Acquisition costs	358

25,654
Exit costs	4,608
Assumed liabilities	13,840

Total purchase price to be allocated to acquired assets	$44,102

   The value assigned to the shares of preferred stock issued in the purchase of Clinsoft was determined based on the per share price of contemporaneous sales of Series D Preferred Stock to third parties.

   In connection with the acquisition of Clinsoft, the Company’s management approved and initiated plans to restructure its operations in order to eliminate redundant facilities and headcount, reduce costs and better align operating expenses with existing economic conditions. These exit costs are accounted for in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. (See Note 6).

   The Company acquired Clinsoft a developer, marketer, and provider of clinical data management and adverse event reporting products and services in 2001. The acquired technology provided the Company with the ability to offer and develop an integrated solution. The Company paid a premium for Clinsoft to become a leading provider of integrated enterprise-level data capture, data management and adverse reporting solutions, to obtain a valuable workforce, particularly research and development and sales and marketing personnel and to acquire net operating losses which can be used to offset future tax payments.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   Based on valuation prepared by a third-party appraisal firm using assumptions provided by management, the total purchase price has been allocated to the acquired assets as follows:

Cash and cash equivalents	$7,282
Accounts receivable	5,226
Other current assets	1,439
Property and equipment	1,037
Other intangible assets	4,000
Goodwill	24,417
Other assets	701

Total assets	$44,102

   The following table presents selected unaudited financial information of the Company and the Clinsoft business as if the acquisition had occurred on January 1, 2001. The unaudited pro forma results are not necessarily indicative of the results that would have occurred had the acquisition been consummated on January 1, 2001 or future results.

Year Ended
December 31, 2001

(unaudited)
Pro forma revenue	$53,804
Pro forma loss from operations	(22,406)
Pro forma net loss applicable to common stockholders	(28,862)
Pro forma net loss per share	(4.60)

4.     Goodwill and Intangible Assets

   Intangible assets are as follows:

	As of December 31,

	2002	2003

Developed technology	$3,200	$3,200
Customer contracts	800	800
Accumulated amortization	(3,000)	(4,000)

Total intangible assets	$1,000	$—

   Customer contracts are existing contracts that relate to underlying customer relationships pertaining to the services provided by Clinsoft. The developed technology relates to certain technology incorporated in the Clintrace and Clintrial products. The Company amortized the developed technology and customer contracts on a straight line basis over 24 and 8 months, respectively.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   Amortization expense for the fiscal years ended December 31, 2001, 2002 and 2003, is as follows:

	2001	2002	2003

Developed technology	$600	$1,600	$1,000
Customer contracts	450	350	—

Total amortization expense	$1,050	$1,950	$1,000

   Amortization of developed technology is included in cost of license revenue and amortization of customer contracts is included in sales and marketing expenses in the accompanying statements of operations. The intangible assets were fully amortized as of December 31, 2003.

   A rollforward of the net carrying amount of goodwill is as follows:

	Year Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2004

			(unaudited)
Balance at beginning of period	$24,417	$23,900	$23,780
Revision to acquired lease obligation	(366)	—	—
Increase in fair value of acquired receivables	(151)	—	—
Utilization of acquired net operating losses	—	(120)	(447)

Balance at end of period	$23,900	$23,780	$23,333

   The utilization of acquired net losses reflects a reduction in cash payments to local taxing authorities for income taxes that are not reflected as a benefit in the income tax provision for financial statement purposes.

   The goodwill resulting from the acquisition is reviewed for impairment on an annual basis in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company performed its annual impairment test as of October 1, 2002 and 2003 and determined that no impairment of goodwill or intangible assets existed.

5.     Property and Equipment

   Property and equipment consists of the following:

	As of December 31,		As of March 31,

	2002	2003	2004

			(unaudited)
Office and computer equipment	$11,281	$14,240	$14,681
Purchased computer software	2,825	2,843	3,129
Furniture and fixtures	1,376	515	516
Leasehold improvements	3,224	553	557

	18,706	18,151	18,883
Less accumulated depreciation and amortization	10,513	12,852	13,678

	$8,193	$5,299	$5,205

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   Depreciation expense for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was approximately $3,861, $4,052, $3,856, $1,109 and $767, respectively. In connection with the relocation of the Company’s corporate headquarters in December 2003, the Company wrote off $2,017 which consisted of abandoned leasehold improvements and fixed assets from the previous facility.

6.	Accrued Expenses

   Accrued expenses consist of the following:

	As of December 31,		As of March 31,

	2002	2003	2004

			(unaudited)
Accrued payroll and related benefits	$2,944	$4,682	$3,663
Accrued other expenses	3,469	4,694	3,417
Accrued Royalties	1,149	1,597	1,526
Exit Costs	452	—	—

	$8,014	$10,973	$8,606

   As part of the Clinsoft acquisition, the Company undertook a plan to exit certain activities of Clinsoft. The cost associated with the exit plan was included in the purchase price and was composed of $1,895 of severance related to reductions in employee headcount and $2,713 of remaining lease obligations related to abandoned facilities. The reductions in employee headcount totaled 85 employees.

   The following is a summary of the activity related to severance and other costs to exit certain facilities.

	Employee
	and
	Related	Facilities	Total

Exit costs incurred in connection with Clinsoft acquisition	$1,895	$2,713	$4,608
Payments made in 2001	(1,792)	(635)	(2,427)

Balance as of December 31, 2001	103	2,078	2,181
Payments made in 2002	(103)	(1,281)	(1,384)
Change in estimated sublease income, net of sublease costs	—	(345)	(345)

Balance as of December 31, 2002	—	452	452
Payments made in 2003	—	(452)	(452)

Balance as of December 31, 2003	$—	$—	$—

7.	Restructuring Charge

   The Company recorded a $4,503 restructuring charge for the year ended December 31, 2003 that related to the relocation of the Company’s corporate headquarters in December 2003. $2,486 of this charge represents the loss on a facilities lease and $2,017 related to the abandonment of the related fixed assets and leasehold improvements. The facility lease loss represents 15 months of rent remaining under an existing lease and related operating expenses. The Company does not anticipate any sublease income over the remaining term of the lease agreement.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   The components of the restructuring charges are as follows:

Lease
Loss

Provision for lease loss	$2,486
Payments made during the year ended December 31, 2003	—

Balance as of December 31, 2003	$2,486

Payments made during the three months ended March 31, 2004 (unaudited)	$(594)

Balance as of March 31, 2004 (unaudited)	$1,892

   The December 31, 2003 balance included $497 which was classified as a long term liability. The Company anticipates that the lease loss will be settled by March 2005.

8.	Income Taxes

   Income (loss) before provision for income taxes consists of the following:

	Year Ended December 31,

	2001	2002	2003

Domestic	$(17,320)	$(7,109)	$(6,537)
Foreign	(1,828)	590	345

Total	$(19,148)	$(6,519)	$(6,192)

   The provision for income taxes consists of the following:

	Year Ended December 31,

	2001	2002	2003

Current provision:
Federal	$—	$—	$—
State	—	25	35
Foreign	—	410	399

Total	$—	$435	$434

Deferred provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total	$—	$—	$—

Total provision	$—	$435	$434

   The foreign tax provision includes withholding taxes. In 2003, the Company recorded a reduction to goodwill for the tax benefit associated with the utilization of certain acquired net operating losses. The provision for income taxes in 2004 represents income tax expense that cannot be offset through the use of acquired net operating losses for financial statement purposes. The oldest net operating losses must be utilized first. As a result, the net operating losses in the Clinsoft acquisition will be used first.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

The utilization of the net operating losses will reduce the amount of income tax payable to local tax authorities. This cash benefit will be reflected as a reduction to goodwill. In addition the effective tax rate exceeds the statutory tax rate due to the current non-deductibility of the stock-based compensation expense.

   A reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,

	2001	2002	2003

Federal statutory rate	(34)%	(34)%	(34)%
Increase in tax resulting from:
State tax	—	(3)	(4)
Decrease in tax resulting from:
Foreign rate differential	—	4	5
Utilization of net operating loss carryforwards
Increase in valuation allowance	34	40	40

Effective tax rate	—	7%	7%

   The approximate effect of each type of temporary difference and carryforward as of December 31, 2002 and 2003 is as follows:

	As of December 31,

	2002	2003

Net operating loss carryforwards	$35,151	$37,142
Nondeductible reserves and other	3,278	4,548
Research and development credits	3,828	4,028
Acquired intangibles (Note 3)	(380)	—
Valuation allowance	(41,877)	(45,718)

	$—	$—

   Due to the Company’s history of operating losses, there is significant uncertainty surrounding the Company’s ability to utilize its net operating loss and tax credit carryforwards. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2002 and 2003. The Company recorded as part of purchase accounting in the Clinsoft acquisition a deferred tax liability for the difference between the book and tax basis of separately identified intangible assets.

   At December 31, 2003, the Company had net operating loss carryforwards of approximately $82,630, which may be used to offset future U.S. federal taxable income, if any, and $4,028 of federal research and development tax credit carryforwards. In addition, the Company has $6,859 of net operating losses relating to its non-U.S. jurisdictions. Of these amounts, approximately $29,032 and $2,741 of net operating loss carryforwards and tax credit carryforwards, respectively, relate to amounts acquired as part of the Clinsoft acquisition (see Note 3). These tax carryforwards may reduce the Company’s future cash payments to the taxing authorities. The cash benefits of the acquired carryforwards will be reflected as an adjustment through goodwill and not a tax benefit in the Company’s consolidated statement of operations. The carryforwards expire through 2022 and are subject to review and possible

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

adjustment by the taxing authorities. The Internal Revenue Code contains provisions that may limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of certain changes in the ownership interests of significant stockholders.

9.     Debt

Lines of Credit

   Between April 2000 and March 2004, the Company entered into several equipment lines of credit with a bank. All advances under these equipment lines of credit are payable in 30 to 36 equal monthly installments of principal, plus accrued interest, in each month following the date of the equipment advance. The interest that accrues under these notes ranges from prime rate (4.0% at December 31, 2003) to prime rate plus 1.0%. As of December 31, 2003 and March 31, 2004, there was a total of $4,188 and $5,068, respectively, outstanding under all of the Company’s equipment lines of credit. At December 31, 2003 and March 31, 2004, respectively, there was $2,155 and $4,500, respectively, available under the equipment lines of credit.

   In 2003, the Company renewed its $2,500 working capital line of credit with a bank which expired March 31, 2004. Interest accrued at prime rate plus 0.25%. Effective March 31, 2004, the Company renewed its working capital line of credit with a bank under which it can borrow up to $5,000. Interest accrues at prime rate. All advances made under the working capital line shall be immediately due and payable on March 31, 2006. As of December 31, 2002 and 2003 and March 31, 2004, $2,275, $2,500 and $2,500 was outstanding under the working capital line of credit.

   Borrowings under these agreements are secured by substantially all assets of the Company, excluding intellectual property. The Company has entered into a negative pledge agreement that, subject to certain exceptions, generally prohibits the Company from pledging its intellectual property to others. Under the terms of the agreement, the Company is required to comply with certain financial covenants, including attainment of minimum revenues, minimum earnings and financial ratios. At December 31, 2003, the Company was in violation of the financial covenant related to minimum revenue levels in the fourth quarter of 2003 and received a waiver from the bank. The bank waived the Company’s covenant violation for only the fourth quarter of 2003. At March 31, 2004, the Company was in compliance with all financial covenants, as amended.

   At December 31, 2003, the future principal payments under these obligations are as follows:

Amount

Year
2004	$4,718
2005	1,582
2006	388

$6,688

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

10.     Commitments and Contingencies

Commitments

   The Company conducts its operations in facilities under noncancelable operating leases expiring through February 2009. Under the terms of the leases, including the lease of the former corporate headquarters, the Company is required to make the following payments:

Amount

Year
2004	$2,694
2005	2,699
2006	2,622
2007	2,252
2008	2,047
Thereafter	346

$12,660

   Certain of the Company’s leases have escalating rent payments. The Company records rent expense on a straight line basis over the term of the lease. Rent expense for the periods ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was approximately $1,978, $3,221, $3,163, $749, and $700, respectively.

Contingencies

   From time to time and in the ordinary course of business, the Company may be subject to various claims, charges and litigation. At December 31, 2003, the Company did not have any pending claims, charges or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

11.     Redeemable Convertible Preferred Stock

   As of December 31, 2002 and 2003 and March 31, 2004, redeemable convertible preferred stock was comprised of the following:

					Carrying Value

							As of
		Price		Shares	As of December 31,		March 31,
	Date of	Per	Shares	Issued and
	Issuance	Share	Authorized	Outstanding	2002	2003	2004

							(unaudited)
Series A, $0.01 par value; liquidation preference of $1.00 per share	November 1997	$1.00	4,000,000	4,000,000	$4,000	$4,000	$4,000
Series B, $0.01 par value; liquidation preference of $1.88 per share	November 1998 March 1999	1.88	4,531,063	4,531,063	11,315	11,995	12,165
Series C, $0.01 par value; liquidation preference of $5.68 per share	November 1999 August 2000	5.68	9,221,970	9,187,640	64,434	68,903	70,020
Series D, $0.01 par value; liquidation preference of $6.50 per share	August 2001 December 2001 January 2002	6.50	5,130,770	5,122,454	36,530	39,053	39,684

			22,883,803	22,841,157	$116,279	$123,951	$125,869

   In December 2001, the Company issued 923,077 shares of Series D at $6.50 per share for cash proceeds of $6,000, of which 307,693 shares were issued to a customer at $6.50 per share for proceeds of $2,000. The Company recognized revenues from this customer of $3,339 and $5,286 and $6,490 during the years ended December 31, 2001, 2002 and 2003, respectively. As part of the same financing, during January 2002, the Company issued an additional 307,693 shares of Series D to an investor who is also a vendor at $6.50 per share for cash proceeds of $2,000.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   The following is a summary of the redeemable convertible preferred stock activity:

	Redeemable Convertible		Redeemable
	Preferred Stock		Convertible
			Preferred
	Number of	Carrying	Stock
	Shares	Value	Warrant

Balance at December 31, 2000	17,718,703	$69,372	$169
Issuance of Series D Preferred Stock in connection with acquisition of Clinsoft Corporation (Note 3)	3,891,684	25,296	–
Sale of Series D Preferred Stock at $6.50 per share	923,077	6,000	–
Accretion of Series B, C and D Preferred Stock	—	5,573	–

Balance at December 31, 2001	22,533,464	106,241	169
Sale of Series D Preferred Stock at $6.50 per share, net of issuance of $30	307,693	1,970	—
Accretion of Series B, C and D Preferred Stock	—	8,068	—

Balance at December 31, 2002	22,841,157	116,279	169
Accretion of Series B, C and D Preferred Stock	—	7,672	—

Balance at December 31, 2003	22,841,157	123,951	169
Accretion of Series B, C, and D Preferred Stock	—	1,918	—

Balance at March 31, 2004 (unaudited)	22,841,157	$125,869	$169

   The rights and privileges of the Series A, Series B, Series C and Series D Preferred Stock, as amended, are as follows:

Preferred			Annual
Stock	Voting	Conversion	Dividends	Liquidation	Redemption

Series A	One vote per share*	1 for 1	N/A	$1.00	$1.00
Series B	One vote per share*	1 for 1	$0.17	$1.88	$2.78
Series C	One vote per share*	1 for 1	$0.52	$5.68	$7.93
Series D	One vote per share*	1 for 1	$0.59	$6.50	$8.06

*	Based on common equivalent shares

Voting

   Each share of preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted.

Conversion

   Each share of Series A, Series B, Series C and Series D Preferred Stock is convertible at any time into one share of common stock, subject to adjustment. Conversion is automatic upon the closing of a public offering of the Company’s common stock at a price per share of at least $9.50 if such offering is completed on or before October 31, 2004, or $11.36 if such offering is completed thereafter (adjusted in each case for any stock dividend or stock distribution) and aggregate gross proceeds of not less than $20,000. In the event of mandatory conversion by the preferred stockholders, whereby the preferred stockholders are to receive value of less than $6.00, $9.40, $9.50 (or $11.36 if completed after

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

October 31, 2004) and $9.50 (or $11.36 if completed after October 31, 2004) per share of Series A, Series B, Series C and Series D Preferred Stock, respectively, the Company will be obligated to make a payment to the preferred stockholders so they receive a value equal to the liquidation preference.

Dividends

   Dividends on preferred stock are paid out of available earnings, as defined, if and when declared by the Board of Directors. Such dividends are not cumulative. No dividends were declared by the Board of Directors during any of the periods presented. Series B, Series C and Series D together have preference over any other dividends declared. Series A has preference over common stock dividends.

Liquidation

   In the event of liquidation, the holders of the Series A, Series B, Series C and Series D Preferred Stock are entitled to receive a liquidation preference plus any declared but unpaid dividends. Holders of Series A and Series B Preferred Stock have equal liquidation preferences. Series C and Series D stockholders have preference over all other classes of stock. After payment of preferential amounts, the Series A, Series B, Series C and Series D stockholders are entitled to participate in liquidation distributions with the holders of common stock on a pro rata basis.

Redemption

   At any time after June 30, 2006, the Series A, Series B, Series C and Series D stockholders shall have the option to require the Company to redeem their shares at their respective redemption price plus any declared and unpaid dividends. Accordingly, the Series B, Series C and Series D are being recorded up to their redemption value by annually accreting $0.15, $0.45 and $0.52 per share until June 30, 2006, respectively. Redemption payment on all series of preferred stock shall be made in three equal annual installments.

Warrants

   In August 2000, the Company issued a warrant for the purchase of 34,330 shares of Series C Preferred Stock in connection with a line-of-credit agreement. This warrant is fully vested and exercisable and expires in August 2010. The Company has valued this warrant at $169. As of December 31, 2003, this warrant has not been exercised. If the offering contemplated by this prospectus is consummated, the warrant will automatically convert into a warrant to purchase 34,330 shares of common stock.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

12.     Stockholders’ Equity

Common Stock

   At March 31, 2004, the Company has authorized 32,557,444 shares of common stock which are reserved for the following:

Description	Amount

Series A Preferred Stock	4,000,000
Series B Preferred Stock	4,531,063
Series C Preferred Stock	9,221,970
Series D Preferred Stock	5,130,770
Stock options	5,463,078
Warrants	34,330

28,381,211

   Between 1998 and 2001, the Company entered into stock restriction agreements with certain common stockholders, including certain executives. Under the terms of the restricted stock agreements, the Company has the right to repurchase the shares of common stock at the original purchase price, unless certain length-of-employment conditions are met. At December 31, 2003 and March 31, 2004, 46,493 shares and 35,764 shares remain subject to restrictions under these agreements for which the restrictions lapse through 2005. The lapsing of the restrictions accelerates upon certain events, as defined.

   During November and December 2001, the Company executed full recourse notes receivable in the amount of $1,167 from three executives in consideration for the payment of the exercise of their options. The notes are due five to six years from the date of issuance or upon any sale by the stockholder of shares of common stock or certain other transactions. The notes receivable bear interest at an annual rate of 6.5%. The notes are reflected as subscriptions receivable, a component of stockholders’ (deficit) equity. During fiscal 2002, two of the executives terminated their employment with the Company. The Company repurchased 273,000 shares of restricted common stock from the terminated executives for approximately $496. The purchase price for these shares was applied against the outstanding receivables from these former executives. The remaining outstanding balance of the notes receivable from one of the former executives of $44 was repaid in lieu of the executive receiving severance compensation. In the three months ended March 31, 2004, the Company received a $588 payment from an executive which represented $513 repayment of the subscription note receivable and $75 of interest. The interest is recorded on a cash basis and is included in interest income. There was $627 and $113 of notes receivable outstanding at December 31, 2003 and March 31, 2004, respectively.

   In 2003, the Company repurchased 37,000 shares of common stock from two former employees in accordance with contractual right of first refusal. The purchase price was $111, the then current fair market value. These shares have been reflected in treasury stock in the accompanying statement of stockholders’ deficit.

Stock Options

   On November 13, 1997, the Company adopted the Phase Forward Incorporated 1997 Stock Option Plan, as amended (the Plan), under which the Board of Directors may grant incentive and nonqualified

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

stock options to purchase an aggregate of 6,599,880 shares of common stock to employees of the Company and non-employees. The exercise price of each option is determined by the Board of Directors. Incentive stock options may not be granted with an exercise price less than the fair market value of the stock on the date of grant, as defined by the Board of Directors. Options granted under the Plan generally vest over four or five year periods and expire ten years from the grant date. In the three months ended March 31, 2004, the Company granted options to purchase 205,000 shares of common stock that vest upon the earlier of 7 years from date of grant or the attainment of specified milestones. Upon completion of an initial public offering, 61,250 options automatically vest, which will accelerate $290,000 in stock-based compensation expense. The Plan expires ten years from the effective date.

2003 Non-employee Director Stock Option Plan

   In October 2003, the Board of Directors and stockholders adopted the Phase Forward Incorporated 2003 Non Employee Director Stock Option Plan (the Non Employee Plan), under which the Company may grant up to 362,000 shares of common stock to certain members of the Board of Directors. The plan provides solely for the automatic, one-time grant of an option to purchase 100,000 shares of common stock upon initial election to the Board of Directors. The exercise price of the options must not be less than 100% of the fair market value on the grant date. Options vest on the fifth anniversary of the date of grant, so long as the non-employee director has continuously served on the Board of Directors through such vesting date. If the director meets certain board attendance criteria, options may vest at a rate of one-twentieth per quarter.

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   At December 31, 2003 and March 31, 2004, 1,216,854 and 874,327 shares are available for future grants under the plans, respectively. Information with respect to activity under the Plan and the Non Employee Plan are as follows:

			Weighted
		Exercise	Average
	Number of	Price per	Price per
	Shares	Share	Share

Outstanding at December 31, 2000	2,233,912	$0.10–5.00	$1.72
Granted	3,816,022	3.00	3.00
Exercised	(557,186)	0.10–5.00	2.32
Canceled	(1,766,237)	0.20–5.00	2.95

Outstanding at December 31, 2001	3,726,511	0.10–5.00	2.36
Granted	1,902,401	3.00	3.00
Exercised	(164,211)	0.10–5.00	0.44
Canceled	(1,209,921)	0.10–5.00	2.82

Outstanding at December 31, 2002	4,254,780	0.10-5.00	2.59
Granted	823,300	3.00	3.00
Exercised	(355,348)	0.10–5.00	0.52
Canceled	(425,841)	0.10–5.00	2.91

Outstanding, December 31, 2003	4,296,891	0.10–5.00	2.81

Granted (unaudited)	363,250	3.00–6.00	4.69
Exercised (unaudited)	(50,667)	0.10–3.00	0.87
Canceled (unaudited)	(20,723)	2.00–3.00	2.95

Balance March 31, 2004 (unaudited)	4,588,751	$0.10–6.00	$2.98

Exercisable at December 31, 2001	957,626	$0.10–5.00	$1.77

Exercisable at December 31, 2002	1,569,756	$0.10–5.00	$2.11

Exercisable at December 31, 2003	1,973,410	$0.10–5.00	$2.64

Exercisable at March 31, 2004 (unaudited)	2,175,897	$0.10–6.00	$2.71

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

   The following tables summarize information regarding the Company’s stock options outstanding and exercisable at December 31, 2003 and March 31, 2004:

At December 31, 2003

Options Outstanding				Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise	Number of	Life (in	Exercise	Number of	Exercise
Prices	Shares	Years)	Price	Shares	Price

$0.10–0.50	263,956	4.9	$0.15	245,220	$0.15
0.50–1.00	144,217	5.8	1.00	115,347	1.00
1.50–2.00	44,676	5.3	2.00	35,445	2.00
2.50–3.00	3,706,842	8.5	3.00	1,447,803	3.00
4.50–5.00	137,200	6.4	5.00	129,595	5.00

0.10–5.00	4,296,891	8.1	2.81	1,973,410	2.64

At March 31, 2004 (unaudited)

Options Outstanding				Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise	Number of	Life (in	Exercise	Number of	Exercise
Prices	Shares	Years)	Price	Shares	Price

$0.00–0.60	230,466	4.6	$0.15	220,864	$0.15
0.60–1.20	140,967	5.5	1.00	121,222	1.00
1.80–2.40	36,676	5.7	2.00	30,592	2.00
2.40–3.00	3,750,192	8.3	3.00	1,665,962	3.00
4.20–4.80	173,250	9.8	4.50	791	4.50
4.80–5.40	137,200	6.1	5.00	136,425	5.00
5.40–6.00	120,000	9.9	6.00	41	6.00

	4,588,751	8.0	2.98	2,175,897	2.71

   Weighted average remaining contractual life of options outstanding was 7.9 years, 7.7 years, 8.1 years for 2001, 2002 and 2003, respectively.

   In 1999 and 2001, the Company issued options to purchase 75,000 and 50,000 shares of common stock, respectively, to a consultant. The Company recorded stock-based compensation expense for these options of $69 and $103 for the years ended December 31, 2001 and 2002, respectively.

   The Company records deferred stock-based compensation in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. In connection with the offering contemplated by this prospectus, the Company has reviewed the assumptions used to determine the fair market value and the Company’s common stock during 2003. Based upon the anticipated offering price of common stock, the Company has recorded deferred stock-based

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

compensation on all awards granted during 2003. Because there had been no public market for the Company stock, the Company’s Board of Directors has determined the fair value of the common stock based upon several factors, including, but not limited to, the Company’s operating and financial performance, the issuances of convertible preferred stock and the rights and preferences of all securities senior to common stock. The Company amortizes the deferred compensation charges over the vesting period of the underlying option awards in accordance with FIN 28. The Company recorded deferred compensation of $3,060 and $1,437 in the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. The Company amortized $727, $6, and $446 to expense in the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004, respectively. As of March 31, 2004, there was an aggregate of $3,324 of deferred stock-based compensation remaining to be amortized approximately as follows: $1,324 in the year ending December 31, 2004; $1,014 in the year ending December 31, 2005; $568 in the year ending December 31, 2006; $262 in the year ending December 31, 2007 and $156 through December 31, 2011.

13.     Segment Information

   SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

Geographic Data

   Financial information by geographic area for the three years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, were as follows:

   The following table summarizes sales recorded in each of the Company’s principal sales office locations.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues:
United States	$25,911	$39,552	$37,859	$9,175	$10,525
United Kingdom	6,434	12,341	12,670	3,122	3,405
France	1,658	6,016	7,737	1,919	2,146
Asia Pacific	1,821	2,663	3,759	731	886

	$35,824	$60,572	$62,025	$14,947	$16,962

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

	As of
	December 31,		As of
			March 31,
	2002	2003	2004

			(unaudited)
Property and equipment, net:
United States	$7,215	$4,309	$4,284
Other	978	990	921

	$8,193	$5,299	$5,205

14.	Quarterly Financial Data (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year Ended December 31, 2003
Total revenues	$14,947	$14,676	$16,203	$16,199
Gross margin	6,949	7,158	8,270	8,882
Net loss	(1,755)	(922)	(108)	(3,841)

Net loss applicable per common share	$(1.11)	$(0.85)	$(0.60)	$(1.66)

Year Ended December 31, 2002
Total revenues	$15,160	$15,563	$15,157	$14,692
Gross margin	6,300	7,035	7,328	6,882
Net loss	(2,840)	(1,817)	(605)	(1,692)

Net loss applicable per common share	$(1.69)	$(1.33)	$(0.87)	$(1.18)

15.	Employee Benefit Plan

   On January 1, 1998, the Company adopted the Phase Forward Incorporated 401(k) Plan (the 401(k) Plan). The 401(k) Plan allows employees to make pretax contributions up to the maximum allowable amount set by the IRS. Under the 401(k) Plan, the Company may match a portion of the employee contribution up to a defined maximum. The Company may, but is not obligated to, provide profit sharing to employees. During 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company made no contributions to the 401(k) Plan.

16.	Revisions to the 2001 Consolidated Financial Statements and Footnotes

   The Company has revised the presentation of its 2001 consolidated financial statements and certain disclosures therein, which were audited by Arthur Andersen LLP, to conform with the presentation of the 2002 and 2003 consolidated financial statements and notes thereto. In addition, certain financial information was not required to be presented in audited financial statements at the time Arthur Andersen LLP issued its report on 2001 due to the Company’s non-public status at that time. A summary of the principal revisions to the 2001 consolidated financial statements is as follows:

•	Inclusion of $353 of reimbursed out-of-pocket costs in service revenue and cost of service revenue upon the adoption of EITF 01-14 (See Note 2).

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

•	Reclassification of $600 of amortization expense related to acquired technologies from operating expenses to cost of license revenue in the accompanying 2001 statement of operations (See Note 4).

•	Disaggregation of total revenues in the statement of operations and in the footnotes for the amount of license and service revenues (See Note 2).

•	Inclusion of net loss per share applicable to common stockholders (See Note 2).

•	Reclassification of redeemable convertible preferred stock and preferred stock warrant from stockholder’s equity to temporary equity.

•	The Company has provided expanded footnote disclosures for 2001 information for the following accounts: Revenues (Note 2), Deferred costs (Note 2), Prepaid commissions and royalties (Note 2), Net loss per share (Note 2), Stock based compensation (Note 2), Advertising expenses (Note 2), the acquisition of Clinsoft (Note 3), Income taxes (Note 8), and Segment Information — Geographic data (Note 13).

17.	Subsequent Events (unaudited)

   On March 11, 2004, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. Additionally, the Board of Directors approved an increase to the number of authorized shares of the capital stock to 105 million shares, consisting of 100 million shares of common stock and 5 million shares of preferred stock, the 2004 Stock Option and Incentive Plan, the 2004 Employee Stock Purchase Plan and an amendment to the 2003 Non-Employee Director Stock Option Plan, all of which were approved by the stockholders on April 20, 2004. The 2004 Employee Stock Purchase Plan will be available to all eligible employees, who will be able to individually purchase a maximum of 10,000 shares annually at a price equal to 85 percent of the lower of the fair market value at the start date of the offering or fair market value on the semi-annual purchase dates. The Company has reserved for issuance an aggregate of 320,000 shares of common stock for this plan. The Company has reserved for issuance an aggregate of 1,500,000 shares of common stock under the 2004 Stock Option and Incentive Plan which will be the successor equity incentive program to the 1997 Stock Option Plan. For the 2003 Non-Employee Director Stock Option Plan, the Company has reserved for issuance an aggregate of 562,000 shares of common stock.

   On April 26, 2004, Datasci, LLC (“Datasci”) filed suit (Civil Action No. 04-1328 (MJG)) in the United States District Court for the District of Maryland (Greenbelt Division) against Phase Forward Incorporated and Quintiles Inc., one of the Company’s customers. Datasci has asserted that certain of the Company’s products and services, and the products and services of Quintiles, infringe a United States patent claimed to be owned by Datasci (Patent No. 6,496,827). Datasci is seeking an injunction and unspecified damages from each of the Company and Quintiles. The case is still in the initial pleading stage.

   On May 4, 2004, the Company filed an Answer and Counterclaim to Datasci’s complaint denying that it infringes the patent which Datasci claims to own. The Answer also challenges the validity of the patent and asserts numerous affirmative defenses. The Company’s Counterclaim seeks a declaratory judgment that the Company does not infringe the patent claimed to be owned by Datasci. Datasci responded by denying all the allegations in the Company’s Counterclaim. Although this action is in the initial pleading stage, the Company is prepared to vigorously defend the claim and pursue its

Phase Forward Incorporated and Subsidiaries

Notes to Consolidated Financial Statements

(including data applicable to unaudited periods) — (Continued)

(in thousands, except share and per share amounts)

Counterclaim seeking the declaratory judgment and any other remedies available to the Company. Due to the preliminary nature of these claims, the Company is unable to assess whether the outcome will have a material adverse effect on its results of operations. Regardless of outcome, litigation can have an adverse impact on the results of operations and financial condition of the Company because of defense costs, diversion of management resources and other factors.

   On June 1, 2004, the Company amended the automatic conversion terms of its Series B, C and D Preferred Stock. After this amendment, all shares of outstanding preferred stock are automatically converted upon the closing of an initial public offering of common stock occurring on or before June 1, 2005 at a price per share of at least $7.50. After this amendment, in the event of mandatory conversion as a result of an initial public offering by the Company on or before June 1, 2005, at less than $7.50 per share, the Company will be obligated to make a payment to Series B, C and D preferred stockholders in an amount equal to the respective original purchase price of each such series. In addition, in such an event, those preferred stockholders would also receive a share of common stock for each share of preferred stock held by them prior to the conversion of that preferred stock.

   On June 4, 2004, the Company’s board of directors declared a special cash dividend of $4.7 million, payable on September 15, 2004, to the holders of record of Series B, C and D Preferred Stock as of June 15, 2004.

8,330,000 Shares

Common Stock

Thomas Weisel Partners LLC

Piper Jaffray
Raymond James

________________________________________________________________________________

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                       , 2004 (25 days after commencement of this offering), all dealers that buy, sell or trade these shares of the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

   Estimated expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee	$10,928
NASD filing fee	9,125
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	150,000
Legal fees and expenses	750,000
Accounting fees and expenses	725,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees and expenses	15,000
Miscellaneous	229,947

Total	$2,000,000

*	To be filed by Amendment.

Item 14.     Indemnification of Directors and Officers.

   The Delaware General Corporation Law and our charter and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, we will indemnify our directors and officers with respect to actions taken by them in good faith in a manner reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our charter and bylaws filed as Exhibits 3.1, 3.2, 3.3 and 3.4 to this registration statement, respectively.

   The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”). Reference is made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement.

   We have entered into agreements with certain of our officers and directors that also provide for such indemnification and expenses and liability reimbursement. These agreements require us to indemnify such persons against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

   In addition, we have an existing directors and officers liability insurance policy.

Item 15.     Recent Sales of Unregistered Securities.

   In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

   (a) Issuances of Capital Stock.

   In August 2001, we issued 3,891,684 shares of our series D preferred stock to 23 stockholders of Clinsoft Corporation in a merger transaction in exchange for all of the issued and outstanding capital stock of Clinsoft.

   In December 2001 and January 2002, we issued and sold an aggregate of 1,230,770 shares of our series D preferred stock to 38 institutional investors for an aggregate purchase price of $8,000,005.

   No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

   (b) Grants and Exercises of Stock Options.

   Since March 31, 2001, we have granted stock options to purchase 4,009,180 shares of common stock with exercise prices ranging from $0.10 to $6.00 per share, to employees, directors and consultants pursuant to our stock option plans. Of these options, 413,741 have been exercised for an aggregate consideration of $1,241,223 as of March 31, 2004. The issuance of common stock upon exercise of the options was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

   (a) Exhibits:

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant (to be in effect prior to the closing of the offering).
3	.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be filed upon the closing of the offering).
3	.3**	Bylaws of the Registrant (currently in effect).
3	.4**	Form of Amended and Restated Bylaws of the Registrant (to take effect as of the effective date of the registration statement).
4	.1*	Specimen Certificate for shares of the Registrant’s Common Stock.
4	.2**	Description of Capital Stock (contained in the Certificate of Incorporation filed as Exhibits 3.1 and 3.2).
5.1		Legal Opinion of Testa, Hurwitz & Thibeault, LLP.
10	.1+**	1997 Stock Option Plan.
10	.2+**	Amended and Restated 2003 Non-Employee Director Stock Option Plan.
10	.3+**	2004 Stock Option and Incentive Plan.
10	.4+**	2004 Employee Stock Purchase Plan.
10	.5**	Fifth Amended and Restated Investors’ Rights Agreement, as amended by Amendments No. 1 and No. 2 thereto.
10	.5.1*	Termination and Amendment Agreement between the Registrant and certain of its stockholders named herein.
10	.6*	Loan Agreement between the Registrant and Silicon Valley Bank, as modified.
10	.7**#	Software License Agreement between the Registrant and Eli Lilly and Company.
10	.8**#	Consulting and Professional Services Agreement between the Registrant and Eli Lilly and Company.
10	.9+*	Form of Executive Agreement between the Registrant and its officers.
10	.10+**	Senior Executive’s Service Agreement between Phase Forward Europe Limited and Stephen Powell.

Exhibit
No.		Description

10	.11+	Executive Service Agreement between Phase Forward Europe Limited and Martin Young.
10	.12+**	Stock Restriction Agreement between John J. Schickling and the Registrant dated November 2, 2001.
10	.13+**	Stock Restriction Agreement between John J. Schickling and the Registrant dated November 27, 2001.
10	.14+**	Form of Indemnification Agreement between the Registrant and each of its directors.
10	.15**	Sublease Agreement between the Registrant and BMC Software, Inc.
23.1		Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP.
24	.1**	Power of Attorney (contained on page II-4).

*	To be filed by amendment.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Previously filed.

#	Confidential treatment requested for portions of this document.

   (b) Financial Statement Schedules.

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.     Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts on June 7, 2004.

PHASE FORWARD INCORPORATED

By:	/s/ ROBERT K. WEILER

Robert K. Weiler
President and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ ROBERT K. WEILER Robert K. Weiler	President, Chief Executive Officer and Director (Principal Executive Officer)	June 7, 2004

/s/ JOHN J. SCHICKLING John J. Schickling	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	June 7, 2004

* Paul A. Bleicher, M.D., Ph.D	Chairman of the Board	June 7, 2004

* Axel Bichara	Director	June 7, 2004

* Franklyn A. Caine	Director	June 7, 2004

* James I. Cash, Jr., Ph.D	Director	June 7, 2004

* Richard A. D’Amore	Director	June 7, 2004

*By: /s/ JOHN J. SCHICKLING John J. Schickling Attorney-in-fact

Signature		Title	Date

* Eugene D. Hill, III		Director	June 7, 2004

* Ronald Hunt		Director	June 7, 2004

* Peter Barton Hutt		Director	June 7, 2004

*By:	/s/ JOHN J. SCHICKLING John J. Schickling Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant (to be in effect prior to the closing of the offering).
3	.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be filed upon the closing of the offering).
3	.3**	Bylaws of the Registrant (currently in effect).
3	.4**	Form of Amended and Restated Bylaws of the Registrant (to take effect as of the effective date of the registration statement).
4	.1*	Specimen Certificate for shares of the Registrant’s Common Stock.
4	.2**	Description of Capital Stock (contained in the Certificate of Incorporation filed as Exhibits 3.1 and 3.2).
5.1		Legal Opinion of Testa, Hurwitz & Thibeault, LLP.
10	.1+**	1997 Stock Option Plan.
10	.2+**	Amended and Restated 2003 Non-Employee Director Stock Option Plan.
10	.3+**	2004 Stock Option and Incentive Plan.
10	.4+**	2004 Employee Stock Purchase Plan.
10	.5**	Fifth Amended and Restated Investors’ Rights Agreement, as amended by Amendments No. 1 and No. 2 thereto.
10	.5.1*	Termination and Amendment Agreement between the Registrant and certain of its stockholders named therein.
10	.6*	Loan Agreement between the Registrant and Silicon Valley Bank, as modified.
10	.7**#	Software License Agreement between the Registrant and Eli Lilly and Company.
10	.8**#	Consulting and Professional Services Agreement between the Registrant and Eli Lilly and Company.
10	.9+*	Form of Executive Agreement between the Registrant and its officers.
10	.10+**	Senior Executive’s Service Agreement between Phase Forward Europe Limited and Stephen Powell.
10	.11+	Executive Service Agreement between Phase Forward Europe Limited and Martin Young.
10	.12+**	Stock Restriction Agreement between John J. Schickling and the Registrant dated November 2, 2001.
10	.13+**	Stock Restriction Agreement between John J. Schickling and the Registrant dated November 27, 2001.
10	.14+**	Form of Indemnification Agreement between the Registrant and each of its directors.
10	.15**	Sublease Agreement between the Registrant and BMC Software, Inc.
23.1		Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP.
24	.1**	Power of Attorney (contained on page II-4).

*	To be filed by amendment.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Previously filed.

#	Confidential treatment requested for portions of this document.